Exhibit 99.1

Annual Report 2020

March 10, 2021

Thomson Reuters Annual Report 2020

Information in this annual report is provided as of March 3, 2021, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

•	“LSEG” refers to London Stock Exchange Group plc;

•	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

•	“$,” “US$” or “dollars” are to U.S. dollars.

When we refer to our performance before the impact of foreign currency (or at “constant currency”), we mean that we apply the same foreign currency exchange rates to the financial results of the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it allows better comparability of our business trends from period to period.

Non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

Thomson Reuters Annual Report 2020

Thomson Reuters Annual Report 2020

Business

Overview

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is www.tr.com.

We are organized in five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Our Business Model and Key Operating Characteristics

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world.

Thomson Reuters Annual Report 2020

Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments. Some of our key business and operating characteristics are:

Attractive Industry

•   Currently our “Big 3” operate in an estimated $28 billion market segment expected to grow between 6% and 8% over the next 5 years

•   Legal, Tax & Government market segments prime for content-driven innovation

Balanced and Diversified Leadership

•   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•   Resilient businesses, historically stable, which has been affirmed by our performance during the COVID-19 pandemic

•   Approximately 500,000 customers; largest customer is approximately 2% of revenues (excluding the news and editorial content contract with Refinitiv)

Attractive Business Model • 80% of revenues are recurring • 90% of revenues are from products delivered electronically or as software and services • Strong and consistent cash generation capabilities

Strong Competitive Positioning

•   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•   Products deeply embedded in customers’ daily workflows

•   90% retention rate

Disciplined Financial Policies

•   Focused and incentivized on organic revenue growth and free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Committed to maintaining investment grade rating with stable capital structure

•   Significant potential capital capacity over the next four years affords significant optionality

All revenue information reflected above is based on our 2020 full-year results. Our “Big 3” segments refer to our Legal Professionals, Corporates and Tax & Accounting segments combined. The Refinitiv news and editorial contract represented approximately 6% of our 2020 revenues.

Three-Year History

•

2018 – We sold a 55% interest in our F&R business (now the Refinitiv business of LSEG) to private equity funds affiliated with Blackstone for approximately $17 billion. We subsequently returned $10 billion of the proceeds to our shareholders. We set aside approximately $2 billion of the proceeds of the F&R transaction to fund strategic, targeted acquisitions to bolster our positions in key growth segments of our Legal Professionals, Corporates and Tax & Accounting Professionals businesses or for share repurchases. During 2018, we also transitioned from a product-focused structure to a customer-focused structure and remapped our business units into the new segments.

•

2019 – 2019 was our first full year of operations after completing the F&R transaction and restructuring our company into customer-focused segments. Through the end of 2019, we spent over half of the $2 billion investment fund on acquisitions, including Confirmation, HighQ and FC Business Intelligence (now rebranded Reuters Events). In August 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG for a total enterprise value of approximately $27 billion (at the time of announcement).

•

2020 – We began 2020 with momentum, having completed our first full year re-positioned into our customer-focused segments after completing the F&R transaction in 2018. In March 2020, however, the global COVID-19 pandemic created

Thomson Reuters Annual Report 2020

unprecedented health risks to our employees, customers and suppliers, and containment measures intended to mitigate the impact of the pandemic resulted in a global economic crisis and ongoing uncertainty. In response to the pandemic, we immediately transitioned most of our staff to a virtual work environment. At the same time, we worked with our approximately 500,000 customers to ensure continued access to our products and services. Our 2020 performance reflected the resiliency of our markets and our business.

In January 2021, we and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG. For additional information about the transaction, please see the “Management’s Discussion and Analysis” section of this annual report.

2020 Performance Highlights

Below are financial highlights of our results for the year ended December 31, 2020. Please see the “Management’s Discussion and Analysis” section of this annual report for additional information about our recent performance.

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency

IFRS Financial Measures

Revenues	5,984	5,906	1%

Operating profit	1,929	1,199	61%

Diluted EPS	$2.25	$3.11	(28%)

Cash flow from operations	1,745	702	148%

Non-IFRS Financial Measures

Revenues	5,984	5,906	1%	2%

Organic revenue growth				1%

Adjusted EBITDA	1,975	1,493	32%	32%

Adjusted EBITDA margin	33.0%	25.3%	770bp	760bp

Adjusted EPS	$1.85	$1.29	43%	43%

Free cash flow	1,330	159	735%

Supplemental financial results – “Big 3” Segments—Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Year ended December 31,
			Change
(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency

Non-IFRS Financial Measures

Revenues	4,738	4,584	3%	4%

Organic revenue growth				4%

Adjusted EBITDA	1,791	1,625	10%	10%

Adjusted EBITDA margin	37.8%	35.4%	240bp	210bp

We met or exceeded each of the performance metrics in our updated 2020 full-year business outlook communicated on November 3, 2020. Our full-year 2020 outlook assumed constant currency rates relative to 2019 and included the impact of closed acquisitions and dispositions. Some of the financial measures in the tables above as well as the outlook below are provided on a non-IFRS basis. Refer to Appendices A and B of the “Management’s Discussion and Analysis” section for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Thomson Reuters Annual Report 2020

The table below compares our actual performance (before currency) to the outlook:

2020 Full-Year Outlook Total Thomson Reuters Outlook

	2020 Outlook	2020 Actual Performance

	Before currency and included the impact of closed acquisitions/ dispositions	Before currency(1)
Revenue Growth	1.0% - 2.0%	2.1%
Organic revenue growth	0% - 1.0%	1.2%
Adjusted EBITDA margin	Approximately 32.0%	32.9%
Corporate costs	$140 million - $150 million	$125 million
Free cash flow	Approximately $1.1 billion	$1.3 billion
Capital expenditures, as a percentage of revenues	8.0% - 8.5%	8.4%
Depreciation and amortization of computer software	$650 million - $675 million	$672 million
Interest expense	$190 million - $215 million	$195 million
Effective tax rate on adjusted earnings	Approximately 17% - 19%	16.9%

“Big 3” Segments Outlook

	2020 Outlook	2020 Actual Performance

	Before currency and included the impact of closed acquisitions/ dispositions	Before currency(1)
Revenue Growth	3.0% - 4.0%	4.2%
Organic revenue growth	3.0% - 4.0%	3.8%
Adjusted EBITDA margin	37.0% - 38.0%	37.5%

(1) Our 2020 performance (before currency) was measured in constant currency rates relative to 2019, except for the 2020 free cash flow performance which was reflected at actual rates.

2021 Key Priorities – Our Change Program

While we have strong market segment positions and a loyal customer base, we must continue to evolve given the trends in our business. We have initiated a two-year Change Program that is intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company.

Our transition to an operating company means that our business segments will focus solely on understanding and serving their customers’ needs. They will be supported by central functions that will manage technology, product development, customer service and support across our company. These central functions can leverage scale and best practices, thereby improving efficiency and the speed at which we can develop new products. The objectives of our Change Program are to:

•	Make it easier for our customers to do business with us;

•	Significantly modernize and simplify our product portfolio and product development groups;

•	Reduce complexity in our operations and technology organization; and

•	Continue to simplify our organizational structure to enable a more innovative culture.

Thomson Reuters Annual Report 2020

While our content provides us with a significant competitive advantage, we believe that we can achieve greater success by transitioning from a content provider to a content-driven technology company. We intend to provide a more modern customer experience by enriching our content with artificial intelligence, machine learning and software that is delivered in a cloud environment, which we believe will enable us to reach more customers, particularly smaller and medium sized businesses.

The following further describes our 2021 focus areas and priorities related to the Change Program:

2021 4 Focus Areas	EXECUTION Priority Work Streams	2023 – End Result Goals Operating Company
Reimagine the Customer Experience

• Modern digital self-serve approach, enabling greater penetration of the small and medium size businesses (SMB) market segment

• Standardized commercial terms, billing process and customer support

• Data-driven and AI-powered sales and marketing

• Digital is a significant contributor to sales and renewals • Improved customer experience and higher Net Promoter Score (NPS), which is a metric that we use to measure customer experience
Optimize Products & Portfolio

• Simplify product suite around main franchises and focus on a smaller number of higher growth product categories

• World class product proposition, development, pricing, delivery and management

• Omnichannel approach - channels aligned to meet customers’ needs

• More targeted, integrated set of products • Modular entitlement and single customer ID that drive valuable outcomes for customers
Simplify Operations & Leverage Technology

• Create shared technology platforms that support agile product development and significantly enhance customer experience

• Scale up machine learning and re-engineer underlying processes

• Finish shift to the cloud in 2023 and support simplification across the company

• Secure, modernized and simplified technology architecture and operations • 90% of revenue available on cloud
Create Inclusive Culture of World Class Talent

• Right roles in the right locations allowing us to attract and retain world-class talent

• Increase investment in training and development

• Foster inclusive purpose-driven culture that reflects our core values

• Self-replenishing pipeline of world-class internal talent

We are also targeting seven strategic growth priorities, which collectively had revenues of over $3.0 billion in 2020. We believe these priorities can drive further organic revenue growth reflecting their strong market segment positions, leveraging opportunities and potential to scale.

	Strategic Priorities	2020 Revenues (approx.)
Legal Professionals(1)	(1) Practical Law	$400 million
	(2) HighQ and Contract Express	$200 million
	(3) Westlaw	$1.5 billion(4)
Government(2)	(4) CLEAR, TRSS and Pondera	$400 million
Tax & Accounting Professionals	(5) Onvio	$500 million
	(6) Cloud Audit Suite and Confirmation(3)	$100 million
Corporate Tax & Trade	(7) Direct Tax & Indirect Tax	$400 million

(1) Products reported in Legal Professionals and Corporates segments.

(2) Government (our Risk, Fraud and Compliance businesses) is reported in the Legal Professionals segment.

(3) Products reported in Tax & Accounting Professionals and Corporates segments.

(4) Includes $100 million of revenues reported in Government.

We believe our Change Program initiatives will be largely complete in 24 months and will require an investment of between $500 million and $600 million in 2021 and 2022. By 2023, we believe the financial benefits that will result from these initiatives include:

•	Achieve organic revenue growth of 5% - 6%, including additional annual revenues of $100 million;

•	Achieve an adjusted EBITDA margin of 38% - 40%;

Thomson Reuters Annual Report 2020

•	Achieve free cash flow of $1.8 billion - $2.0 billion;

•	Achieve annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and

•	Reduce capital expenditures as a percentage of revenue to between 6.0% and 6.5%.

Customer Segments

Our business is a customer-focused structure organized in five reportable customer segments: Legal Professionals, Corporates, Tax & Accounting Professionals, Reuters News and Global Print. This structure allows us to focus on the customer and partner with them to solve challenges that they face in their businesses. For additional information about the results of operations of our customer segments, please see the “Management’s Discussion and Analysis” section of this annual report.

Legal Professionals

Our Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics. The following provides a summary of Legal Professionals’ 2020 revenues by type of customer.

Legal Professionals’ primary global competitors are LexisNexis (which is owned by RELX Group) and Wolters Kluwer. Legal Professionals also competes with Bloomberg Industry Group and other companies that provide legal and regulatory information, as well as Aderant and other companies that provide practice and matter management software. Legal Professionals also competes with client development providers and other service providers and start-ups that support legal professionals.

Corporates

Our Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals. The following provides a summary of Corporates’ 2020 revenue by type of customer.

Corporates’ primary global competitors are Wolters Kluwer, Bloomberg and LexisNexis. Corporates also competes with focused software providers such as Avalara, MitraTech, Vertex and Sovos and at times with large technology companies such as SAP, as well as the largest global accounting firms.

Thomson Reuters Annual Report 2020

Tax & Accounting Professionals

Our Tax & Accounting Professionals segment serves tax, accounting and audit professionals (other than professionals in the largest seven accounting firms, which are served by our Corporates segment) with software, content and services that help firms master their practices and provide better customer service in the areas of accounting and auditing, tax, payroll, firm management, marketing, advisory and staff training. The following provides a summary of Tax & Accounting Professionals’ 2020 revenues by type of customer.

Tax & Accounting Professionals’ primary competitor is the CCH business of Wolters Kluwer. Other competitors include Bloomberg Industry Group in tax research, and Intuit, Drake Software, CaseWare and Sage in professional software and services. Tax & Accounting Professionals also competes with software start-ups that serve tax, accounting and audit professionals.

Reuters News

Reuters is the world’s largest international multimedia news provider, reaching billions of people every day. It provides trusted global news and intelligence through desktop terminals, the world’s media organizations, and directly to professionals via Thomson Reuters solutions, Reuters.com, the Reuters News app and Reuters Events. In 2020, Reuters delivered approximately 4 million unique news stories, 900,000 pictures and images and 130,000 video stories, alongside industry events.

Founded in 1851 and powered by 2,500 journalists around the world, Reuters News has a reputation for speed, impartiality and insight. It is dedicated to upholding the Thomson Reuters Trust Principles and preserving integrity, independence and freedom from bias in the gathering and dissemination of news. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.

Reuters’ primary competitors include Bloomberg, the Associated Press, Agence France-Presse and Getty.

Global Print

Global Print is a leading provider of information, primarily in print format, to legal and tax professionals, government (including federal, state, and local government lawyers and judges), law schools and corporations. The business serves customers in the United States, Canada, the United Kingdom, Europe, Australia, Asia and Latin America. Global Print’s primary global competitors are LexisNexis and Wolters Kluwer.

Thomson Reuters Annual Report 2020

Key Brands

Our customer-focused structure enables us to have broader conversations with our customers, with a more cohesive go-to-market approach. We believe that this focus will create opportunities to cross sell more of our products and services across their organizations, increase sales to existing customers, improve retention, and attract new customers. The following table provides information about our key brands and the target customer for each brand.

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals
Westlaw Westlaw Edge (U.S. & UK) Sweet & Maxwell (UK) Aranzadi (Spain) La Ley (Argentina)

Legal, regulatory and compliance information-based products and services.

Westlaw is our primary online legal research delivery platform. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features and navigation tools to find and share specific points of law and search for analytical commentary.

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, China, France, India, Ireland, Japan, New Zealand, South Korea, Spain, the United Kingdom, Uruguay and other countries. Through Westlaw International, Westlaw Asia and Westlaw Middle East, we offer our online products and services to customers in markets where we do not offer a fully localized Westlaw service.

Practical Law Practical Law Connect	Legal know-how, current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada, Australia and China.
CLEAR CLEAR Risk Inform PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results.
HighQ	Cloud-based collaboration platform for the legal and regulatory market segment.
Digital Evidence Center /CaseLines	Cloud-based court exhibit and evidence sharing platform for sharing documents and multimedia between justice agencies and legal teams for case preparation and courtroom presentation.
Pondera Solutions	A suite of data and analytics solutions to help analysts, investigators and managers detect financial fraud, waste and abuse in healthcare and large government programs.
Checkpoint Checkpoint Edge (US & Canada)	Integrated tax and accounting information solution that addresses market disruption through integrated research, editorial insight, workflow productivity tools, online learning and news updates, along with intelligent links to related content and software.

Thomson Reuters Annual Report 2020

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals
FindLaw	Online legal directory, website creation and hosting services, law firm marketing solutions and peer rating services.
3E ProLaw Legal One Firm Central	Suites of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management.
Legal Tracker	Online spend and matter management, e-billing, legal analytics services, and document storage, search and retrieval.
eDiscovery Point	Electronic discovery software solution.
Regulatory Intelligence	Information and software products that provide a single source for regulatory news, analysis, rules and developments, with global coverage of more than 400 regulators and exchanges.
Compliance Learning	Training programs that assist in changing behavior and supporting a culture of integrity and compliance.
ONESOURCE ONESOURCE Global Trade	Comprehensive global tax solution with local and country content focused on managing a company’s entire tax lifecycle, including direct and indirect tax compliance, indirect determination, tax accounting, transfer pricing documentation and calculations, trade and customs supporting global supply chain, trust taxation, tax information reporting, property tax, tax planning, and overall workflow and process management.
Confirmation	Cloud-based platform to automate the workflow of the confirmations process of an audit. Used by a global network of audit firms, banks and law firms to increase efficiency and reduce risk.
CS Professional Suite	Scalable, integrated suite of desktop and online software applications that encompass key aspects of a professional accounting firm’s operations, from collecting customer data and posting finished tax returns to the overall management of the accounting practice.
Onvio	International suite of cloud-based products that bring aspects of accounting firm operations - including document management, file sharing and collaboration, time and billing, workpaper management and project management - into a single, accessible online platform.

Thomson Reuters Annual Report 2020

Additional Business Information

Corporate

Our corporate center seeks to foster a group-wide approach to management while allowing our business segments sufficient operational flexibility to serve their customers effectively. Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Operations & Technology

Our Operations & Technology group unifies our core functions (most notably, our engineering and technology operations functions, security, sales support operations, real estate, and content development) into a single enterprise team. We believe that Operations & Technology continues to provide us with a greater opportunity to accelerate our progress on scale and growth initiatives and allows us to sharpen our focus on allocating resources to our growth priorities.

We believe we can make information more relevant, more personal and deliver it faster to our customers through the smart use of technology. By using shared technology and working across our businesses, we are making our data more accessible and valuable for our customers, no matter how they access it. We are increasingly shifting more of our software from being on-premise installations to software-as-a-service (SaaS) or cloud-based offerings that provide customers with access through the Internet.

We believe that we are continually transforming our content, products, services and company to better meet our customers’ needs. We also continue to focus on securing our customer data and global systems as we implement and enhance our security programs.

We operate a Technology Centre in Toronto which is dedicated to developing the next generation of products and capabilities for our global customers. We also continue to operate Thomson Reuters Labs facilities to provide us with greater proximity to our customers and partners and to collaborate on data-driven innovation and research. Our Thomson Reuters Lab in Switzerland includes an Incubator program that offers start-up companies a physical base and access to our solutions while providing us with greater insight into emerging technologies.

Research and Development

Innovation is essential to our success and is one of our primary bases of competition. Research & Development (R&D), part of Thomson Reuters Labs, performs computer science research and practical development in areas of cognitive computing, including machine learning and artificial intelligence (AI). This group leads our Centre for AI and Cognitive Computing in Toronto.

Our teams are at the driving edge of how emerging technologies like machine learning, big data, cloud and blockchain can be applied to the distinct challenges of the industries and customers that we serve. We believe that we are uniquely positioned to combine these technologies with the intelligence and human expertise that our customers need to find trusted answers.

Digital Transformation

We have been a pioneer of digital product development for decades. As part of our customer experience transformation, we are creating a more holistic online experience, making it easier for our customers to find, buy and get the most out of our products and interact with Thomson Reuters digitally. In 2020, we improved upon the digital capabilities for some customer renewals and customer service. We plan to continue investing in further improvements to our digital capabilities in 2021.

Intellectual Property

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations, and protect our trademarks and copyrights with registrations, where appropriate.

Thomson Reuters Annual Report 2020

Sales and Marketing

We primarily sell our products and services directly to our customers. In addition, we sell some of our products and services online directly to customers. Focusing more of our marketing and sales efforts on digital propositions has allowed us to broaden our range of customers and reduce sales and marketing costs. Some of our products and services are also sold through partners and authorized resellers.

Acquisitions and Dispositions

Acquisitions - Acquired businesses can strengthen our offerings and enable us to extend our platform with new capabilities that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

In March 2020, we acquired Pondera Solutions, a provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs and in August 2020, we acquired CaseLines, a provider of a cloud-based, evidence sharing platform that allows courts, law enforcement, prosecutors and legal practitioners to digitally collaborate, share and participate in virtual and physical court proceedings.

Dispositions - As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of businesses during the last several years. In October 2018, we sold 55% of our former F&R business to private equity funds affiliated with Blackstone for approximately $17 billion and retained a 45% interest in Refinitiv. In January 2021, we and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (at the time of announcement). For more information about the transaction, please see the “Executive Summary – Sale of Refinitiv to LSEG” section of the “Management’s Discussion and Analysis” and “Additional Information – LSEG Transaction” sections of this annual report. Over the last few years, we also sold several small businesses which were not compatible with our strategy.

For more information on acquisitions and dispositions that we made in the last two years, please see the “Management’s Discussion and Analysis” section of this annual report.

Social Impact

Thomson Reuters powers the world’s most informed professionals and our products are built on trust. We help create the backbone of legal and tax systems, providing information that supports objective and fair outcomes, and driving the wheels of commerce. Through our journalism, we seek to inform and empower people around the world to make better, balanced decisions. We believe that with our customers, our work helps to strengthen the foundations of the societies in which we operate.

We post a social impact report on our website, www.tr.com, which highlights our progress and performance related to environmental, social and governance (ESG).

Thomson Reuters understands that non-financial measures are important to our stakeholders and drive positive impact on global issues. We believe that conducting business in a principled manner, and transparently disclosing relevant targets and metrics related to our ESG programs will allow our stakeholders to be informed on our progress.

We are committed to strengthening institutions, managing our sustainability goals, fostering an inclusive workplace, and making a difference in our communities through our Social Impact programs. We plan to build on our ESG programs through continued partnership with our employees and customers through innovation, community investment, volunteerism and sustainability.

Our programming evolved in 2020. We put increased emphasis on directly addressing compounding issues affecting inclusion and health and wellbeing. We invested in the rebuilding of the Minneapolis-St. Paul community and provided our employees with various other resources.

Fostering an inclusive culture of world-class talent

Thomson Reuters has long recognized the need for organizations to shift from conversations about diversity and inclusion to action, leadership accountability and transparency.

Thomson Reuters Annual Report 2020

In 2020, we put increasing focus on our longstanding work in diversity and inclusion by setting clear representation goals for the company at the leadership level (director and above). As many companies have, we worked to form coalitions with our customers, denouncing racism publicly. We also extended our global diversity and inclusion strategy to embed this work in all we do.

As we strive for continued progress, we are proud to be recognized for our work in this space. In 2020, we scored 100% on the Human Rights Campaign’s Corporate Equality Index and were recognized as a Best Place to Work for LGBTQ Equity, ranked in the top 50 on Refinitiv’s Diversity and Inclusion Index, and were listed as one of America’s Best Employers for Diversity by Forbes, among an additional 16 workplace awards and recognitions.

Addressing wellbeing and mental health for our employees

Mental health is an important component to overall health, and our leadership recognized this by offering tools such as free access to a science-based meditation app, mindfulness discussions and eLearning sessions. In addition, in 2020, Thomson Reuters recognized Mental Health Day as a new company holiday.

Tackling misinformation and strengthening institutions

As international bodies declared a global “info-demic,” intensifying the rapidly accelerating global pandemic, we built on existing programs to foster media literacy among students, launching educational resources to help social media users identify misinformation on COVID-19, in partnership with the National Association of Media Literacy and Education.

We were the lead partner for National Media Literacy Week in the U.S. and redoubled efforts to build demand for unbiased, independent coverage. Reuters launched a commercial partnership with Facebook’s Fact-Checking Program in the U.S. and U.K. as part of its wider work to slow the spread of misinformation.

Our reputation as a trusted and objective broker of information was underscored when Thomson Reuters was selected by the United Nations Global Compact (UNGC) to host and facilitate a Consultation Workshops on the Action Platform for Peace, Justice and Strong Institutions (Sustainable Development Goal 16) for US-based companies including some of our valued customers. Our President and CEO, Steve Hasker, joined more than 1,000 company leaders committing to renewed global cooperation with the UN Global Compact.

Reaffirming our commitment to sustainability

The pandemic understandably drew attention away from significant momentum in the business community to address climate change. Even so, on Earth Day in April 2020, we announced our commitment to targeting net-zero emissions by 2050 and our decision to align to the 1.5 degree pathway, the most ambitious aim of the Science Based Targets Initiative.

We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint. We officially sourced renewable energy for 100% of our global energy needs in 2020. Thomson Reuters is also working closely with our suppliers to drive lower emissions within our supply chain, helping fulfill the ambitions from our approved Science Based Targets.

Making a difference in our communities

In 2020, we doubled paid time off for volunteering from 16 to 32 hours per employee, created new virtual volunteering programs and our employees logged over 84,000 volunteer hours, despite the impact of the pandemic. From small acts of kindness to donating supplies to providing funds for relief, our colleagues showed their inner reserves of compassion and resilience. Employees found creative ways to volunteer by making masks for essential workers, creating a website showing COVID-19 statistics and designing an app to help people get necessary supplies during the pandemic. In addition, our Manila Global Volunteer Network was the recipient of an internal award, based on their volunteer efforts with the Voice of the Free organization to help end human trafficking, modern slavery and forced labor.

Our Thomson Reuters Foundation

The Thomson Reuters Foundation works to advance media freedom, foster more inclusive economies and raise awareness of human rights issues. Through news, media development, free legal assistance and convening initiatives, the Foundation combines its unique media and legal services to drive change. Its mission is to inspire collective leadership, empowering free, fair and informed societies. Additional information on the Foundation can be found at www.trust.org.

Thomson Reuters Annual Report 2020

Built on Trust

This work is reinforced by our Trust Principles, Code of Business Conduct and Ethics, and values. More information about the Trust Principles can be found in this annual report.

Human Capital Management

Employees

The following table sets forth information about our employees as of December 31, 2020.

By Region
Americas	15,300
Asia Pacific	5,100
Europe, Middle East and Africa (EMEA)	3,600
By Unit
Legal Professionals	1,900
Corporates	1,200
Tax & Accounting Professionals	700
Global Print	600
Reuters News	2,900
Product & Editorial	3,300
Operations & Technology	8,300
Corporate Center (Enabling Functions)	1,400
Commercial Functions(1)	800
Other(2)	2,900
Thomson Reuters	24,000

(1) Reflects employees in Marketing, Commercial Excellence and Strategy.

(2) Reflects employees in our Latin America, Asia and Emerging Markets and Government businesses.

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

Overview

Our human capital practices and initiatives are designed to attract, motivate and retain high quality, talented and diverse employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. Our Board of Directors and its HR Committee regularly engage with management on a variety of human capital topics that apply to our current workforce of approximately 24,000 employees, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. The Board and management engage in detailed succession planning discussions for all senior roles, and the principles employed at the senior-most levels of the organization are embraced by management throughout the entire organization.

In 2020, the Board, HR Committee and management had several discussions regarding our company’s response to COVID-19 which addressed the impact of the pandemic on our employees. Thomson Reuters has not experienced any significant disruptions to its business as a result of COVID-19 and continues to be fully operational. Most of our employees continue to work remotely from their homes, enabled by technology that allows them to collaborate with customers and each other. We are developing detailed plans for a gradual, safe re-opening of our offices around the world, though we currently expect that the number of people who return to our offices before July 2021 will be small and on a voluntary basis. Essential employees who cannot work from home, such as Reuters News journalists and those working in the company’s Global Print facilities, follow various health and

Thomson Reuters Annual Report 2020

safety standards. We continue to act and plan based on guidance from global health organizations, relevant governments and evolving best practices.

In January 2021, we introduced new Thomson Reuters Mindsets & Behaviors that all employees are expected to live and demonstrate. The new Mindsets & Behaviors are expected to help us accomplish our most critical objectives and are based on what is great about our culture today as well as the best of what we are becoming.

We expect that human capital management will continue to be an important focus area in the future for our management and the Board because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Properties and Facilities

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2020.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use
610 Opperman Drive, Eagan, Minnesota, United States	2,792,000	Owned	Legal Professionals headquarters and operating facilities
2395 Midway Road, Carrollton, Texas, United States	409,150	Owned	Tax & Accounting Professionals and Corporates headquarters and operating facilities
6300 Interfirst Drive, Ann Arbor, Michigan, United States	247,250	Owned	Tax & Accounting Professionals operating facility
5 Canada Square, London, United Kingdom	165,000	Subleased(1)	Legal Professionals, Tax & Accounting Professionals and Reuters News operating facility
3 Times Square, New York, New York, United States	112,000	Owned/subleased(2)	Corporates and Reuters News operating facility
333 Bay Street, Toronto, Ontario, Canada	59,250(3)	Leased	Thomson Reuters headquarters and Legal Professionals operating facilities
Landis & Gyr 3, Zug, Switzerland	50,250	Leased	Enterprise Centre

(1)	The primary lease (which covers approximately 353,000 sq. ft.) is held by Refinitiv. We are utilizing approximately 165,000 sq. ft. from Refinitiv.
(2)	The landlord (3XSQ Associates) is an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property. The primary lease (which covers approximately 690,000 sq. ft.) was transferred to Refinitiv in 2018. We are utilizing approximately 112,000 sq. ft. from Refinitiv.
(3)	Represents our net occupied area. Our main lease is for 81,250 sq. ft. and we subleased 22,000 sq. ft. to Refinitiv.

Thomson Reuters Annual Report 2020

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations. The risks below are organized by categories and are not necessarily listed in the order of priority to our company.

Industry and COVID-19 Risks

We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the legal, tax and accounting industries. The COVID-19 pandemic has, and likely will continue to, adversely affect these industries as well as our business, financial condition and results of operations.

We operate in a dynamic external environment that is rapidly shifting due to innovation in technology, evolving and increasing global regulation, information proliferation and a generation of new users. Uncertainty, downturns and changes that impact our business can also arise as a result of conditions in global financial markets, changes in laws and regulations, political conditions and election outcomes, terrorist acts, natural disasters and public health crises (such as epidemics and pandemics, including COVID-19, as discussed below).

Our performance depends on the financial health and strength of our customers, which in turn is primarily dependent on the general economy in the United States (79% of our 2020 revenues) and secondarily on the general economies in Europe, Asia Pacific, Canada and Latin America. The global economy continues to experience substantial disruption and uncertainty due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. COVID-19 and related containment measures have already caused a global economic downturn and the continued spread of COVID-19 could cause a global recession. We are unable to predict the extent and duration of any such downturn, whether there will be such a recession or the ultimate impact of the pandemic on demand for our products and services due to various uncertainties, such as the availability, pace and effectiveness of vaccination efforts, the duration and severity of the outbreak and any resurgences/new strains, actions that may be taken by governmental authorities, businesses and individuals in response to the pandemic, and the effect on our customers. While we have implemented measures and plans designed to mitigate the effects of COVID-19, our efforts may prove to be inadequate.

In 2020, we derived 79% of our revenues from our Legal Professionals, Corporates and Tax & Accounting Professionals businesses, which primarily serve professionals in the legal, tax and accounting industries. Global uncertainty and changing economic conditions can impact these industries.

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Cost-cutting, reduced spending or reduced activity by customers (as a result of COVID-19 or other reasons) may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

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Some of our customers may also slow down decision-making or delay planned renewals or implementations as a result of economic conditions (including those related to the COVID-19 pandemic), which may disrupt historical spending patterns.

Thomson Reuters Annual Report 2020

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Slowdowns in work for law or tax and accounting firms may result in reduced demand for some of our products and services. While we expect that a limited number of our customers will be unable to pay us or will seek financial accommodations or alternative payment terms due to their financial condition, if a greater number of customers or some of our larger customers are unable or unwilling to pay us, it could adversely impact our revenues and financial condition.

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In 2020, law firms and accounting firms experienced unprecedented disruption to their operations and were forced to adapt rapidly to dramatic market changes. Virtually all law firms and accounting firms imposed aggressive cost control measures, including significant reductions in discretionary spending.

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Law firms also continue to be challenged in their efforts to increase revenue growth as corporate counsels keep more work in-house in an effort to deliver greater business value and insights internally, limit increases in billing rates and hours, and insist on increased transparency and efficiency from law firms. Law firms have also been impacted by COVID-19 and related containment measures which have caused many courts to cancel or postpone legal proceedings and work has slowed in various practice areas.

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Accounting firms are also adapting their business models related to service offerings, technology and pricing to address their clients’ evolving needs, priorities and expectations. In particular, accounting firms continue to experience commoditization in audit and tax compliance and are looking to expand into more profitable advisory services and identify more areas to use automation.

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As expected, Global Print (10% of our 2020 revenues) experienced a 10% revenue decline (in constant currency) in 2020, as customers continued to migrate from traditional print formats to digital solutions and also due to COVID-19. While our manufacturing plant in Minnesota has remained open as an “essential business”, we experienced significant customer requests in 2020 to delay print shipments as some customers experienced budget challenges and many of our customers were not working in their offices due to government and company mandated office shutdowns in the U.S. and many other countries. An accelerated decline in Global Print revenues could adversely affect our profitability (as Global Print has higher margins than our overall business) as well as our cash flows.

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Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency business declining. While demand in the financial professional segment is growing, Reuters News is limited in its ability to participate in a number of sectors due to its exclusive agreement with Refinitiv. COVID-19 has also impacted our Reuters News business. Our Reuters Events business cancelled or postponed nearly all in-person conferences in response to COVID-19 in 2020. We are unable to predict when Reuters Events will be able to resume in-person conferences.

COVID-19 has caused us to modify several of our business practices and operations and we may take further actions as may be required by government authorities or that we believe are in the best interests of our employees, customers, partners, suppliers and other stakeholders. Most of our employees are currently working from home, which can introduce additional operational risks, including cybersecurity risks. Working from home arrangements have impacted the way that we conduct our product development, customer support, sales and other activities, which could have an adverse effect on our operations. While our sales force is pursuing new sales and renewals while working from home, prolonged restrictions or limitations on the ability of our sales force to travel to meet prospective or existing customers in person may adversely affect our ability to generate future revenues. In certain countries, such as India, we have a large number of employees performing and supporting critical operations. An extended closure of any facilities performing critical operations could in the future disrupt our ability to provide our services and solutions. Illness and workforce disruptions could also lead to the unavailability of senior management or other key personnel and adversely impact our ability to perform critical functions. We cannot provide any assurance that our measures will be sufficient to mitigate the risks posed by COVID-19.

Many of the risks discussed in this “Risk Factors” section and the “Management’s Discussion and Analysis” section of this annual report are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Developments related to COVID-19 have been rapidly changing, and additional impacts and risks may arise that we may not currently be aware of or able to appropriately respond to, including if the pandemic is prolonged or expands more widely around the world. While we are closely monitoring the impact of COVID-19, the future impact of the pandemic is highly uncertain and cannot be predicted and there is no assurance that the pandemic will not have a material adverse impact in the future on our business, financial condition or results of operations. The extent of the impact, individually or in the aggregate, will depend on future developments, including actions taken to contain the financial and economic impact of the pandemic. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Thomson Reuters Annual Report 2020

Network Security, Technology and Intellectual Property Risks

Fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause some of our customers and the public to lose confidence in our security measures and could result in decreased sales and increased costs for our company.

Similar to other global multinational companies that provide online software and solutions and also due to the prominence of our Reuters News business, we experience cyber-threats and cyber-attacks that could negatively impact our systems. Cyber-threats vary in technique and sources, are persistent, frequently change and are increasingly more sophisticated, targeted and difficult to detect and prevent. We are also dependent on security measures that some of our third-party suppliers and customers are taking to protect their own systems, infrastructures and cloud-based applications and services.

We have a dedicated team who is continually evaluating our security posture and mitigating risks as part of our information security program. While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and protecting our customers’ data and our internal data, our services and underlying infrastructure may in the future be compromised or breached, including by:

•	Third party “phishing” attempts to induce employees or suppliers into disclosing sensitive information or other information to gain access to sensitive data;

•	Cyber-attacks on our internally built infrastructure on which many of our service offerings function;

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Vulnerabilities existing in our products, new technologies or newly acquired or integrated businesses (which may arise in software that we have developed or licensed/acquired from third parties), some of which may be undetected and only discovered after an extended period of time and after installation or integration by our company or our customers;

•	Actions by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states;

•	Attacks on, or vulnerabilities in underlying networks and services that power the Internet, most of which are not under our control or the control of our vendors, partners or customers; and

•	Human errors by employees, contractors or customers or intentional acts that compromise our security solutions.

As a third-party supplier, we are sometimes provided with a trusted connection to a customer’s systems or networks. If malicious parties compromise our systems and networks and embed malicious hardware, components or software, they could gain access to our or our customers’ systems and information. In addition, any vulnerabilities in our software installed within a customer’s environments, if exploited, could potentially expose that customer’s systems and networks to risk.

None of these threats and related incidents to date have resulted in a material adverse impact for our business. We seek to mitigate these risks through our ability to escalate and respond to known and potential risks through our Enterprise Security Incident Management processes. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses and it does not extend to any reputational damage or costs incurred to improve systems as a result of these types of incidents.

Many of our third-party suppliers, including certain hosted software applications that we use for confidential data storage, employ cloud computing technology for storage and service delivery. These providers’ cloud computing systems may be susceptible to cyber-incidents, such as intentional cyber-attacks to access or obtain sensitive data or inadvertent cyber-security compromises, some of which are outside of our control. Additionally, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, personal data of customers, employees or other individuals could be compromised and we may experience operational difficulties, loss of intellectual property or other sensitive data, loss of customer trust and increased costs, regulatory penalties, fines, actions or litigation, all of which could adversely impact our brand and reputation and materially

Thomson Reuters Annual Report 2020

impact our business and results of operations. In addition, if a customer experiences a data security breach that results in the misappropriation of some of our proprietary business information, our company’s reputation could be harmed, even if we were not responsible for the breach.

We collect, store, use and transmit sensitive data, including public records, intellectual property, our proprietary business information and personal data of our customers, employees, business partners and other individuals on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Our businesses include certain subscription-based screening products which we sell to institutional customers and governments to enable them to satisfy various regulatory obligations. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third-party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and materially impact our business and results of operations.

Misappropriation, improper modification, destruction, corruption or unavailability of data and information, or ransom demands due to cyber-attacks or other security breaches, could damage our brand and reputation. Customers and the public could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

We rely heavily on our own and third-party data centers, network systems, telecommunications and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues and reputation.

Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our data centers, networks, telecommunications and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use. We are increasingly shifting more of our software from being on-premise installations to SaaS or cloud-based offerings that provide customers with access through the Internet.

Under a transition services agreement, Refinitiv (which is now part of LSEG) previously provided our company with various data center and network services. Migration away from all of those services was substantially completed as of March 3, 2021. As part of our company’s separation from Refinitiv, we deployed a new global network and continued to implement various new enterprise systems during 2020, which are expected to be completed this year. These changes could result in unforeseen network or system failures or breaches.

Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. While we have (and Refinitiv has) disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up facilities for primary data centers, a testing program and staff training, the systems are not always fully redundant and disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud-based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.

Thomson Reuters Annual Report 2020

If we are unable to keep pace with rapid technological developments to provide new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost-effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, and maintaining a strong position in the sectors that we serve. We are currently prioritizing investments to drive organic investments to expand in software, and selectively use acquisitions that we expect to contribute to the accelerated execution of our strategy. We are also seeking to further improve customer and digital experiences and our sales and marketing expertise, while continuing to simplify the organization.

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We continue to allocate more resources and increasing investments in opportunities in our portfolio of businesses that we believe have the highest potential for strategic growth. While we are confident that this focus will lead to increased revenues, there is no assurance that we will be successful in increasing our company’s overall revenue growth in the future.

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Disruptive and new technologies such as AI, machine learning, data synthesis, blockchain and user-generated capabilities are creating a need to adapt rapidly to the shifting landscape. Customers are also seeking more cloud-based solutions. While we are focused on these changes to the technological landscape, if we fail to adapt, or do not adapt quickly enough, our financial condition and results of operations could be adversely impacted.

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Growth in today’s business environment has required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. All of these initiatives involve a number of risks, including the risk that the expected synergies will not be realized, that the expected results will not be achieved, that a new initiative may conflict or detract from our existing businesses or that security measures may not be adequate. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.

Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of a number of our key products, such as Westlaw Edge, Checkpoint Edge, Elite 3E, Practical Law, Onvio and ONESOURCE. We have also successfully migrated customers from legacy offerings to our current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.

Our “Big 3” businesses (Legal Professionals, Corporates and Tax & Accounting Professionals) continue to evolve towards becoming content-driven technology businesses which are greater providers of software and solutions to our customers as part of an ongoing transformation from focusing primarily on providing content, data and information. Solutions often are designed to integrate our core content, data and information with software and workflow tools. While we believe that transitioning a greater part of our business to content-driven software and solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of software and solutions may result in lower profit margins.

As we focus on organic revenue growth, it may take us a longer period of time and we may need to incur greater costs to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to increase our revenues may be adversely affected.

Historically, our customers accessed our web-based products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets, wearables, voice-activated speakers and television streaming devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms

Thomson Reuters Annual Report 2020

and devices (some of which complement traditional forms of delivery). If our competitors are able to release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

Our intellectual property rights are valuable and may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers, employees, consultants, advisors and other third parties to protect our confidential proprietary information, know-how and technology. We also rely on patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also seek to maintain certain intellectual property rights, and third parties or our employees could intentionally or accidentally compromise the intellectual property rights that we maintain. We also conduct business in some countries where the extent of legal protection for intellectual property rights is uncertain or may be ineffective. Although we have taken measures to protect our intellectual property, we cannot assure you that we have adequate protection of our rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

Operational and Business Risks

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. Our customers increasingly look to us for solutions to help them adapt, improve efficiency and demonstrate value. They increasingly want to leverage technology to maintain a competitive edge, by delivering a differentiated work product faster and by managing their firm or department more efficiently.

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Many of our principal competitors are established companies and firms that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. Some firms which compete with us have traditionally been our customers as well as go-to-market partners. Some larger companies that compete with us, such as enterprise resource planning (ERPs) companies, have large installed customer bases.

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We also compete with smaller and sometimes newer companies, some of which seek to differentiate themselves from the breadth of our offerings by being specialized, with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies, including AI and analytic capabilities, or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up companies to enter the market more quickly than they would have been able to in the past.

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Public sources of free or relatively inexpensive information are available online and more of this information is expected to be available in the future. Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Several companies and organizations have made certain legal and tax information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Thomson Reuters Annual Report 2020

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We may also face increased competition from search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

To better serve the needs of their existing customers and to attract new customers, our competitors continue to:

•	Enhance and improve their products and services (such as by adding new content, analytics and software);

•	Develop new products and services;

•	Invest in technology, including more software-as-a-service (SaaS) or cloud-based offerings; and

•	Acquire additional businesses and partner with other businesses in key sectors that will allow them to offer a broader array of products and services.

Some of our competitors are also aggressively marketing their products as a lower cost alternative and offering price incentives to acquire new business, although we believe that many of our customers continue to see the value and enhancements reflected in our content, software, services and other offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished. Public sources of free or relatively inexpensive information may reduce demand for our products and services if certain customers choose to use these public sources as a substitute for our products or services.

Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). If we are unable or unwilling to reduce prices or make additional investments for some of our products and services in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings and new technologies.

In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of partnerships or consortia. If more of our customers become self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our revenues, profitability and cash flows could be adversely affected.

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We have experienced, and are in the midst of experiencing, significant organizational changes.

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In 2018, we split our workforce between Thomson Reuters and the Refinitiv partnership in connection with selling a majority interest in our former F&R business. In 2019, we restructured our company into customer-focused segments.

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In March 2020, Steve Hasker became our new CEO and Mike Eastwood became our new CFO. Throughout 2020, we also hired a number of new leaders from leading organizations, including our Chief Product Officer (David Wong), Chief Operations & Technology Officer (Kirsty Roth) and the President of our Corporates Segment (Sunil Pandita). For additional information, please see the “Executive Officers and Directors” section of this annual report.

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As part of our simplification and transformation initiatives, we have reduced staff, consolidated various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world. Over the last two years, we also created a flatter organization by reducing our management layers.

In the first quarter of 2021, we announced a new Change Program. This program is a multi-year initiative to transform our company into a leading content driven technology company by making it easier for our customers to do business with us, modernizing and reducing complexity in our operations and technology organization and simplifying our product portfolio. We believe that our Change Program initiatives will be largely complete in 24 months and will require an investment of between $500 million and $600 million in 2021 and 2022.

Thomson Reuters Annual Report 2020

Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.

Furthermore, we may not realize cost savings and synergies that we expect to achieve from our Change Program and other strategic initiatives due to a variety of risks, including, but not limited to, operational challenges across impacted business segments, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our Change Program and other strategic initiatives, it could adversely affect our profitability and related margins.

If we do not continue to attract, motivate and retain high quality, talented and diverse management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to attract, motivate and retain high quality, talented and diverse management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology, cybersecurity, data science, digital marketing, cognitive computing and AI. Competition for professionals in our Legal Professionals, Corporates and Tax & Accounting Professionals segments in particular can also be intense as other companies seek to enhance their positions in our market segments. Future organizational changes could also cause our employee attrition rate to increase. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

While we are focused on growing our businesses organically, acquisitions remain an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. In 2020, we acquired Pondera Solutions and CaseLines and in 2019, our acquisitions included Confirmation, HighQ and FC Business Intelligence (now known as Reuters Events). In 2020, Reuters Events cancelled in-person conferences in response to COVID-19. While the business was able to convert many of these conferences to virtual events, it was not able to recoup all of the lost revenue from the cancellations.

In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase the purchase prices of acquisitions, which could cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Certain acquisitions may initially incur losses which would reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio (notably, our former F&R business which is now the Refinitiv business of LSEG). These transactions may involve challenges and risks. There can be no assurance that future divestitures will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy. Although we have established procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. In addition, we expend costs and

Thomson Reuters Annual Report 2020

management resources to complete divestitures and manage post-closing arrangements. Completed divestitures may also result in continued financial involvement in the divested business, such as through guarantees, indemnifications, transition services arrangements or other financial arrangements, following the transaction.

The value of our LSEG shares, which are publicly traded, is subject to fluctuation and volatility in global markets. A significant decline in the LSEG share price or significant deterioration in the British pound sterling and U.S. dollar foreign exchange rate would decrease the value of our investment. As discussed later in this annual report, subject to certain exceptions, we are subject to a lock-up for our LSEG shares until January 29, 2023. In each of the three and four years following the closing (starting on January 30, 2023 and January 30, 2024, respectively), our company and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares issued to us. The lock-up arrangement will terminate on January 29, 2025. As of the January 29, 2021 closing date, we indirectly owned approximately 82.5 million LSEG shares, which had a market value of approximately $9.8 billion, based on LSEG’s closing share price on January 28, 2021.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

In 2020, we earned 79% of our revenues in the U.S. However, as part of our globalization efforts, we operate regional teams, particularly in emerging markets, that work across our segments to combine local expertise with global capabilities to address specific customer needs. We sometimes modify existing products and services for local markets, but we also develop specifically for local markets. As of December 31, 2020, approximately 53% of our employees were located outside of the United States.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•	Difficulties in penetrating new markets due to established and entrenched competitors;

•	Difficulties in developing products and services that are tailored to the needs of local customers;

•	Lack of local acceptance or knowledge of our products and services;

•	Lack of recognition of our brands;

•	Economic slowdowns, instability and volatility in local markets and political instability of governments;

•	Unavailability of local companies for acquisition or joint venture partners;

•	Exposure to possibly adverse governmental or regulatory actions in countries where we operate or conduct business;

•	Higher inflation rates in the countries in which we do business;

•	The impact of foreign currency fluctuations on prices charged to local customers, notably when there is strengthening of the U.S. dollar;

•	Changes in laws and policies affecting trade and investment in other jurisdictions; and

•	Managing compliance with varying and sometimes conflicting laws and regulations across the countries in which we do business.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities.

Thomson Reuters Annual Report 2020

We generate a significant percentage of our revenues from recurring, subscription-based arrangements, and our ability to maintain existing revenues and generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2020, 80% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. Our transactions revenues (10% of our 2020 revenues), which include volume-based fees related to online searches, fees from software licenses and professional fees from service and consulting arrangements, fluctuate when economic conditions worsen, such as during the COVID-19 pandemic.

Our subscription and similar contractual arrangements typically have terms ranging from one to five years, which most customers renew at the end of each term. Renewal dates are spread over the course of the year. Many of our customer agreements have automatic renewal provisions, but customers are often able to terminate these types of agreements prior to automatic renewal of a new term by providing appropriate notice to us within a specified time period. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. Our revenues could be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements. We also depend on public sources for certain data and information.

In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.

If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers.

We granted Refinitiv a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions in the trademark license agreement intended to protect the “Reuters” mark. While we understand that Refinitiv does not plan to brand its products/services or company name with the “Reuters” mark as part of its longer-term strategy, any actions taken by Refinitiv under the Reuters name could potentially have a negative impact on our company’s reputation, despite the protective provisions of the license agreement. The license remains in effect following the sale of Refinitiv to LSEG.

Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may also adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

Thomson Reuters Annual Report 2020

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Legal and Regulatory Risks

We may be adversely affected by changes in legislation and regulation related to privacy, data security, data protection and other areas, which may impact how we provide products and services and how we collect and use information.

Legislative and regulatory changes that impact our customers’ industries also impact how we provide products and services to our customers. The evolving regulatory landscape is also enabling new types of services, which can benefit our Legal Professionals, Corporates and Tax & Accounting Professionals segments. However, some types of legal or regulatory changes could also result in reduced demand for certain products or services.

There are a significant number of laws relating to privacy, data security, data protection, anti-money laundering, electronic and mobile communications, e-commerce, direct marketing, digital advertising and the use of public records which have become more prevalent and developed in recent years. The share of the world population whose data is protected by baseline security requirements is expected to increase and enforcement capabilities of regulators are also expected to increase.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to an increasing number of different laws and regulations. In particular, data security, data protection and privacy laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the General Data Protection Regulation (GDPR) and various U.S. state and federal laws and regulations. These laws and regulations are continuously evolving and complying with applicable laws and regulations involves significant costs and time.

•

GDPR provides data protection requirements and related compliance obligations in the E.U. Serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues and fines up to 2% of annual worldwide revenues can be imposed for other types of violations. Following the U.K.’s recent exit from the European Union and the expiration of a transition period, we will also be subject to UK data protection law, which imposes obligations and penalties similar to GDPR.

•

In 2020, the California Consumer Privacy Act (CCPA) came into effect, resulting in new requirements for the handling of personal data and providing consumers with new data privacy rights. Violations of the CCPA can result in civil penalties and provide consumers with a private right of action for data breaches, which may increase data breach litigation. Other U.S. state and federal legislative and regulatory bodies have implemented or are considering similar legislation, which, if passed, could create more risks, compliance complexity and potential costs for us.

•

In the European Union, proposed legislation known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace an E.U. regulation known as the ePrivacy Directive, which we are currently subject to. The ePrivacy Regulation is focused on privacy regarding electronic communications services and data processed by electronic communications services. The ePrivacy Regulation is still under development and in draft form and the timeline for adoption and effectiveness is unclear. The ePrivacy Regulation may require us to further modify some of our data practices and compliance could result in additional costs for our company. In addition, the proposed EU Digital Services Act (DSA) and Digital Markets Act (DMA) will add further complexity and increased consumer protection and technology regulation.

•

Proposed and existing legislation in other countries and regions around the world related to privacy, data security, data protection and other related areas may also impact how we provide products and services and how we collect and use information.

Thomson Reuters Annual Report 2020

Some of these laws and regulations include a “right to be forgotten,” a right for individuals to opt out or object to having their data shared with third parties and a right to be informed about what data about them is being shared. The viability and perceived value of some of our screening products could be adversely impacted through the exercise of these rights.

We are also subject to data localization laws in certain countries, which require us to store and process certain types of data within a particular country. We are also subject to various data transfer restrictions, including, without limitation, in light of court cases in the European Union and the exit of the United Kingdom from the European Union, which either limits our ability to transfer, or requires us to guarantee a certain level of protection when transferring, data from one country to another. The regulatory landscape in various countries where we operate continues to evolve and sometimes includes strict local rules regarding the use (or restrictions on use) of encryption technologies as well as broad governmental rights related to Internet monitoring and regulation of Internet transmissions.

Existing, new and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers;

•	Impose restrictions on the collection and use of product and user data analytics;

•	Increase our cost of doing business or require us to change some of our existing business practices; and

•	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).

Governmental action (including laws or economic or political policies that restrict the use of specific companies, equipment or services deemed to be sensitive to national interests) can also create some legal uncertainties. It is difficult to predict in what form laws and regulations will be adopted, changed or repealed, how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputational harm for any violations.

Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.

We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2020, our effective tax rate was lower than the Canadian corporate income tax rate due significantly to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Changes in tax laws and regulations (including the possible increase in the U.S. federal corporate income tax rate and other changes in tax policy proposed by the Biden administration), international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits may adversely affect our results (notably our income tax expense) and our effective tax rate. Tax-related changes or tax rulings may also require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. Tax laws and regulations that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results. In addition, we are subject to regular audits and reviews by tax authorities in Canada and other jurisdictions during the ordinary course of business. While we believe the positions that we take on our tax filings are sustainable, certain positions taken may be challenged by the applicable tax authorities. If any such challenge results in an adverse outcome, this could negatively affect our financial results and operations for the period at issue and on an ongoing basis.

Thomson Reuters Annual Report 2020

Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, may look to increase their tax revenues through increased audit activity and tax reform. Various tax-related legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. The Organization for Economic Co-operation and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, has been working on a coordinated, multi-jurisdictional approach to address issues in existing tax systems associated with “base erosion and profit shifting” (BEPS) and the digitalization of the economy that the OECD believes may lead to tax avoidance by global companies. The OECD’s recent proposals to address the tax challenges of the digitalization of the economy, if finalized and adopted by the associated countries, will likely increase tax uncertainty and may adversely affect our financial results.

Various countries have enacted or are considering digital service taxes, which could result in multinational companies such as Thomson Reuters being subject to tax in additional jurisdictions or subject to increased taxes in jurisdictions in which they already have a taxable presence.

The U.S. Tax Cuts and Jobs Act (Tax Act) requires complex computations and significant judgments and estimates. The Tax Act includes a number of provisions that may offset future benefits associated with the reduced tax rate. These provisions include (but are not limited to) further limitations on deductions for interest expense and the introduction of a minimum tax under which certain payments to foreign affiliates are non-deductible. The U.S. Treasury Department, the Internal Revenue Service and other standard-setting bodies may issue further regulations or guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from our interpretations and certain aspects of the Tax Act could be repealed or modified in future legislation. As we conduct additional analyses and collect additional information, and as any further regulatory guidance is issued, we may need to make adjustments to our financial statements that could materially affect our U.S. federal income tax position and our financial condition and results of operations in the period in which the adjustments are made.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including employment matters, commercial matters, libel/defamation/privacy claims and intellectual property infringement claims. Regardless of the merit of legal actions and claims, such matters can be expensive, time consuming, or harmful to our reputation and in recognition of these considerations, we may engage in arrangements to settle litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents. Our company and other companies have experienced alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim.

We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Thomson Reuters Annual Report 2020

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

Financial Market Risks

Currency and interest rate fluctuations and volatility in global markets may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose functional currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. We monitor the financial stability of the foreign countries in which we operate. Volatility and uncertainty in global markets in the future could adversely affect our results.

Exchange rate movements in our foreign currency exposures may cause fluctuations in our consolidated financial statements. If our operations outside of the U.S. expand, we would expect this exposure to grow. We monitor foreign currency exposures on a regular basis and some of our largest foreign currency exposures are currently the British pound sterling, the Canadian dollar, the Euro, the Brazilian real, the Australian dollar, the Swiss franc and the Indian rupee. We have historically, and may in the future, hedge some of our foreign currency exposure if we believe that it may be material to our financial results.

In 2020, we issued C$1.4 billion of notes due in 2025, which we hedged into U.S. dollars. We may continue to issue non-U.S. dollar-denominated debt in the future and would expect to hedge any such debt into U.S. dollars, as has been our practice. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any future downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. For additional information on our current credit ratings, please see the “Management’s Discussion and Analysis” and “Additional Information – Ratings of Debt Securities” sections of this annual report.

We have significant funding obligations for pension arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we also have contributed to our pension plans to pre-fund certain obligations. We may be required or we may agree to make additional contributions to some pension plans in the future and the amounts of any such contributions may be material. In 2020, we amended our U.S. pension plan to freeze service accruals effective on January 1, 2023.

The valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Thomson Reuters Annual Report 2020

Corporate Structure Risks

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 66% of our common shares as of March 3, 2021. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our Board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares. For additional information, please see the “Additional Information – Woodbridge” section of this annual report.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the integrity, independence and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent. The effect of the rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares. For additional information, please see the “Additional Information –Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2020

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed in the last two years, as well as information about our financial condition and future prospects. As the management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our 2020 and 2019 annual consolidated financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our three-year outlook, including the description of our new Change Program, and our expectations related to general economic conditions (including the impact of the COVID-19 pandemic on the U.S. and global economies) and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 3, 2021.

We have organized our management’s discussion and analysis in the following key sections:

Executive Summary – an overview of our business and key financial highlights	34

Results of Operations – a comparison of our current and prior-year results	41

Liquidity and Capital Resources – a discussion of our cash flow and debt	54

Outlook – trends, priorities (including a discussion of our new Change Program) and our three-year financial outlook, including material assumptions and material risks	63

Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and our former Refinitiv investment	67

Subsequent Events – a discussion of material events occurring after December 31, 2020 and through the date of this management’s discussion and analysis	68

Changes in Accounting Policies – a discussion of changes in our accounting policies	69

Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	69

Additional Information – other required disclosures	69

Appendix – supplemental information, including regarding Refinitiv’s performance	72

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Thomson Reuters Annual Report 2020

Basis of Presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). See the “Additional Information” section of this management’s discussion and analysis for information regarding adjustments to prior-period segment results.

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of Non-IFRS Financial Measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS financial measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share (EPS);

•	Net debt and our leverage ratio of net debt to adjusted EBITDA;

•	Free cash flow; and

•	Return on invested capital (ROIC).

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined in the glossary below and in Appendix A).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendices B and D for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Thomson Reuters Annual Report 2020

Glossary of Key Terms

We use the following terms in this management’s discussion and analysis.

Term	Definition

“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments

Blackstone	The Blackstone Group and its subsidiaries

bp	Basis points – one basis point is equal to 1/100th of 1%, “100bp” is equivalent to 1%

Change Program	A multi-year initiative focused on transforming our company from a holding company to an operating company and into a leading content-driven technology company.

constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period

COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020

EPS	Earnings per share

F&R	Our former Financial & Risk business, now the Refinitiv business of LSEG

F&R sale or F&R transaction	Our sale of a 55% interest in F&R to private equity funds affiliated with Blackstone, which closed on October 1, 2018

LSEG	London Stock Exchange Group plc

n/a	Not applicable

n/m	Not meaningful

organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

LSEG/Refinitiv transaction	Our agreement with private equity funds affiliated with Blackstone to sell Refinitiv to LSEG

Refinitiv (now the Refinitiv business of LSEG)	The name of our former F&R business as of the closing of the F&R transaction. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021

$ and US$	U.S. dollars

Thomson Reuters Annual Report 2020

Executive Summary

Our Company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

We are organized in five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information, primarily in print format, to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Thomson Reuters Annual Report 2020

Our Business Model and Key Operating Characteristics

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world.

Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments. Some of our key business and operating characteristics are:

Attractive Industry

•   Currently our “Big 3” operate in an estimated $28 billion market segment expected to grow between 6% and 8% over the next 5 years

•   Legal, Tax & Government market segments prime for content-driven innovation

Balanced and Diversified Leadership

•   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•   Resilient businesses, historically stable, which has been affirmed by our performance during the COVID-19 pandemic

•   Approximately 500,000 customers; largest customer is approximately 2% of revenues (excluding the news and editorial content contract with Refinitiv*)

Attractive Business Model • 80% of revenues are recurring • 90% of revenues are from products delivered electronically, or as software and services • Strong and consistent cash generation capabilities

Strong Competitive Positioning

•   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•   Products deeply embedded in customers’ daily workflows

•   90% retention rate

Disciplined Financial Policies

•   Focused and incentivized on organic revenue growth and free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Committed to maintaining investment grade rating with stable capital structure

•   Significant potential capital capacity over the next four years affords optionality

All revenue information reflected above is based on our 2020 full-year results.

*	The Refinitiv news and editorial contract represented approximately 6% of our 2020 revenues.

Revenues by type

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements that have terms ranging from one to five years, which most customers renew at the end of each term. Because most of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other businesses that primarily sell products in discrete or one-off arrangements. However, as we generally recognize recurring revenues ratably over the contract term, there is a lag in realizing the impact of current sales or cancellations in our reported revenues. As a result, our revenues are typically slower to decline when economic conditions worsen, but slower to return to growth when economic activity improves, compared to other businesses that are not subscription-based.

Transactions revenues include volume-based fees related to online searches, fees from software licenses and professional fees from service and consulting arrangements. Transaction revenues are recognized primarily at a point in time and, based on their type, can fluctuate significantly from period to period.

Thomson Reuters Annual Report 2020

Global Print revenues consist of fees for content that is delivered primarily in traditional paper format. While revenues from our print business are meaningful, we expect them to continue to decline each year, as more customers increasingly prefer online products. Print revenues are recognized at the point of shipment or, if sold under a subscription arrangement, ratably over the contract term.

Revenues by geography

In 2020, we earned 79% of our revenues in the U.S. We also operate regional teams outside of the U.S., including in emerging markets, where we serve regional customers by either modifying existing products and services for their needs or developing specific products for the local market. Changes in foreign currency exchange rates relative to our business outside the U.S. may cause variation in our revenue performance from period to period. In 2020, changes in foreign exchange rates decreased our revenues by 1% compared to the prior year.

Expenses

Most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our adjusted EBITDA margin increases. Likewise, when our revenues decline, we become less profitable and our adjusted EBITDA margin decreases. However, the full impact of incremental revenues is not always reflected in our profitability as we reinvest in our business. In 2020, staff costs, which are largely comprised of salaries, bonuses, commissions, benefits and share-based compensation, comprised 62% of our total expenses. Approximately 70% of our 2020 operating expenses were denominated in U.S. dollars with the balance denominated in currencies other than the U.S. dollar. In 2020, changes in foreign exchange rates decreased our expenses by 1% compared to the prior year.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of our revenues and expenses was impacted by COVID-19 in 2020 and by significant costs to reposition our business in 2019 following the sale of a majority interest in F&R.

Thomson Reuters Annual Report 2020

Acquisitions and Dispositions

Acquisitions. We have been focused on driving organic growth. However, we make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. These businesses strengthen our offerings and enable us to extend our platform with new capabilities that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth. Generally, the businesses we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

The following describes some of the acquisitions we completed during 2020 and 2019:

Date	Company	Acquiring Segments	Description
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.
August 2020	CaseLines	Legal Professionals

A provider of a cloud-based, evidence sharing platform that allows courts, law enforcement, prosecutors and legal practitioners to digitally collaborate, share and participate in virtual and physical court proceedings.

July 2019	Confirmation	Tax & Accounting Professionals/Corporates	A provider of digital audit confirmation services to accounting firms, banks and law firms.
July 2019	HighQ	Legal Professionals/Corporates	A provider of collaboration tools to the legal and regulatory market segments.
October 2019	FC Business Intelligence	Reuters News	A global business-to-business events specialist that was rebranded as Reuters Events.

Dispositions. To ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we may sell businesses or investments from time to time. Our company and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG on January 29, 2021. See the “Executive Summary – Sale of Refinitiv to LSEG” section of this management’s discussion and analysis for more information. In 2020, we sold an investment for proceeds of $367 million, net of taxes paid. In 2019, we sold several small businesses that were not compatible with our strategy and some small investments for total proceeds of $74 million, net of taxes paid.

2020 Financial Highlights and Key Accomplishments

We began 2020 with momentum, having completed our first full year re-positioned into our customer-focused segments after completing the F&R transaction in 2018. In March 2020, however, the global COVID-19 pandemic created unprecedented health risks to our employees, customers and suppliers, and containment measures intended to mitigate the impact of the pandemic resulted in a global economic crisis and ongoing uncertainty.

In response to the pandemic, we immediately transitioned most of our staff to a virtual work environment. At the same time, we worked with our approximately 500,000 customers to ensure continued access to our products and services. To mitigate the expected reduction in our revenues due to the economic crisis, we implemented a cost savings program. Our 2020 performance reflected the resiliency of our markets and our business. We achieved 1% organic revenue growth, increased adjusted EBITDA by 32%, expanded adjusted EBITDA margin to 33%, and achieved free cash flow of $1.3 billion. Each of these metrics met or exceeded the updated outlook that we provided in November 2020 in conjunction with our third quarter report.

On January 29, 2021, we and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all share transaction. As of the closing date, we indirectly owned approximately 82.5 million LSEG shares, which had a market value of approximately $9.8 billion based on LSEG’s closing share price on January 28, 2021.

On February 23, 2021, we announced a $0.10 per share annualized increase in our dividend to $1.62 per common share, representing the 28th consecutive year of dividend increases.

Thomson Reuters Annual Report 2020

Change Program and Three-Year Business Outlook

On February 23, 2021, we announced a new Change Program to transition from a holding company to an operating company and from a content provider to a content-driven technology company. The program is expected to take 24 months (2021 - 2022) to largely complete and is projected to require an investment of between $500 million and $600 million over that period. In 2023, the program is forecast to:

•	Achieve organic revenue growth of 5% - 6% including additional annual revenues of $100 million;

•	Achieve an adjusted EBITDA margin of 38% - 40%;

•	Achieve free cash flow of $1.8 billion - $2.0 billion;

•	Achieve annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and

•	Reduce capital expenditures as a percentage of revenue to between 6.0% and 6.5%.

The company’s outlook for 2021, 2022 and 2023 incorporates the forecasted impacts associated with the Change Program. Please see the “Outlook” section of this management’s discussion and analysis for our three-year business outlook and a discussion of the Change Program. Additional information regarding the Change Program is also set forth in the “Business” section of this annual report.

Consolidated Results

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency
IFRS Financial Measures
Revenues	5,984	5,906	1%
Operating profit	1,929	1,199	61%
Diluted EPS	$2.25	$3.11	(28%)
Cash flow from operations	1,745	702	148%

Non-IFRS Financial Measures(1)
Revenues	5,984	5,906	1%	2%
Organic revenue growth				1%
Adjusted EBITDA	1,975	1,493	32%	32%
Adjusted EBITDA margin	33.0%	25.3%	770bp	760bp
Adjusted EPS	$1.85	$1.29	43%	43%
Free cash flow	1,330	159	735%

Thomson Reuters Annual Report 2020

Supplemental financial results – “Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency
Non-IFRS Financial Measures(1)
Revenues	4,738	4,584	3%	4%
Organic revenue growth				4%
Adjusted EBITDA	1,791	1,625	10%	10%
Adjusted EBITDA margin	37.8%	35.4%	240bp	210bp

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 1% in total and 2% in constant currency. On an organic basis, revenues increased 1%, as 4% growth in recurring revenues (80% of total revenues) more than offset declines in transactions and Global Print revenues.

Revenues for our “Big 3” segments (79% of total revenues) grew 3% in total and 4% on both a constant currency and organic basis. The organic increase was driven by 5% growth in recurring revenues (88% of “Big 3” revenues), which more than offset a decline in transactions revenues.

Operating profit increased 61% reflecting lower costs, a significant gain from the sale of an investment and a gain from an amendment to a pension plan. These items more than offset higher depreciation and amortization and a lower benefit from the revaluation of warrants that we held in Refinitiv prior to its sale to LSEG. Higher revenues also contributed. Adjusted EBITDA and the related margin, which excludes the gain on sale of the investment, the impact of the warrant revaluation, and the gain from the pension plan amendment among other items, also increased reflecting lower costs and higher revenues. Lower costs reflected the completion of the repositioning of our company in 2019 following the separation from Refinitiv as well as lower expenses from our COVID-19 related cost mitigation efforts.

Diluted EPS of $2.25 declined from $3.11 in the prior year despite higher operating profit because the prior year included a $1.2 billion non-cash deferred tax benefit associated with the reorganization of certain foreign operations. Adjusted EPS, which excludes the tax benefit as well as other adjustments, increased to $1.85 per share from $1.29 per share due to higher adjusted EBITDA, which more than offset higher depreciation and amortization of computer software and higher income tax expense.

Cash flow from operations increased primarily because the prior year included a $167 million pension contribution as well as significantly higher costs and investments to reposition our company following the separation from Refinitiv. 2020 included savings from our COVID-19 related cost mitigation efforts and lower tax payments. Free cash flow increased for the same reasons, as well as from proceeds from the sale of real estate.

We met or exceeded each of the performance metrics in our updated 2020 full-year business outlook communicated on November 3, 2020. Our full-year 2020 outlook assumed constant currency rates relative to 2019 and included the impact of closed acquisitions and dispositions. Some of the financial measures in the outlook below are provided on a non-IFRS basis. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Thomson Reuters Annual Report 2020

The table below compares our actual performance (before currency) to the outlook:

2020 Full-Year Outlook

Total Thomson Reuters Outlook

	2020 Outlook	2020 Actual Performance

	Before currency and including the impact of closed acquisitions/ dispositions	Before currency(1)
Revenue Growth	1.0% - 2.0%	2.1%
Organic revenue growth	0% - 1.0%	1.2%
Adjusted EBITDA margin	Approximately 32.0%	32.9%
Corporate costs	$140 million - $150 million	$125 million
Free cash flow	Approximately $1.1 billion	$1.3 billion
Capital expenditures, as a percentage of revenues	8.0% - 8.5%	8.4%
Depreciation and amortization of computer software	$650 million - $675 million	$672 million
Interest expense	$190 million - $215 million	$195 million
Effective tax rate on adjusted earnings	Approximately 17% - 19%	16.9%

“Big 3” Segments Outlook

	2020 Outlook	2020 Actual Performance

	Before currency and including the impact of closed acquisitions/ dispositions	Before currency(1)
Revenue Growth	3.0% - 4.0%	4.2%
Organic revenue growth	3.0% - 4.0%	3.8%
Adjusted EBITDA margin	37.0% - 38.0%	37.5%

(1) Our 2020 performance (before currency) was measured in constant currency rates relative to 2019, except for the 2020 free cash flow performance which was reflected at actual rates.

Sale of Refinitiv to LSEG

At December 31, 2020, our company owned a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv was owned by private equity funds affiliated with Blackstone. On January 29, 2021, our company and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all share transaction. The transaction brought together two highly complementary businesses to create a leading global financial markets infrastructure provider.

As of the closing date, our company indirectly owned approximately 82.5 million LSEG shares, which had a market value of approximately $9.8 billion based on LSEG’s closing share price on January 28, 2021. Our interest in LSEG shares is held through an entity jointly owned with Blackstone’s consortium. Our company and Blackstone’s consortium hold a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying, in aggregate, less than 30% of the total voting rights in LSEG). Blackstone’s consortium separately was issued additional LSEG shares as part of the transaction related to its Refinitiv preferred stock.

While we expect that the LSEG transaction will be predominantly tax deferred, approximately $700 million of tax became payable when the deal closed. As permitted under a transaction agreement, we plan to sell approximately $1 billion of our LSEG shares to generate approximately $750 million of total net proceeds. Subject to certain exceptions, our company and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for our LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), we and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares issued to us. The lock-up arrangement will terminate on January 29, 2025.

Thomson Reuters Annual Report 2020

Reuters News’ 30-year agreement to supply news and editorial content to Refinitiv continues under the same terms and conditions after the closing and is scheduled to run to 2048.

Governance

The Blackstone/Thomson Reuters ownership entity is entitled to nominate three non-executive LSEG directors for as long as it holds at least 25% of LSEG, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG. For so long as the Blackstone/Thomson Reuters ownership entity is entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

Once the Blackstone/Thomson Reuters ownership entity is released from the lock-up agreement described above, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction also applies to the Blackstone/Thomson Reuters ownership entity under which it (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. The Blackstone/Thomson Reuters ownership entity has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.

Future Accounting

We expect to record a pre-tax gain on the transaction of approximately $8.5 billion in the first quarter of 2021. In the future, we will account for our investment in LSEG at fair value, based on the share price of LSEG. The change in value of the investment will be recorded through the consolidated income statement line item entitled “Share of post-tax earnings or loss in equity method investments”, because our company holds its LSEG shares through an entity that is jointly owned by Blackstone’s consortium and the company, over which the company has significant influence. As the joint entity owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business, the investment may be accounted for by the joint entity at fair value. Thomson Reuters’ free cash flow will benefit from any future dividends paid by LSEG to its shareholders. If we sell LSEG shares in the future, we will generate cash which we would decide at the time how to best deploy.

Results of Operations

Consolidated Results

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency

IFRS Financial Measures
Revenues	5,984	5,906	1%
Operating profit	1,929	1,199	61%
Diluted EPS	$2.25	$3.11	(28%)
Non-IFRS Financial Measures(1)
Revenues	5,984	5,906	1%	2%
Organic revenue growth				1%
Adjusted EBITDA	1,975	1,493	32%	32%
Adjusted EBITDA margin	33.0%	25.3%	770bp	760bp
Adjusted EBITDA less capital expenditures	1,471	988	49%
Adjusted EBITDA less capital expenditures margin	24.6%	16.7%	790bp
Adjusted EPS	$1.85	$1.29	43%	43%

Thomson Reuters Annual Report 2020

Supplemental financial results – “Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency
Non-IFRS Financial Measures(1)
Revenues	4,738	4,584	3%	4%
Organic revenue growth				4%
Adjusted EBITDA	1,791	1,625	10%	10%
Adjusted EBITDA margin	37.8%	35.4%	240bp	210bp

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Year ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	4,758	4,604	3%	4%	4%
Transactions revenues	608	610	-	-	(7%)
Global Print revenues	620	693	(11%)	(10%)	(10%)
Eliminations/Rounding	(2)	(1)
Revenues	5,984	5,906	1%	2%	1%

Revenues increased 1% in total and 2% in constant currency driven by growth in recurring revenues (80% of total revenues), which more than offset a decline in Global Print revenues. Our Global Print revenues have been consistently declining as professionals migrate to online products, however, in 2020 print revenues were also impacted by customers who could not accept shipments because they were working remotely due to COVID-19. Transactions revenues were slightly lower despite a benefit from acquisitions.

On an organic basis, revenues increased 1% due to growth in recurring revenues, which more than offset declines in transactions and Global Print revenues.

Revenues for our “Big 3” segments (79% of total revenues) grew 3% in total and 4% on both a constant currency and organic basis. The organic increase was driven by 5% growth in recurring revenues (88% of “Big 3” revenues), which was partly offset by a decline in transactions revenues.

Foreign currency negatively impacted revenue growth primarily due to the strengthening of the U.S. dollar against the Brazilian real and Argentine peso compared to the prior year.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased 61% reflecting lower costs, a significant gain from the sale of an investment and a gain from an amendment to a pension plan. These items more than offset higher depreciation and amortization and a lower benefit from the revaluation of warrants that we held in Refinitiv prior to its sale to LSEG. Higher revenues also contributed. Lower costs reflected the completion of the repositioning of our company in 2019 following the separation from Refinitiv, as well as lower expenses from our COVID-19 related cost mitigation efforts.

Thomson Reuters Annual Report 2020

Adjusted EBITDA and the related margin, which excludes the gain on sale of the investment, the impact of the warrant revaluation, and the gain from the pension plan amendment among other items, increased in total and in constant currency due to lower costs and higher revenues. The improvement in our adjusted EBITDA and the related margin reflected a significant benefit because the prior year included costs to complete the repositioning of our company following the separation from Refinitiv. Excluding this benefit, our adjusted EBITDA margin increased 150bp with improvements reflecting our COVID-19 related cost reductions. Foreign currency benefited adjusted EBITDA margin by 10bp, compared to the prior year.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA, as capital expenditures were essentially unchanged.

Operating expenses

	Year ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Constant Currency
Operating expenses	3,999	4,413	(9%)	(8%)

Operating expenses decreased in total and in constant currency primarily reflecting the completion of the repositioning of our company in 2019 following the separation from Refinitiv. Lower expenses also reflected approximately $100 million of benefits from our COVID-19 related efforts to reduce spending on consulting and advisory services, travel and entertainment, certain development projects and other discretionary items in response to the economic crisis. We expect the savings from our COVID-19 related cost mitigation efforts will be permanent.

Depreciation and amortization

	Year ended December 31,

(millions of U.S. dollars)	2020	2019	Change

Depreciation	184	154	20%
Amortization of computer software	485	449	8%
Subtotal	669	603	11%
Amortization of other identifiable intangible assets	123	114	8%

•

Depreciation and amortization of computer software on a combined basis increased due to the write-down of certain software we are no longer using as well as the write-down of assets associated with real estate leases we have vacated in connection with transitioning a small portion of our employees to working remotely on a permanent basis. Increases also reflected higher expenses from newly acquired assets, including those associated with recently acquired businesses, which more than offset benefits from the completion of depreciation and amortization for certain assets acquired in previous years.

•	Amortization of other identifiable intangible assets increased as expenses associated with recent acquisitions more than offset the completion of amortization of assets acquired in previous years.

Other operating gains, net

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
Other operating gains, net	736	423

Thomson Reuters Annual Report 2020

In 2020, other operating gains, net, included a gain of $472 million related to the sale of an equity method investment and a $119 million gain from an amendment to our U.S. pension plan. Both periods included a benefit from the revaluation of warrants that we held in Refinitiv, prior to its sale to LSEG in January 2021, due to an increase in the share price of LSEG. In 2020, other operating gains, net, included $82 million (2019 – $419 million) related to the warrants. Both periods also included income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information) and acquisition costs associated with acquired businesses.

Net interest expense

	Year ended December 31,

(millions of U.S. dollars)	2020	2019	Change
Net interest expense	195	163	20%

The increase in net interest expense was due to lower interest income, as 2019 included interest income on proceeds from the F&R transaction that had been set aside to fund acquisitions.

Other finance (income) costs

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
Other finance (income) costs	(30)	65

In 2020, other finance (income) primarily included gains on forward exchange contracts and the ineffective portion of cash flow hedges. In 2019, other finance costs primarily reflected losses from fluctuations of foreign currency exchange rates on certain intercompany funding arrangements and premiums for the early redemption of debt securities.

Share of post-tax (losses) earnings in equity method investments

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
Refinitiv	(554)	(609)
Other equity method investments	10	10
Share of post-tax (losses) in equity method investments	(544)	(599)

In both years, our share of the post-tax losses from our former 45% interest in Refinitiv reflected interest expense for Refinitiv’s debt, as well as expenses to scale its business related to its annual cost savings target. Refinitiv achieved its targeted run-rate cost savings of $650 million as of December 31, 2020. The lower loss in 2020 compared to the prior year reflected improved operating performance, including higher revenues, and charges in the prior year to revalue preferred equity securities in connection with the LSEG transaction.

We provide additional information about the performance of Refinitiv in Appendix C of this management’s discussion and analysis. On January 29, 2021, we and Blackstone’s consortium sold Refinitiv to LSEG.

Thomson Reuters Annual Report 2020

Tax expense (benefit)

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
Tax expense (benefit)	71	(1,198)

Our effective income tax rate on earnings from continuing operations was 5.8%, compared to a benefit of 322.0% in 2019.

We assess the recoverability of deferred tax assets at the end of each reporting period. In 2020, we recorded $138 million of tax benefits to recognize deferred tax assets that arose in prior years in various subsidiaries outside the U.S. The deferred tax assets recognized were almost entirely related to tax losses and other tax attributes in subsidiaries that have experienced improved profitability within the past year and have projected future taxable profits sufficient to utilize these deferred tax assets. These tax losses and other tax attributes can be carried forward indefinitely.

In December 2019, we reorganized the operations of certain foreign affiliates that were subject to different tax rates, which resulted in an increase in the tax basis of the reorganized business to the acquiror and a related tax benefit of $1.2 billion. We recognized a $1.2 billion deferred tax asset, which we expect to realize in subsequent periods, based on the historical and expected future profitability of the reorganized business. We also recorded a $58 million tax charge in 2019 related to the enactment of foreign tax reform. The charge reflected our estimate of the deferred taxes required on temporary differences between the book and tax basis of certain assets, which we expect to reverse during periods that will be subject to the applicable new foreign tax rates.

The comparability of our tax expense (benefit) was further impacted by various transactions and accounting adjustments during each year. In each year, the tax expense (benefit) reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. The following table sets forth certain components within income tax expense (benefit) that impact comparability from year to year, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
Tax expense (benefit)
Tax items impacting comparability:
Reorganization of certain foreign affiliate operations(1)	-	(1,197)
Corporate tax laws and rates(2)	-	52
Discrete changes to uncertain tax positions(3)	-	(23)
Deferred tax adjustments(4)	(136)	(36)
Subtotal	(136)	(1,204)
Tax related to:
Amortization of other identifiable intangible assets	(23)	(24)
Share of post-tax losses in equity method investments	(134)	(150)
Other operating gains, net(5)	175	102
Other items	1	-
Subtotal	19	(72)
Total	(117)	(1,276)

(1) Tax benefit from reorganization of the operations of certain foreign affiliates that were subject to different tax rates.

(2) Amount includes changes in deferred tax liabilities due to changes in tax laws and rates, and changes to U.S. state deferred tax liabilities resulting from changes in apportionment factors.

(3) Relates to the release of tax reserves that are no longer required due to the expiration of statute of limitations. We released $22 million of reserves in 2020, which are not highlighted in the table above, because we did not remove the benefit from adjusted tax expense in 2020 as we believe the likely recurrence of these items will reduce distortion to the comparability of our effective tax rate in future periods.

(4) In 2020, relates to the recognition of deferred tax assets due to improved profitability. In 2019, relates primarily to requirements associated with disposals and acquisitions.

(5) In 2020, primarily relates to a taxable gain that arose on the sale of a non-strategic equity investment, as well as deferred tax related to a pension revaluation gain. In both years, the amount includes deferred tax on the revaluation of Refinitiv warrants.

Thomson Reuters Annual Report 2020

Because the items described above impact the comparability of our tax expense or benefit for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
Tax expense (benefit)	71	(1,198)
Remove: Items from above impacting comparability	117	1,276
Total tax expense on adjusted earnings	188	78

Our 2020 effective tax rate on adjusted earnings was 16.9% (2019 – 10.7%). On an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.5%. The difference is primarily attributable to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside of Canada. As a global company, our income taxes depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate.

Because of the requirements of income tax accounting under IFRS, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

	Year ended December 31,

Taxes paid (received) (millions of U.S. dollars)	2020	2019
Taxes paid related to continuing operations	52	268
Taxes (received) paid related to discontinued operations	(2)	45
Taxes paid on disposals	114	1
Total taxes paid	164	314

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our effective tax rate will be dependent upon tax laws and conventions remaining unchanged or favorable to our company, as well as the geographic mix of our profits. See the “Liquidity and Capital Resources—Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.

Results of Discontinued Operations

(Loss) from discontinued operations, net of tax, included the following:

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
(Loss) from discontinued operations, net of tax	(27)	(6)

(Loss) from discontinued operations, net of tax, included residual expenses borne by our company following the sales of F&R and Intellectual Property & Science, both of which were previously classified as discontinued operations. In both years, the expenses were partially offset by tax benefits of $15 million in 2020 and $31 million in 2019 related to the reversal of tax reserves no longer required due to changes in tax laws and the expiration of statutes of limitation.

Net earnings and diluted EPS

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2020	2019	Change
Net earnings	1,122	1,564	(28%)
Diluted EPS	$2.25	$3.11	(28%)

Net earnings and diluted EPS decreased despite higher operating profit because the prior year included a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations.

Thomson Reuters Annual Report 2020

Adjusted earnings and adjusted EPS

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2020	2019	Change
Adjusted earnings	921	646	42%
Adjusted EPS	$1.85	$1.29	43%

Adjusted earnings and the related per share amount increased due to higher adjusted EBITDA, which more than offset higher depreciation and amortization of computer software and higher income tax expense.

Segment Results

The following is a discussion of our five reportable segments and our Corporate costs. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	2,367	2,249	5%	6%	4%
Transactions revenues	168	184	(9%)	(9%)	(9%)
Revenues	2,535	2,433	4%	4%	3%
Segment adjusted EBITDA	1,001	895	12%	12%
Segment adjusted EBITDA margin	39.5%	36.8%	270bp	250bp

Revenues increased in total and in constant currency. The increase in constant currency was driven by growth in recurring revenues (93% of the Legal Professionals segment), which more than offset a decline in transactions revenues (7% of the Legal Professionals segment). Revenue growth included benefits from HighQ and Pondera Solutions, which were acquired in July 2019 and March 2020, respectively. Revenues from law firms, which includes revenues from large global law firms and represented just over two-thirds of the segment’s revenues, increased 3%, and the segment’s Global business, representing smaller law firms outside the U.S., increased 4%. U.S. Government revenues grew 12% and included the benefits from contracts signed in the fourth quarter of 2019 with the U.S. Department of Justice and the Administrative Office of the U.S. Courts.

Organic revenues increased driven by growth in recurring revenues led by Westlaw Edge, Practical Law, and the segment’s businesses in Europe and Canada, and Government. Transactions revenues decreased due to lower revenues from Elite and certain international businesses. The Government business grew 9% organically. We expect the Government business to grow at a similar rate in 2021.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues and the benefits from COVID-19 related cost mitigation efforts, which more than offset higher bad debt expense related to customers who may become financially distressed due to COVID-19. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp.

Thomson Reuters Annual Report 2020

Corporates

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	1,143	1,079	6%	7%	6%
Transactions revenues	224	229	(2%)	(1%)	(4%)
Revenues	1,367	1,308	5%	5%	5%
Segment adjusted EBITDA	460	412	12%	11%
Segment adjusted EBITDA margin	33.7%	31.5%	220bp	180bp

Revenues increased in total and in constant currency. The increase in constant currency was due to growth in recurring revenues (84% of the Corporates segment). Transactions revenues (16% of the Corporates segment) declined, despite benefits from the July 2019 acquisitions of Confirmation and HighQ, due to lower software implementation revenues and the loss of revenues from the sale of the Pangea 3/Legal Managed Services business in May 2019.

On an organic basis, revenue growth reflected higher recurring revenues driven by the segment’s legal and tax products, which more than offset a decline in transactions revenues from lower software implementation services.

Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses. Expenses increased as higher bad debt, technology, marketing and content costs more than offset benefits from COVID-19 related cost mitigation efforts. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Tax & Accounting Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	682	703	(3%)	-	5%
Transactions revenues	154	140	10%	11%	2%
Revenues	836	843	(1%)	2%	4%
Segment adjusted EBITDA	330	318	4%	6%
Segment adjusted EBITDA margin	39.5%	37.6%	190bp	160bp

Revenues decreased in total but increased in constant currency, primarily due to acquisition-related growth in transactions revenues (18% of the Tax & Accounting Professionals segment) from the July 2019 acquisition of the Confirmation business. Recurring revenues (82% of the Tax & Accounting Professionals segment) were essentially unchanged in constant currency due to the loss of revenues from the sale of the Aumentum government business in November 2019.

On an organic basis, revenues increased due to higher recurring and transactions revenues. The increase in recurring revenues reflected strong demand for the segment’s products, as well as a benefit from permanently accelerating the release date of the remaining portion of the segment’s UltraTax state tax software from January 2021 to December 2020 to align with the traditional December release of its U.S. federal tax software. The segment had realigned much of the UltraTax state tax software in this manner in 2019. On a comparable basis, which excludes the impact of the accelerated release dates from both periods, total and recurring organic revenue growth would have been 5% and 6%, respectively.

Segment adjusted EBITDA and the related margin increased primarily due to benefits from COVID-19 related cost mitigation efforts, as well as from the sale of the lower margin Aumentum government business in November 2019. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.

Thomson Reuters Annual Report 2020

Reuters News

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	566	573	(1%)	(2%)	(2%)
Transactions revenues	62	57	9%	12%	(29%)
Revenues	628	630	-	-	(5%)
Segment adjusted EBITDA	73	68	7%	(1%)
Segment adjusted EBITDA margin	11.7%	10.9%	80bp	(10)bp

Revenues were essentially unchanged in total and in constant currency. On an organic basis, revenues declined due to lower revenues in the news agency business and the cancellation of in-person conferences, in response to COVID-19, in the segment’s Reuters Events business, which was acquired in the fourth quarter of 2019. While the segment was able to convert many of these conferences to virtual events, it was not able to recoup all of the lost revenue from the cancellations. The loss of in-person events revenues did not materially impact the segment’s comparison of the current and prior-period actual results, as it did not own the Reuters Events business for most of the prior-year period. However, the loss of revenues caused a decline in organic revenues because the segment includes the organic impact from recently acquired businesses in its computation of organic growth, as though it had owned the Reuters Events business in both periods.

The Reuters Events business continues to assess if and when in-person conferences can resume in 2021. As a result, the business is preparing a hybrid events strategy for 2021 that can accommodate both in-person and virtual options. In 2021, we expect Reuters News revenues to grow in the low-single digit range driven by improvements in the Reuters Professional business, which includes news, analysis and events for decision makers.

Reuters News and Refinitiv have an agreement pursuant to which Reuters News supplies news and editorial content to Refinitiv for a minimum amount of revenue through October 1, 2048. In 2020 and 2019, we recorded $336 million of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates.

Segment adjusted EBITDA and the related margin increased due to the impact of foreign currency as the benefits from COVID-19 related cost mitigation efforts were offset by higher expenses associated with the Reuters Events business, higher investment and severance charges. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 90bp.

Global Print

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Revenues	620	693	(11%)	(10%)	(10%)
Segment adjusted EBITDA	242	294	(18%)	(18%)
Segment adjusted EBITDA margin	39.0%	42.5%	(350)bp	(390)bp

Revenues decreased in total, in constant currency, and on an organic basis. While the revenues in our print business have been consistently declining as customers migrate to online delivery, the 2020 performance was further impacted by the global economic crisis as some customers experienced budget challenges and others could not accept shipments due to office closures. In 2021, Global Print revenues are expected to decline between 4% and 7%.

Segment adjusted EBITDA and the related margin decreased due to lower revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Thomson Reuters Annual Report 2020

Corporate costs

	Year ended December 31,

(millions of U.S. dollars)	2020	2019
Corporate costs	131	494

Corporate costs decreased primarily because 2019 included costs and investments to reposition our business following the separation of Refinitiv from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Review of Fourth-Quarter Results

Consolidated Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency

IFRS Financial Measures

Revenues	1,616	1,583	2%

Operating profit	956	216	343%

Net earnings	562	1,324	(58%)

Diluted EPS	$1.13	$2.64	(57%)

Net cash provided by operating activities	566	355	60%

Net cash provided by (used in) investing activities	266	(294)	n/m

Net cash used in financing activities	(201)	(390)	48%

Non-IFRS Financial Measures(1)

Revenues	1,616	1,583	2%	2%

Organic revenue growth				2%

Adjusted EBITDA	525	396	33%	32%

Adjusted EBITDA margin	32.5%	25.0%	750bp	730bp

Adjusted EBITDA less capital expenditures	425	256	66%

Adjusted EBITDA less capital expenditures margin	26.3%	16.1%	1020bp

Adjusted earnings	269	185	44%

Adjusted EPS	$0.54	$0.37	46%	43%

Free cash flow	449	209	114%

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

Revenues increased 2% in total, in constant currency and on an organic basis. The increase in revenues on an organic basis was driven by 5% growth in recurring revenues (80% of total revenues), which more than offset declines in transactions and Global Print revenues of 7% and 10%, respectively.

Revenues for our “Big 3” segments grew 4% in total and 5% on both a constant currency and organic basis. The increase in organic revenues was driven by 6% growth in recurring revenues (91% of “Big 3” revenues), which more than offset a 7% decline in transactions revenues.

Thomson Reuters Annual Report 2020

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased, driven by a significant gain from the sale of an investment, a gain from an amendment to our U.S. pension plan and lower costs, in addition to higher revenues. The increase in adjusted EBITDA and the related margin, which excludes the gains on sale of the investment and on the U.S. pension plan amendment, among other items, increased due to lower costs and higher revenues. Lower costs were due to the completion of the repositioning of our company in 2019 following the separation from Refinitiv.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and lower capital expenditures.

Net earnings and diluted EPS

Net earnings and diluted EPS decreased despite higher operating profit because the prior-year period included a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations.

Adjusted earnings and adjusted EPS

Adjusted earnings and the related per share amount, which excludes the deferred tax benefit as well as other adjustments, increased due to higher adjusted EBITDA, which was partly offset by higher income tax expense.

Cash flow from operating activities

Net cash provided by operating activities increased primarily because the prior-year period included significantly higher costs and investments to reposition our company following the separation from Refinitiv and higher tax payments. In the fourth quarter of 2020, we continued to defer the employer’s portion of payroll-related taxes, as allowed under the CARES Act in the U.S.

Cash flow from investing activities

In 2020, net cash provided by investing activities included proceeds of $367 million, net of tax paid, from the sale of an investment. Capital expenditures were $100 million. In 2019, net cash used in investing activities primarily included acquisition spending of $177 million and capital expenditures of $140 million.

Cash flow from financing activities

In both periods, net cash used in financing activities primarily comprised returns to our common shareholders through dividends and, in 2019, share repurchases.

Free cash flow

Free cash flow increased primarily due to the same factors that increased cash flows from operating activities.

Thomson Reuters Annual Report 2020

Segment Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Revenues

Legal Professionals	653	621	5%	5%	4%

Corporates	338	328	3%	4%	3%

Tax & Accounting Professionals	285	274	4%	6%	8%

“Big 3” Segments Combined	1,276	1,223	4%	5%	5%

Reuters News	164	164	–	(1%)	(3%)

Global Print	177	196	(10%)	(10%)	(10%)

Eliminations/ Rounding	(1)	–

Consolidated revenues	1,616	1,583	2%	2%	2%

Adjusted EBITDA

Legal Professionals	245	215	14%	13%

Corporates	105	98	7%	6%

Tax & Accounting Professionals	145	134	9%	10%

“Big 3” Segments Combined	495	447	11%	11%

Reuters News	6	10	(41%)	(34%)

Global Print	61	77	(21%)	(22%)

Corporate costs	(37)	(138)	n/a	n/a

Consolidated adjusted EBITDA	525	396	33%	32%

Adjusted EBITDA margin

Legal Professionals	37.5%	34.5%	300bp	270bp

Corporates	31.1%	30.0%	110bp	70bp

Tax & Accounting Professionals	51.1%	48.7%	240bp	200bp

“Big 3” Segments Combined	38.8%	36.5%	230bp	210bp

Reuters News	3.9%	6.5%	(260)bp	(240)bp

Global Print	34.6%	39.4%	(480)bp	(530)bp

Corporate costs	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	32.5%	25.0%	750bp	730bp

Legal Professionals

Revenues increased in total and in constant currency. The increase in constant currency was driven by 6% growth in recurring revenues (93% of the Legal Professionals segment), which more than offset a 5% decline in transactions revenues (7% of the Legal Professionals segment). The acquisition of Pondera Solutions in March 2020 and CaseLines in August 2020 contributed to revenue growth. Revenues from law firms and the Global businesses each grew 3%, while revenues from the U.S. government business grew 14%.

Organic revenues increased driven by growth in recurring revenues led by Westlaw Edge, Practical Law, the segment’s businesses in Europe and Canada, and the Government business, which grew 10%. Transactions revenues decreased primarily due to lower revenues from Elite.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.

Thomson Reuters Annual Report 2020

Corporates

Revenues increased in total and in constant currency. The increase in constant currency was driven by 6% growth in recurring revenues (87% of the Corporates segment), which more than offset an 11% decline in transactions revenues (13% of the Corporates segment).

On an organic basis, revenue growth also reflected higher recurring revenues driven by the segment’s legal and tax products, which more than offset a decline in transactions revenues resulting from lower software implementation services.

Segment adjusted EBITDA and the related margin increased due to higher revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Tax & Accounting Professionals

Revenues increased in total and in constant currency, despite the loss of revenues from the sale of the Aumentum government business in November 2019. The increase in constant currency was driven by 7% growth in recurring revenues (89% of the Tax & Accounting Professionals segment), which more than offset a 4% decline in transactions revenues (11% of the Tax & Accounting Professionals segment).

On an organic basis, revenues increased 8% due to 9% growth in recurring revenues that reflected the strong demand for the segment’s products, as well as a benefit from the permanent acceleration of the release date of the remaining portion of its UltraTax state tax software from January 2021 to December 2020 to align with the traditional December release of its federal software. The segment had realigned much of the UltraTax state tax software in this manner in 2019. Total and recurring organic revenue growth would have been 5% and 6%, respectively, without this impact. Transactions revenues declined 1% organically in the quarter.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Reuters News

Revenues were essentially unchanged in total, but declined in constant currency and on an organic basis. Revenues declined 3% organically primarily due to lower revenues in the news agency business and the cancellation of in-person conferences at the Reuters Events business due to COVID-19. The decline was lower than expected due to the segment’s ability to convert in-person conferences to virtual events.

Segment adjusted EBITDA and the related margin decreased primarily due to higher expenses, which included severance charges Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 20bp.

Global Print

Revenues decreased in total, in constant currency, and on an organic basis. While the revenues in our print business have been consistently declining as customers migrate to online delivery, the 2020 performance was further impacted by the global economic crisis as some customers experienced budget challenges and others could not accept shipments due to office closures.

Segment adjusted EBITDA and the related margin decreased due to the revenue decline. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 50bp.

Corporate costs

Corporate costs decreased primarily because the 2019 period included costs and investments to reposition our business following the separation of Refinitiv from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Thomson Reuters Annual Report 2020

Liquidity and Capital Resources

Capital Strategy

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

To date, we have not experienced any significant adverse impacts to our liquidity from the economic crisis caused by COVID-19. We continue to believe that we can weather the periods of volatility that are likely to occur as the world recovers from the ongoing crisis, as our capital strategy approach has provided us with a strong capital structure and liquidity position. At December 31, 2020, we had $1.8 billion of cash on hand.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders. We expect to continue a modest share repurchase program to offset the dilution associated with our dividend reinvestment and equity incentive plans, and we plan to maintain our outstanding shares at about 500 million. In the future, we expect that proceeds from sales of LSEG shares after the expiration of the applicable contractual lock-up provisions, as discussed in the “Executive Summary – Sale of Refinitiv to LSEG” section of this management’s discussion and analysis, will provide us with further options for investment and returns to shareholders.

Our net debt to adjusted EBITDA leverage ratio as of December 31, 2020 was approximately 1.1:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at the end of 2020 was 1.0:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1. None of our debt securities are scheduled to mature until 2023.

We believe that our existing sources of liquidity will be sufficient to fund our expected 2021 cash requirements in the normal course of business.

The information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Cash Flow

Summary of Consolidated Statement of Cash Flow

	Year ended December 31,

(millions of U.S. dollars)	2020	2019	$ Change
Net cash provided by operating activities	1,745	702	1,043
Net cash used in investing activities	(138)	(1,384)	1,246
Net cash used in financing activities	(644)	(1,201)	557
Increase (decrease) in cash and bank overdrafts	963	(1,883)	2,846
Translation adjustments	(1)	5	(6)
Cash and bank overdrafts at beginning of period	825	2,703	(1,878)
Cash and bank overdrafts at end of period	1,787	825	962
Non-IFRS Financial Measures(1)
Free cash flow	1,330	159	1,171

(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Thomson Reuters Annual Report 2020

Operating activities. Cash flow from operations increased primarily because the prior year included (i) significantly higher costs and investments to reposition our company following the separation of Refinitiv, (ii) residual employee-related costs and tax expenditures related to the operations of our former F&R business, and (iii) a $167 million contribution to a pension plan. In 2020, cash flow from operations benefited from savings from our COVID-19 related cost mitigation efforts, lower tax payments, and deferrals of the employer’s portion of payroll-related taxes as allowed under the CARES Act in the U.S. These deferrals, which amounted to $48 million, are interest free, but 50% must be repaid by December 31, 2021, with the remainder repaid by December 31, 2022.

Investing activities. In 2020, net cash used in investing activities included $504 million of capital expenditures and $167 million of acquisition spending, primarily for Pondera and CaseLines, which were partly offset by proceeds from the sales of an investment ($367 million, net of taxes paid), and certain real estate. In 2019, net cash used in investing activities included $998 million of acquisition spending, primarily for the Confirmation, HighQ and FC Business Intelligence businesses, and $505 million of capital expenditures, which were slightly offset by $74 million in proceeds from the sales of several small businesses.

Financing activities. Net cash used in financing activities in both years was primarily comprised of returns to our common shareholders through dividends and share repurchases. 2020 also included $372 million of proceeds from net borrowings of debt. Refer to the “Long-term debt” and “Share repurchases” subsections below for additional information regarding our debt repayments and share repurchases.

Cash and bank overdrafts. The increase in cash and cash equivalents reflected $367 million in net proceeds from the sale of an investment in December 2020 and cash flows from our operating activities, which included savings from our COVID-19 related cost mitigation efforts.

Free cash flow. The increase in free cash flow reflected the same factors as cash from operating activities and proceeds from the sale of real estate.

Additional information about our debt, dividends and share repurchases is as follows:

•

Commercial paper program. Our $1.8 billion commercial paper program provides cost-effective and flexible short-term funding. There was no outstanding commercial paper at December 31, 2020 and 2019. In January 2020, we issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. Our commercial paper borrowings were repaid later in the year, primarily from funds borrowed under our credit facility, as discussed below. We did not issue commercial paper in 2019.

•

Credit facilities. We have a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility at December 31, 2020 and 2019. We borrowed $1.0 billion under this facility in the first quarter of 2020, which was repaid later in the year. Based on our current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, intends to phase out LIBOR by the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. With the exception of the LIBOR-based benchmarks within our external credit facility, we have no material agreements with third parties that use or reference LIBOR as a benchmark rate which require amendment.

If our debt rating is downgraded by Moody’s or S&P, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Thomson Reuters Annual Report 2020

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of December 31, 2020, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.0:1.

•	Long-term debt. The following table provides information regarding notes that we issued and repaid in 2020. We did not issue notes or repay debt in 2019.

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes issued in May 2020 were immediately swapped into U.S. dollars and we used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under our credit facility.

In January 2020, we repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

In July 2020, we filed a new base shelf prospectus pursuant to which Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through August 6, 2022. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. As of March 3, 2021, neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus.

TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. Please refer to Appendix H of this management’s discussion and analysis for condensed consolidating financial information about TR Finance LLC and the subsidiary guarantors.

•

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

Thomson Reuters Annual Report 2020

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

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Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2020, we announced a $0.08 per share increase in the annualized dividend to $1.52 per common share (beginning with the common share dividend that we paid in March 2020). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2020	2019
Dividends declared per common share	$1.52	$1.44
Dividends declared	753	721
Dividends reinvested	(23)	(23)
Dividends paid	730	698

In February 2021, we announced a $0.10 per share increase in the annualized dividend rate to $1.62 per common share (beginning with the common share dividend that we plan to pay in March 2021). See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

•

Share repurchases – Normal Course Issuer Bid (NCIB). We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically executed under a NCIB. Under our current NCIB, we may repurchase up to 5 million common shares between January 4, 2021 and January 3, 2022 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchases or such other price as may be permitted by TSX.

Details of share repurchases were as follows:

	Year ended December 31,

	2020	2019
Share repurchases (millions of U.S. dollars)	200	488
Shares repurchased (number in millions)	2.6	7.8
Share repurchases – average price per share in U.S. dollars	$78.37	$62.33

Thomson Reuters Annual Report 2020

In February 2021, we completed the repurchase of an additional $200 million of our common shares under a buyback program that began in January 2021. We do not intend to repurchase additional shares in 2021. Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered such a plan with our broker on December 29, 2020 related to the shares that we repurchased earlier this year. As a result, we recorded a $200 million liability and a corresponding amount in equity in the consolidated statement of financial position (2019 – $200 million).

Financial Position

Our total assets were $17.9 billion at December 31, 2020, compared to $17.3 billion at December 31, 2019. The increase was primarily due to an increase in cash and cash equivalents, which included the proceeds from the sale of an investment (refer to the “Cash Flow” subsection above for additional information).

At December 31, 2020, the carrying amounts of our total current assets exceeded total current liabilities by $1.3 billion. From time to time, our current liabilities may exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we may reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	December 31,

(millions of U.S. dollars)	2020	2019
Current indebtedness	–	579
Long-term indebtedness	3,772	2,676
Total debt	3,772	3,255
Swaps	(100)	62
Total debt after swaps	3,672	3,317
Remove fair value adjustments for hedges(1)	1	–
Total debt after currency hedging arrangements	3,673	3,317
Remove transaction costs, premiums or discounts included in the carrying value of debt	38	36
Add: Lease liabilities (current and non-current)	306	322
Less: cash and cash equivalents(2)	(1,787)	(825)
Net debt(3)	2,230	2,850
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(3)	1,975	1,493
Net debt/adjusted EBITDA(3)	1.1:1	1.9:1

(1) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(2) Includes cash and cash equivalents of $43 million and $34 million at December 31, 2020 and 2019, respectively, held in subsidiaries which have regulatory restrictions and are therefore not available for general use by our company.

(3) Amounts represent non-IFRS measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendix A of this management’s discussion and analysis for additional information of our non-IFRS financial measures.

Thomson Reuters Annual Report 2020

At December 31, 2020, our total debt position (after swaps) was $3.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At December 31, 2020, the average maturity of our term debt was approximately 10 years at an average interest rate (after swaps) of less than 5%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The decrease in our net debt is primarily due to the increase in our cash and cash equivalents.

The following table illustrates our expected term debt maturities (after swaps) at December 31, 2020.

Financial Risk Management

Our global operations expose us to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The section entitled “Financial Risk Management” in note 19 of our 2020 annual consolidated financial statements provides a discussion of the material financial risks we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance. Under the oversight of our Chief Financial Officer, our centralized corporate treasury group is responsible for our financial risk management strategy and execution and operates under strict guidelines and internal control processes. We strive to minimize the potential adverse economic effects associated with financial risks on our financial performance and to ensure we have sufficient liquidity to fund our operations, reinvest in our business, pay dividends and service our debt obligations.

Most of our business is conducted in U.S. dollars. However, 18% of our 2020 revenues and 30% of our 2020 operating expenses were denominated in currencies other than the U.S. dollar, the most significant of which is the British pound sterling with the balance spread over several currencies, including the Canadian dollar, Euro and the Brazilian real. Changes in foreign exchange rates typically impact the growth in our expenses more than our revenues, because a higher percentage of our expenses are denominated in foreign currency. In 2020, foreign currency decreased revenues and operating expenses each by 1% compared to the prior year. We routinely monitor our currency exposures and may enter derivative financial instruments to mitigate our foreign exchange risk. Refer to note 19 of our 2020 annual consolidated financial statements for additional information. Our indirect investment in LSEG is subject to variability based on changes in the price of LSEG shares and changes in the British pound sterling and U.S. dollar foreign exchange rate.

Thomson Reuters Annual Report 2020

The following charts outline the currency profile of our revenues and operating expenses included in the calculation of adjusted EBITDA for 2020:

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

Approximately 47% of our cash and cash equivalents at December 31, 2020 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. Due to our legal entity structure, we continue to expect to have access to our funds held by subsidiaries outside the U.S. in a tax efficient manner.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our debt, leases and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt(1)	-	-	600	242	1,099	1,869	3,810
Interest payable(1)	153	153	153	127	105	1,103	1,794
Debt-related hedges outflows	22	22	22	22	1,010	-	1,098
Debt-related hedges inflows(1)	(25)	(25)	(25)	(25)	(1,110)	-	(1,210)
Lease obligations(2)	97	86	61	45	33	151	473
Unconditional purchase obligations	316	277	242	71	13	-	919
Defined benefit obligations	39	-	-	-	-	-	39
Total	602	513	1,053	482	1,150	3,123	6,923

(1) Represents contractual cash flows calculated using spot foreign exchange rates at December 31, 2020.

(2) Includes leases with a term of 12 months or less, certain low value assets and lease commitments, which have not yet commenced, all of which are not recognized in the consolidated statement of financial position.

We provide further information about certain of our obligations below:

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Subsidiary guarantees – For certain property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•

Unconditional purchase obligations – We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.

Thomson Reuters Annual Report 2020

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Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2020, the fair value of plan assets for our material funded pension plans was 99% of the plan obligations. In 2020, we contributed $33 million to our material defined benefit plans. In 2021, we expect to contribute approximately $39 million to our material defined benefit plans, $6 million in accordance with the normal funding policy of funded plans and $33 million for claims expected to arise under unfunded and retiree medical plans.

The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2020. We cannot estimate contributions beyond 2021 because they depend on future economic conditions, plan performance and potential future government legislation. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in us having to make an unexpected contribution. Additionally, from time to time, we may elect to make voluntary contributions to improve the funded status of the plans.

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Disposition contingencies – In certain disposition agreements, including as described in the “Uncertain Tax Positions” section of this management’s discussion and analysis below, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material adverse impact on our financial condition taken as a whole.

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Refinitiv warrants - Under the terms of a warrant agreement between our company and private equity funds affiliated with Blackstone, the sale of Refinitiv to LSEG constituted a change in control. The warrants were exercised in connection with the closing of the transaction, which entitled our company to an additional 4.5 million shares of Refinitiv. These warrants were a derivative instrument and accounted for at fair value. Changes in value were recorded within “Other operating gains, net” in the consolidated income statement. Refer to Appendix E of this management’s discussion and analysis for additional information.

Other than as described above, we do not engage in off-balance sheet financing arrangements and we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Thomson Reuters Annual Report 2020

In February 2018, the U.K. tax authority, HM Revenue & Customs (HMRC), issued notices of assessment under the Diverted Profits Tax (DPT) regime for the 2015 taxation year of certain of our current and former U.K. affiliates. We paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the Diverted Profits Tax regime, we appealed these assessments in July 2019 to obtain a refund. HMRC has opened audit enquiries of subsequent taxation years and in February 2021 issued final DPT notices for the 2016 taxation year aggregating $90 million, which we are required to pay in March 2021. In addition, based on recent discussions with HMRC, management believes it is reasonably possible that HMRC may issue similar notices in the next 6 to 12 months for one or more other taxation years, largely related to businesses that we have sold and that are subject to indemnity arrangements. If that occurs, we will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty, shortly thereafter. If we are required to make any additional tax payments, which could be as much as $600 million to $700 million, we intend to vigorously defend our position by contesting the assessments through all available administrative and judicial remedies. The large majority of the anticipated amounts in dispute relates to our F&R business, which was divested in 2018. Any payment made by us would not be a reflection of our view on the merits of the case. Because management believes that our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As a result, we would expect to record substantially all of any potential future payments as non-current receivables from HMRC and the indemnity counterparty on our financial statements since we would expect to receive refunds of substantially all of any amounts paid pursuant to these notices of assessment. We expect that our existing sources of liquidity (as discussed in this management’s discussion and analysis) will be sufficient to fund any required payments.

For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

Trends

Technology and societal forces are changing how work is done and by whom, disrupting the professional markets that we serve. Our customers – professionals in law firms, accounting firms, government agencies and corporations – increasingly demand solutions from our company to help them adapt. They are under pressure from clients, internal and external, to improve efficiency and demonstrate the value of their services. They must increasingly use technology to maintain a competitive edge, by delivering a differentiated work product faster. COVID-19 has accelerated these trends, as professionals increasingly shift to more digital experiences, cloud-based products and flexible work arrangements. Over the last year, we have witnessed accelerated interest in, and adoption of, the following forces in the “Big 3” customer segments (Legal Professionals, Corporates and Tax & Accounting Professionals) that we serve:

•	Process digitization and task automation to remove complexity and automate routine workflows;

•	Digital service delivery to enable professionals to engage differently with their clients;

•	Governments mandating the adoption and acceleration of digital services;

•	Remote working empowered by wide adoption of collaboration software and changing attitudes;

•	Demographic change, resulting in new expectations regarding traditional professional career paths; and

•	Continuing regulatory change creating opportunities for new entrants to the market.

Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency business declining. While demand in the financial professional segment is growing, Reuters is limited in its ability to participate in a number of sectors due to its exclusive agreement with Refinitiv. In the business to business segment, opportunities in the conference and events segment were significantly impacted in 2020 by COVID-19. However, we believe this impact is temporary and that the demand for virtual events and their related content will continue to grow while the demand for in-person events will return once the restrictions from the pandemic have eased. We continue to expect revenue declines in our Global Print business as customers migrate to online delivery and as other customers experience budget challenges or are unable to accept shipments due to office closures.

The competitive landscape is crowded and constantly evolving. Our traditional competitors are investing in content, analytics and software. More narrowly focused technology companies, often funded by private equity firms or recent public offerings, are also investing heavily to pursue growth opportunities in our market segments. Large horizontal business systems vendors as well as some smaller vendors provide similar solutions to certain of our offerings. The Global 7 accounting firms have the scale to develop their own competitive technology solutions, but have traditionally been our customers as well as many who have been our go-to-market partners. Start-ups continue to innovate using emerging capabilities in areas like analytics and automation. In the global news market segment, alternatives are evolving from social media and technology companies, and traditional competitors are creating their own media platforms. While competition continues to be intense and dynamic, we believe that our strengths, high quality content, deep domain expertise, technology expertise and strong customer relationships will allow us to continue to serve the needs of our customers.

Thomson Reuters Annual Report 2020

Priorities – Our Change Program

While we have strong market positions and a loyal customer base, we must continue to evolve given the trends in our business. We have initiated a two-year Change Program that is intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company.

Our transition to an operating company means that our business segments will focus solely on understanding and serving their customers’ needs. They will be supported by central functions that will manage technology, product development, customer service and support across our company. These central functions can leverage scale and best practices, thereby improving efficiency and the speed at which we can develop new products. The objectives of our Change Program are to:

•	Make it easier for our customers to do business with us;

•	Significantly modernize and simplify our product portfolio and product development groups;

•	Reduce complexity in our operations and technology organization; and

•	Continue to simplify our organizational structure to enable a more innovative culture.

While our content provides us with a significant competitive advantage, we believe that we can achieve greater success by transitioning from a content provider to a content-driven technology company. We intend to provide a more modern customer experience by enriching our content with artificial intelligence, machine learning and software that is delivered in a cloud environment, which we believe will enable us to reach more customers, particularly smaller and medium sized businesses.

Please see the “Business” section of this annual report for further discussion of our 2021 focus areas and priorities related to the Change Program as well as our strategic growth priorities that we believe can drive further organic revenue growth reflecting their strong market segment positions, opportunities and potential to scale.

The program is expected to take 24 months (2021 - 2022) to largely complete and is projected to require an investment of between $500 million and $600 million during the course of that time. By 2023, we believe the financial benefits that will result from these initiatives include:

•	Organic revenue growth of 5% - 6% including additional annual revenues of $100 million;

•	Adjusted EBITDA margin of 38% - 40%;

•	Free cash flow of $1.8 billion – 2.0 billion;

•	Annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and

•	Capital expenditures as a percentage of revenue between 6% - 6.5%.

Thomson Reuters Annual Report 2020

Financial Outlook

The following table sets forth our three-year outlook. Our outlook incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates relative to 2020 and does not factor in the impact of any acquisitions or divestitures that may occur in future periods. We believe this type of guidance provides useful insight into the performance of our business. Some of the financial measures in the Outlook below are provided on a non-IFRS basis. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

2021, 2022 and 2023 Full-Year Outlook

Total Thomson Reuters Outlook

	2020 Actual	2021 Outlook	2022 Outlook	2023 Outlook

		Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions

Revenue growth Organic revenue growth	1.3% 1.2%	3.0% – 4.0% 3.0% – 4.0%	4.0% – 5.0% 4.0% – 5.0%	5.0% – 6.0% 5.0% – 6.0%

Adjusted EBITDA margin	33.0%	30% – 31%	34% – 35%	38% – 40%

Corporate costs Core corporate costs Change Program operating expenses	$131 million	$305 million – $340 million $130 million – $140 million $175 million – $200 million	$245 million – $280 million $120 million – $130 million $125 million – $150 million	$110 million – $120 million $110 million – $120 million $0

Free cash flow	$1.3 billion	$1.0 billion – $1.1 billion	$1.2 billion – $1.3 billion	$1.8 billion – $2.0 billion

Capital expenditures, as a percentage of revenues Change Program capital expenditures	8.4%	9.0% – 9.5% $125 million – $150 million	7.5% – 8.0% $75 million – $100 million	6.0% – 6.5% $0

Depreciation and amortization of computer software	$669 million	$650 million – $675 million	$620 million – $645 million	$580 million – $605 million

Interest expense	$195 million	$190 million – $210 million	$190 million – $210 million	$190 million – $210 million

Effective tax rate on adjusted earnings	16.9%	16% – 18%	n/a	n/a

“Big 3” Segments Outlook

	2020 Actual	2021 Outlook	2022 Outlook	2023 Outlook

		Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions

Revenue Growth Organic revenue growth	3.4% 3.8%	4.5% – 5.5% 4.5% – 5.5%	5.5% – 6.5% 5.5% – 6.5%	6.0% – 7.0% 6.0% – 7.0%
Adjusted EBITDA margin	37.8%	38% – 39%	41% – 42%	43% – 45%

Change Program Investment in 2021

In 2021, we plan to invest between $300 million and $350 million in the Change Program, of which we expect to spend between $115 million and $140 million in the first six months, and between $185 million and $210 million in the last six months. In each period and in the full year, we expect to expense 60% of the investments and to capitalize 40% of the investments, which will be amortized over future periods.

Thomson Reuters Annual Report 2020

First-Quarter 2021 Outlook

We expect total revenues and organic revenues to increase between 1.5% and 2.5%, primarily impacted by an anticipated decline in Global Print revenues between 13% and 15%. We expect the “Big 3” total revenue growth and organic revenue growth to range between 4% and 5%.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook.

Revenues

Material assumptions	Material risks

•   Improved global economic conditions throughout 2021 to 2023, despite periods of volatility due to disruption caused by COVID-19 and the measures intended to mitigate its impact

•   Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

•   Continued ability to deliver innovative products that meet evolving customer demands

•   Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

•   Improvement in customer retention through commercial simplification efforts and customer service improvements

•   Business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than we expect or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy

•   Global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for our customers, creating significant cost pressures for some of them and potentially constraining the number of professionals employed, which could lead to lower demand for our products and services

•   Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

•   Competitive pricing actions and product innovation could impact our revenues

•   Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin

Material assumptions	Material risks

•   Our ability to achieve revenue growth targets

•   Business mix continues to shift to higher-growth product offerings

•   Change Program expenses of $500 million to $600 million in 2021 and 2022

•   Change Program investments drive higher adjusted EBITDA margin through higher revenues and efficiencies by 2023

•   Same as the risks above related to the revenue outlook

•   The costs to execute our Change Program may be higher than current expectations, or the expected benefits by 2023 may be lower than current expectations

•   Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow

Material assumptions	Material risks

•   Our ability to achieve our revenue and adjusted EBITDA margin targets

•   Capital expenditures expected to be between 9% and 9.5% of revenues in 2021; between 7.5% and 8% of revenues in 2022; and between 6% and 6.5% of revenues in 2023

•   Same as the risks above related to the revenue and adjusted EBITDA margin outlook

•   A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

•   Capital expenditures may be higher than currently expected

•   The timing and amount of tax payments to governments may differ from our expectations

Thomson Reuters Annual Report 2020

Effective tax rate on adjusted earnings

Material assumptions	Material risks

•   Our ability to achieve our adjusted EBITDA target

•   The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2020 does not significantly change

•   No unexpected changes in tax laws and treaties within the jurisdictions where we operate

•   Depreciation and amortization of computer software between $650 million and $675 million in 2021

•   Interest expense between $190 million and $210 million in 2021

•   Same as the risks above related to adjusted EBITDA

•   A material change in the geographical mix of our pre-tax profits and losses

•   A material change in current tax laws or treaties to which we are subject, and did not expect

•   Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

While our fourth-quarter 2020 performance provides us with increasing confidence about our outlook, the global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global economic or business environment could impact our ability to achieve our outlook.

Related Party Transactions

As of March 3, 2021, our principal shareholder, Woodbridge, beneficially owned approximately 66% of our common shares.

Transactions with Woodbridge

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to our results of operations or financial condition either individually or in the aggregate.

Transactions with Refinitiv

In October 2018, we sold a 55% interest in our former F&R business to private equity funds affiliated with Blackstone, and retained a 45% interest in the company, which is now known as Refinitiv. As part of the transaction, Reuters News and Refinitiv have an agreement pursuant to which Reuters News supplies news and editorial content to Refinitiv for a minimum amount of revenues through October 1, 2048. In 2020 and 2019, we recorded $336 million of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. In 2020, we recorded $24 million of income in “Other operating gains, net” within the consolidated income statement under this license (2019 – $23 million).

Additionally, our company and Refinitiv sell products and services to each other in the normal course of business. These transactions are not significant to our company’s results of operations or financial condition either individually or in the aggregate.

Thomson Reuters Annual Report 2020

To facilitate the separation, our company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, our company and Refinitiv extended property leases to each other, including the 3 Times Square property in New York, New York, which our company leases from Refinitiv. In 2020 and 2019, we recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

(millions of U.S. dollars)	Provided by Thomson Reuters to Refinitiv Contra-expense		Provided by Refinitiv to Thomson Reuters (Expense)
	Year ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Transitional services	8	26	(15)	(52)
Properties leased	23	39	(13)	(34)

As of December 31, 2020, we owed $59 million (2019 – $79 million) to Refinitiv under non-cancellable leases, which are included in our disclosure of “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” within this management’s discussion and analysis and Refinitiv owed us $15 million (2019 – $56 million) under non-cancellable lease agreements.

At December 31, 2020, the consolidated statement of financial position included a receivable from Refinitiv of $112 million (2019 – $135 million) and a payable to Refinitiv of $100 million (2019 – $102 million) related to all transactions between the two companies.

Transactions with other associates and joint ventures

From time to time, we enter transactions with our investments in other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business and are not material to our company’s results of operations or financial condition either individually or in the aggregate.

Subsequent Events

Sale of Refinitiv to LSEG

On January 29, 2021, our company and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all share transaction. As of the closing date, our company indirectly owned approximately 82.5 million LSEG shares, which had a market value of approximately $9.8 billion based on LSEG’s closing share price on January 28, 2021. Our interest in LSEG shares are held through an entity jointly owned with Blackstone’s consortium.

Subject to certain exceptions, our company and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for our LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), our company and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares issued to us. The lock-up arrangement will terminate on January 29, 2025.

We expect to record a pre-tax gain on the transaction of approximately $8.5 billion in “Share of post-tax earnings (losses) in equity method investments” within the consolidated income statement in the first quarter of 2021. In the future, we will account for our investment in LSEG at fair value, based on the share price of LSEG. The change in value of the investment will also be recorded in “Share of post-tax earnings (losses) in equity method investments” because we hold our LSEG shares through an entity that is jointly owned by Blackstone’s consortium and our company, over which our company has significant influence. As the joint entity owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business, the investment may be accounted for by the joint entity at fair value.

Thomson Reuters Annual Report 2020

2021 dividends

In February 2021, we announced a $0.10 per share increase in the annualized dividend to $1.62 per common share, which was approved by our board of directors. A quarterly dividend of $0.405 per share will be paid on March 17, 2021 to shareholders of record as of March 5, 2021.

Changes in Accounting Policies

Effective January 1, 2019, we adopted IFRS 16 Leases (IFRS 16), which introduced a single lease accounting model that eliminated the distinction between operating and finance leases for lessees. IFRS 16 was adopted using the modified retrospective method. Under this approach, the cumulative effect of adoption of $11 million was recorded as an adjustment to retained earnings at January 1, 2019.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix E of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

Additional Information

Basis of Presentation

In the first quarter of 2020, the company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations, in connection with the repositioning of its businesses in 2019 after the separation of Refinitiv. The company adjusted its prior-period segment amounts to reflect the current presentation. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues among the segments to where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change the consolidated 2019 financial results. The table below summarizes the changes:

	Three months ended December 31, 2019			Year ended December 31, 2019

(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	617	4	621	2,419	14	2,433
Corporates	331	(3)	328	1,321	(13)	1,308
Tax & Accounting Professionals	274	-	274	844	(1)	843
Reuters News	164	-	164	630	-	630
Global Print	196	-	196	693	-	693
Eliminations /Rounding	1	(1)	-	(1)	-	(1)
Total revenues	1,583	-	1,583	5,906	-	5,906

Adjusted EBITDA
Legal Professionals	215	-	215	901	(6)	895
Corporates	103	(5)	98	433	(21)	412
Tax & Accounting Professionals	135	(1)	134	323	(5)	318
Reuters News	4	6	10	35	33	68
Global Print	77	-	77	295	(1)	294
Corporate costs	(138)	-	(138)	(494)	-	(494)
Total adjusted EBITDA	396	-	396	1,493	-	1,493

Thomson Reuters Annual Report 2020

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

Following the separation of the F&R business from our company in October 2018, a significant number of employees who performed accounting and reporting functions were transferred to Refinitiv. Transition services agreements were in place between Thomson Reuters and Refinitiv since the companies separated. In the fourth quarter of 2020, we completed the transition of all key controls performed under the transition services agreement from Refinitiv to Thomson Reuters employees.

Except as described above, there was no change in our internal control over financial reporting during 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2020 annual consolidated financial statements for our management’s report on internal control over financial reporting.

Share Capital

As of March 3, 2021, we had outstanding 494,854,975 common shares, 6,000,000 Series II preference shares, 3,537,584 stock options and a total of 3,238,700 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about our company, including our 2020 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the Securities and Exchange Commission (SEC) at www.sec.gov.

Thomson Reuters Annual Report 2020

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the three-year business outlook, expectations related to the Change Program, as well as statements regarding the company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow; statements regarding the future growth of our customer segments or businesses, statements about the estimated future growth of the market segments in which Thomson Reuters’ businesses operates; cost savings from our COVID-19 cost-mitigation efforts, and the company’s intentions regarding future share repurchases. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this management’s discussion and analysis include, but are not limited to, uncertainty, downturns and changes in the markets that the company serves, the ongoing impact of the COVID-19 pandemic on the company’s business and risks that the pandemic could have a longer duration or a more significant impact on Thomson Reuters than the company currently expects; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; inadequate protection of intellectual property rights; actions of competitors; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality, talented and diverse management and key employees; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; impairment of goodwill and other identifiable intangible assets; changes to law and regulations related to privacy, data security, data protection and other areas; tax matters, including changes to tax laws, regulations and treaties; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; fluctuations in foreign currency exchange and interest rates; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; failure to protect the brands and reputation of Thomson Reuters; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Our company’s three-year business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances.

Our company has provided a business outlook for the purpose of presenting information about current expectations for 2021, 2022 and 2023. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

Thomson Reuters Annual Report 2020

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations

Thomson Reuters Annual Report 2020

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS

Net earnings:

•   Excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

•   We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year tax expense or on cash taxes paid.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Thomson Reuters Annual Report 2020

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares, and dividends paid to non-controlling interests.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Return on invested capital (ROIC)

Adjusted operating profit (operating profit excluding amortization of other identifiable intangible assets, other operating gains and losses, and fair value adjustments) less net taxes paid expressed as a percentage of the average adjusted invested capital during the period.

Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.

IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix D for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

• Revenues

• Operating expenses

Non-IFRS Measures:

• Adjusted EBITDA and adjusted EBITDA margin

• Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

•   For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

•   For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Thomson Reuters Annual Report 2020

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis.

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2020	2019	2020	2019
Earnings from continuing operations	587	1,321	1,149	1,570
Adjustments to remove:
Tax expense (benefit)	155	(1,233)	71	(1,198)
Other finance costs (income)	6	33	(30)	65
Net interest expense	49	51	195	163
Amortization of other identifiable intangible assets	31	34	123	114
Amortization of computer software	123	123	485	449
Depreciation	40	44	184	154
EBITDA	991	373	2,177	1,317
Adjustments to remove:
Share of post-tax losses in equity method investments	159	44	544	599
Other operating gains, net	(632)	(27)	(736)	(423)
Fair value adjustments	7	6	(10)	-
Adjusted EBITDA	525	396	1,975	1,493
Deduct: capital expenditures	(100)	(140)	(504)	(505)
Adjusted EBITDA less capital expenditures	425	256	1,471	988
Adjusted EBITDA margin	32.5%	25.0%	33.0%	25.3%
Adjusted EBITDA less capital expenditures margin	26.3%	16.1%	24.6%	16.7%

Thomson Reuters Annual Report 2020

Reconciliation of Net Earnings to Adjusted Earnings and Adjusted EPS

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2020	2019	2020	2019
Net earnings	562	1,324	1,122	1,564
Adjustments to remove:
Fair value adjustments	7	6	(10)	-
Amortization of other identifiable intangible assets	31	34	123	114
Other operating gains, net	(632)	(27)	(736)	(423)
Other finance costs (income)	6	33	(30)	65
Share of post-tax losses in equity method investments	159	44	544	599
Tax on above items(1)	119	(15)	19	(72)
Tax items impacting comparability(1)	(29)	(1,211)	(136)	(1,204)
Loss (earnings) from discontinued operations, net of tax	25	(3)	27	6
Interim period effective tax rate normalization	21	1	-	-
Dividends declared on preference shares	-	(1)	(2)	(3)
Adjusted earnings	269	185	921	646
Adjusted EPS	$0.54	$0.37	$1.85	$1.29
Diluted weighted-average common shares (millions)	498.8	501.1	498.0	502.5

(1) See the “Results of Operations – Tax expense (benefit)” section of this management’s discussion and analysis for additional information.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars)	2020	2019	2020	2019
Net cash provided by operating activities	566	355	1,745	702
Capital expenditures	(100)	(140)	(504)	(505)
Proceeds from disposals of property and equipment	-	7	162	7
Other investing activities	2	4	4	9
Payments of lease principal	(19)	(16)	(75)	(51)
Dividends paid on preference shares	-	(1)	(2)	(3)
Free cash flow	449	209	1,330	159

Thomson Reuters Annual Report 2020

Reconciliation of Changes in Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Revenues
Legal Professionals	653	621	5%	-	5%	1%	4%
Corporates	338	328	3%	(1%)	4%	-	3%
Tax & Accounting Professionals	285	274	4%	(2%)	6%	(2%)	8%
“Big 3” Segments Combined	1,276	1,223	4%	-	5%	-	5%
Reuters News	164	164	-	1%	(1%)	2%	(3%)
Global Print	177	196	(10%)	-	(10%)	-	(10%)
Eliminations/Rounding	(1)	-
Total revenues	1,616	1,583	2%	-	2%	-	2%

Reconciliation of Changes in Recurring Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Recurring Revenues
Legal Professionals	608	574	6%	-	6%	1%	5%
Corporates	293	276	6%	(1%)	6%	-	6%
Tax & Accounting Professionals	255	243	5%	(2%)	7%	(2%)	9%
“Big 3” Segments Combined	1,156	1,093	6%	-	6%	-	6%
Reuters News	142	143	(1%)	1%	(2%)	-	(2%)
Total recurring revenues	1,298	1,236	5%	-	5%	-	5%

Reconciliation of Changes in Transactions Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	45	47	(4%)	1%	(5%)	1%	(6%)
Corporates	45	52	(12%)	(1%)	(11%)	-	(11%)
Tax & Accounting Professionals	30	31	(4%)	-	(4%)	(3%)	(1%)
“Big 3” Segments Combined	120	130	(7%)	-	(7%)	-	(7%)
Reuters News	22	21	5%	(2%)	7%	17%	(10%)
Total transactions revenues	142	151	(5%)	-	(5%)	2%	(7%)

(1) Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2020

Reconciliation of Changes in Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Revenues
Legal Professionals	2,535	2,433	4%	-	4%	1%	3%
Corporates	1,367	1,308	5%	(1%)	5%	1%	5%
Tax & Accounting Professionals	836	843	(1%)	(3%)	2%	(3%)	4%
“Big 3” Segments Combined	4,738	4,584	3%	(1%)	4%	-	4%
Reuters News	628	630	-	-	-	5%	(5%)
Global Print	620	693	(11%)	(1%)	(10%)	-	(10%)
Eliminations/Rounding	(2)	(1)
Total revenues	5,984	5,906	1%	(1%)	2%	1%	1%

Reconciliation of Changes in Recurring Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Recurring Revenues
Legal Professionals	2,367	2,249	5%	-	6%	1%	4%
Corporates	1,143	1,079	6%	(1%)	7%	1%	6%
Tax & Accounting Professionals	682	703	(3%)	(3%)	-	(5%)	5%
“Big 3” Segments Combined	4,192	4,031	4%	(1%)	5%	-	5%
Reuters News	566	573	(1%)	-	(2%)	-	(2%)
Total recurring revenues	4,758	4,604	3%	(1%)	4%	-	4%

Reconciliation of Changes in Transactions Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	168	184	(9%)	-	(9%)	-	(9%)
Corporates	224	229	(2%)	(1%)	(1%)	3%	(4%)
Tax & Accounting Professionals	154	140	10%	(1%)	11%	8%	2%
“Big 3” Segments Combined	546	553	(1%)	(1%)	(1%)	3%	(4%)
Reuters News	62	57	9%	(3%)	12%	41%	(29%)
Total transactions revenues	608	610	-	(1%)	-	8%	(7%)

(1) Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2020

Reconciliation of Changes in Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2020	2019	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	245	215	14%	1%	13%
Corporates	105	98	7%	1%	6%
Tax & Accounting Professionals	145	134	9%	(1%)	10%
“Big 3” Segments Combined	495	447	11%	-	11%
Reuters News	6	10	(41%)	(7%)	(34%)
Global Print	61	77	(21%)	1%	(22%)
Corporate costs	(37)	(138)	n/a	n/a	n/a
Consolidated adjusted EBITDA	525	396	33%	1%	32%

Adjusted EBITDA margin
Legal Professionals	37.5%	34.5%	300bp	30bp	270bp
Corporates	31.1%	30.0%	110bp	40bp	70bp
Tax & Accounting Professionals	51.1%	48.7%	240bp	40bp	200bp
“Big 3” Segments Combined	38.8%	36.5%	230bp	20bp	210bp
Reuters News	3.9%	6.5%	(260)bp	(20)bp	(240)bp
Global Print	34.6%	39.4%	(480)bp	50bp	(530)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	32.5%	25.0%	750bp	20bp	730bp
Consolidated operating expenses	1,098	1,193	(8%)	—	(8%)
Consolidated adjusted EPS	$0.54	$0.37	46%	3%	43%

(1) Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2020

Reconciliation of Changes in Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency(1)

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2020	2019	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	1,001	895	12%	–	12%
Corporates	460	412	12%	–	11%
Tax & Accounting Professionals	330	318	4%	(2%)	6%
“Big 3” Segments Combined	1,791	1,625	10%	–	10%
Reuters News	73	68	7%	8%	(1%)
Global Print	242	294	(18%)	–	(18%)
Corporate costs	(131)	(494)	n/a	n/a	n/a
Consolidated adjusted EBITDA	1,975	1,493	32%	–	32%

Adjusted EBITDA margin
Legal Professionals	39.5%	36.8%	270bp	20bp	250bp
Corporates	33.7%	31.5%	220bp	40bp	180bp
Tax & Accounting Professionals	39.5%	37.6%	190bp	30bp	160bp
“Big 3” Segments Combined	37.8%	35.4%	240bp	30bp	210bp
Reuters News	11.7%	10.9%	80bp	90bp	(10)bp
Global Print	39.0%	42.5%	(350)bp	40bp	(390)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	33.0%	25.3%	770bp	10bp	760bp
Consolidated operating expenses	3,999	4,413	(9%)	(1%)	(8%)
Consolidated adjusted EPS	$1.85	$1.29	43%	–	43%

(1) Growth percentages adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2020

Appendix C

Information about Refinitiv

At December 31, 2020, our company owned a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv was owned by private equity funds affiliated with Blackstone. Our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax losses in equity method investments.“ Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three months and year ended December 31, 2020 and 2019 on both an IFRS and non-IFRS basis. Refinitiv reports on a U.S. GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters’ accounting policies. A reconciliation from the IFRS measures to the related non-IFRS measures is included in this appendix.

On January 29, 2021, we and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all share transaction.

The following information, which has been provided by Refinitiv, is unaudited.

	Three months ended December 31,				Year ended December 31,

			Change				Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Before Currency & Excluding Businesses Disposed	2020	2019	Total	Before Currency & Excluding Businesses Disposed
IFRS Measures
Revenues	1,677	1,576	6%	4%	6,513	6,250	4%	4%

Net loss	(329)	(77)			(1,137)	(1,278)
Cash flow from operations	354	256			1,287	733
Capital expenditures, less proceeds from disposals	109	94			584	513
Debt at December 31, 2020 and 2019					14,678	13,877

Non-IFRS Measures
Adjusted EBITDA	665	553			2,539	2,208
Adjusted EBITDA margin	39.7%	35.1%			39.0%	35.3%
Free cash flow	233	147			669	106

Thomson Reuters Annual Report 2020

The following reconciliations of IFRS measures to non-IFRS measures is based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Reconciliation of Net Loss to Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2020	2019	2020	2019
Net loss	(329)	(77)	(1,137)	(1,278)
Adjustments to remove:
Tax expense (benefit)	20	(92)	59	(114)
Finance costs	299	102	1,009	1,176
Depreciation and amortization	548	470	2,022	1,901
EBITDA	538	403	1,953	1,685
Adjustments to remove:
Share of post-tax earnings in equity method investments	–	(1)	–	(2)
Other operating losses	40	22	94	2
Fair value adjustments	(7)	4	23	49
Share-based compensation	10	11	36	53
Transformation-related costs	84	114	433	421
Adjusted EBITDA	665	553	2,539	2,208
Adjusted EBITDA margin	39.7%	35.1%	39.0%	35.3%

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars)	2020	2019	2020	2019
Net cash provided by operating activities	354	256	1,287	733
Capital expenditures, less proceeds from disposals	(109)	(94)	(584)	(513)
Other investing activities	–	–	1	1
Dividends paid to non-controlling interests	(12)	(15)	(35)	(115)
Free cash flow	233	147	669	106

Thomson Reuters Annual Report 2020

Appendix D

Calculation of Return on Invested Capital (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to, or arise from, our post-tax adjusted operating profit.

The following table provides the calculation of our ROIC for 2020 and 2019.

(millions of U.S. dollars)	2020	2019
Calculation of adjusted operating profit after taxes
Operating profit	1,929	1,199
Adjustments to remove:
Amortization of other identifiable intangible assets	123	114
Fair value adjustments	(10)	-
Other operating gains, net	(736)	(423)
Adjusted operating profit – continuing operations	1,306	890
Net cash taxes paid on continuing operations	(52)	(268)
Post-tax adjusted operating profit- continuing operations	1,254	622
Post–tax adjusted operating loss- discontinued operations	(3)	(49)
Consolidated post-tax adjusted operating profit	1,251	573
Calculation of invested capital
Trade and other receivables	1,151	1,167
Prepaid expenses and other current assets	425	546
Property and equipment, net	545	615
Computer software, net	830	900
Other identifiable intangible assets (excludes accumulated amortization)	6,020	6,007
Goodwill(1)	4,996	4,875
Payables, accruals and provisions	(1,410)	(1,373)
Deferred revenue	(866)	(833)
Total invested capital(2)	11,691	11,904
Average invested capital	11,798	11,305
Return on invested capital	10.6%	5.1%

(1) Goodwill excludes deferred tax impact of approximately $1.0 billion in 2020 and 2019, respectively, arising from acquisition accounting.

(2) Invested capital excludes other financial assets and liabilities, including cash and debt; equity method investments, other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

ROIC increased to 10.6% in 2020 from 5.1% in 2019, primarily due to the increase in operating profit. In 2019, ROIC was impacted by $370 million of stranded and one-time costs and investments to reposition our company following the separation from Refinitiv, $180 million of one-time cash taxes paid, and $49 million of discontinued operations. Excluding these items, ROIC in 2019 was 10.3%.

We measure our ROIC to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability.

Thomson Reuters Annual Report 2020

Appendix E

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Due to the significant uncertainty about the duration and impact of the global economic crisis caused by the COVID-19 pandemic, some of management’s estimates and judgments may be more variable and may change materially in the future. The following discussion sets forth management’s:

•	Most critical estimates and assumptions in determining the value of assets and liabilities; and

•	Most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31, 2020, the combined allowances were $73 million, or 6%, of the gross trade accounts receivable balance of $1.2 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $12 million for the year ended December 31, 2020.

Computer software

Computer software represented $0.8 billion of total assets in the consolidated statement of financial position at December 31, 2020. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, economic and competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $3.4 billion and $6.0 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2020. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and revenue or EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

Thomson Reuters Annual Report 2020

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

We performed our annual goodwill impairment test as of October 1, 2020. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each CGU exceeded their carrying values by more than 100%. We performed the test for each group of CGUs to which goodwill was allocated and monitored by management at the date of the test. The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below.

In the 2019 impairment test, the fair value less costs of disposal for each CGU exceeded their respective carrying values by over 100%. As allowed under IAS 36, Impairment of Assets, the company did not re-estimate the recoverable value of these CGUs for the 2020 impairment test because management concluded that no events or changes in circumstances indicated that the carrying value of these CGUs might not be recoverable. While Reuters News was a CGU in 2019, it was not subject to a separate annual impairment test because it did not contain goodwill. However, a recoverable value was computed for Reuters News as part of the 2019 test to assess indefinite lived intangible assets. The valuation techniques, significant assumptions and sensitivities described below relate to the recoverable values determined in the 2019 impairment test.

Valuation Techniques

The selection and application of valuation techniques and the determination of significant assumptions requires judgment. An impairment of goodwill occurs when the recoverable amount of a CGU is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on revenue or EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Thomson Reuters Annual Report 2020

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. To project cash flows for the three-year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also considered the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

We assumed a discount rate to calculate the present value of our projected cash flows. The discount rate represented a weighted-average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate(1)	Discount rate	Tax rate
Legal Professionals	2.5%	7.0%	25.6%
Corporates	2.5%	8.0%	25.9%
Tax & Accounting Professionals	3.0%	8.5%	26.8%
Reuters News	2.5%	9.0%	20.8%
Global Print	(4.4%)	9.0%	25.8%

(1) The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Equity Method Investments and Related Warrants

Equity method investments represented $1.1 billion of total assets in the consolidated statement of financial position at December 31, 2020 and consisted primarily of our former 45% investment in Refinitiv. The carrying amount of equity method investees is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable and at the end of each reporting period for indicators of impairment. Additionally, the terms of our former investment in Refinitiv included warrants that provided for the exchange of value between private equity funds affiliated with Blackstone and our company at the time of an initial public offering (IPO) or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants were a derivative instrument that were accounted for at fair value each reporting period.

Thomson Reuters Annual Report 2020

On August 1, 2019, the company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG for a value that was substantially in excess of the carrying value of the company’s investment. On January 29, 2021, the sale of Refinitiv to LSEG was completed (see the “Executive Summary – Sale of Refinitiv to LSEG” section of this management’s discussion and analysis for more information), however this event was not considered an adjusting subsequent event for purposes of valuing the warrants at December 31, 2020. The value of the warrants at December 31, 2020 reflected the entry into a definitive agreement for the sale of the Refinitiv business on August 1, 2019. As such, the value at each date was primarily based on the number of incremental shares in Refinitiv to which the company was contractually entitled upon closing and the share price of LSEG on December 31, 2020. The valuation also incorporated (on a weighted-average basis) other outcomes based on the likelihood of the transaction closing using a Monte Carlo simulation approach, which required key inputs such as the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event.

We held other equity investments at December 31, 2020 aggregating $0.2 billion in a variety of industries, including real estate, technology and media, which could become impaired in the future due to the uncertainty of economic conditions.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. In December 2020, we amended our most significant defined benefit plan such that employees will stop accruing benefits on January 1, 2023. This amendment will eliminate the need for management to make assumptions about future compensation after that date.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, we used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and The Thomson Corporation PLC Pension Scheme (TTC) plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $160 million as of December 31, 2020.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices. For the TTC plan, a 0.25% increase or decrease in the rate of increase in pension payments would have increased or decreased the defined benefit obligation by approximately $25 million. Given the freezing of the TRGP plan effective January 1, 2023, the rate of increase in salaries assumption no longer has a material impact on the defined benefit obligation sensitivity analysis.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.5% for 2020, which is reduced gradually to 4.8% in 2032. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $6 million at December 31, 2020.

Thomson Reuters Annual Report 2020

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2020 are based on the following:

•	TRGP: Pri-2012/MP-2020 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $100 million as of December 31, 2020.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

We record deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although we believe our assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from our assumptions and estimates, which could require the company to reduce its deferred tax assets in future periods.

Our 2020 effective income tax rate on earnings from continuing operations was 5.8%. In 2019, the effective income tax rate on earnings from continuing operations was not meaningful due to the impact of the $1.2 billion tax benefit associated with the reorganization of certain foreign operations. A 1% increase in the effective income tax rate would have increased 2020 income tax expense and decreased earnings from continuing operations by approximately $12 million.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for our products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether we regularly sell a good or service separately, or whether the goods or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. We typically have more than one SSP for individual products and services due to the stratification of our offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of our contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Thomson Reuters Annual Report 2020

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. At December 31, 2020, the liability associated with uncertain tax positions was $228 million and is primarily included within “Payables, accruals and provisions” on the consolidated statement of financial position.

Unrecognized Deferred Tax Assets

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, and are reduced to the extent that it is not probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In evaluating deferred tax assets, management must make judgments to assess the future taxable profits and likely outcomes of unresolved tax audits associated with the relevant jurisdictions. As of December 31, 2020, we recorded deferred tax assets of $1,801 million and disclosed unrecognized deferred tax assets of $1,188 million in note 23 of our 2020 annual consolidated financial statements.

Thomson Reuters Annual Report 2020

Appendix F

Selected Annual Information

The following table summarizes selected annual information for 2020, 2019 and 2018.

	For the years ended and as at December 31,

(millions of U.S. dollars, except per share amounts)	2020	2019	2018
IFRS Consolidated Income Statement Data
Revenues	5,984	5,906	5,501
Operating profit	1,929	1,199	780
Earnings from continuing operations	1,149	1,570	164
(Loss) earnings from discontinued operations, net of tax	(27)	(6)	3,859
Net earnings	1,122	1,564	4,023
Earnings attributable to common shareholders	1,122	1,564	3,933
Basic earnings per share from continuing operations	$2.31	$3.13	$0.25
Basic (loss) earnings per share from discontinued operations	$(0.06)	$(0.01)	$5.64
Basic earnings per share	$2.25	$3.12	$5.89
Diluted earnings per share from continuing operations	$2.30	$3.12	$0.24
Diluted (loss) earnings per share from discontinued operations	$(0.05)	($0.01)	$5.64
Diluted earnings per share	$2.25	$3.11	$5.88
IFRS Consolidated Statement of Financial Position Data:
Total assets	17,881	17,295	17,018
Total long-term financial liabilities(1)	3,996	2,932	3,292
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)	$1.52	$1.44	$1.385
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.49	C$0.69	C$0.63

(1) Comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current in our consolidated statement of financial position.

Revenues increased over the three-year period due to growth in recurring revenues driven by our Legal Professionals, Corporates and Tax & Accounting Professionals customer segments, and new revenues within Reuters News from providing news and editorial content to Refinitiv since October 1, 2018. Global Print and transactions revenues declined over the three-year period. Currency had a slightly negative impact on revenue growth over the period.

Operating profit increased in 2020 from lower costs due to the completion of the repositioning of our company in 2019 following the closing of the F&R transaction and our 2020 COVID-19 related cost mitigation efforts. 2020 also benefited from a significant gain from the sale of an investment and a gain from an amendment to a pension plan. Both 2020 and 2019 reflected benefits from the revaluation of warrants that we held in Refinitiv related to the sale of Refinitiv to LSEG. The 2019 and 2108 periods included significant costs and investments to reposition Thomson Reuters following the separation of Refinitiv from the company.

Earnings from continuing operations decreased in 2020 as 2019 included a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations. Earnings from continuing operations during the three-year period also reflected the changes in operating profit and our share of post-tax losses from our former 45% investment in Refinitiv since October 1, 2018.

(Loss) earnings from discontinued operations, net of tax included a $3.4 billion gain on the sale of 55% of our F&R business in 2018.

Total assets increased in 2020 primarily due to higher cash and cash equivalents, which reflected net proceeds from the sale of an investment and higher cash flow from operations.

Total long-term financial liabilities increased in 2020 due to the long-term notes we issued in May 2020.

Thomson Reuters Annual Report 2020

Appendix G

Quarterly Information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Revenues	1,616	1,443	1,405	1,520	1,583	1,413	1,423	1,487
Operating profit	956	318	365	290	216	262	447	274
Earnings (loss) from continuing operations	587	240	131	191	1,321	(72)	207	114
(Loss) earnings from discontinued operations, net of tax	(25)	1	(5)	2	3	28	(27)	(10)
Net earnings (loss)	562	241	126	193	1,324	(44)	180	104
Earnings (loss) attributable to common shareholders	562	241	126	193	1,324	(44)	180	104

Basic earnings (loss) per share
From continuing operations	$1.18	$0.48	$0.26	$0.38	$2.64	$(0.14)	$0.41	$0.23
From discontinued operations	(0.05)	-	(0.01)	0.01	0.01	0.05	(0.05)	(0.02)
	$1.13	$0.48	$0.25	$0.39	$2.65	$(0.09)	$0.36	$0.21
Diluted earnings (loss) per share
From continuing operations	$1.18	$0.48	$0.26	$0.38	$2.63	$(0.14)	$0.41	$0.22
From discontinued operations	(0.05)	-	(0.01)	0.01	0.01	0.05	(0.05)	(0.02)
	$1.13	$0.48	$0.25	$0.39	$2.64	$(0.09)	$0.36	$0.20

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Revenues in second quarter of 2020 were negatively impacted by delayed print shipments and timing of pay-per-return revenues in our Tax & Accounting Professionals segment, both due to the COVID-19 pandemic. Foreign currency had a slightly negative impact on our revenues for most of the eight-quarter period. Acquisitions positively impacted revenues beginning in the third quarter of 2019 when we acquired HighQ and Confirmation, but the impact was partly offset by the loss of revenues from certain businesses that we sold.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. In 2020, operating profit benefited from lower costs due to the completion of the repositioning of our company in 2019 following the closing of the F&R transaction in October 2018 and, beginning with the second quarter of 2020, our COVID-19 related cost mitigation efforts. In the fourth quarter of 2020, operating profit also benefited from a significant gain from the sale of an investment and a gain from an amendment to a pension plan. In 2019, our operating profit was significantly impacted by costs and investments to reposition our business. In the third quarter of 2019, operating profit also benefited from a significant gain on the revaluation of warrants that we held in our former Refinitiv investment.

Net earnings – The increase in net earnings in the fourth quarter of 2019 was due to a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations.

Thomson Reuters Annual Report 2020

Appendix H

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada, and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

•	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries

•	Subsidiary Issuer – TR Finance LLC

•	Guarantor Subsidiaries on a combined basis

•	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities

•	Eliminations – Consolidating adjustments

•	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

•	Thomson Reuters Applications Inc., which operates part of the company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;

•	Thomson Reuters (Tax & Accounting) Inc., which operates part of the company’s Tax & Accounting Professionals business; and

•	West Publishing Corporation, which operates part of the company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and 2019, as well as this 2020 annual management’s discussion and analysis, which are included in this annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC on March 2, 2020 and set forth in SEC Release No. 33-10762.

Thomson Reuters Annual Report 2020

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Year ended December 31, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	4,222	3,215	(1,453)	5,984
Operating expenses	(12)	-	(3,680)	(1,760)	1,453	(3,999)
Depreciation	-	-	(74)	(110)	-	(184)
Amortization of computer software	-	-	(23)	(465)	3	(485)
Amortization of other identifiable intangible assets	-	-	(53)	(70)	-	(123)
Other operating (losses) gains, net	-	-	(14)	750	-	736
Operating (loss) profit	(12)	-	378	1,560	3	1,929
Finance (costs) income, net:
Net interest expense	(155)	-	(1)	(39)	-	(195)
Other finance income (costs)	19	-	(1)	12	-	30
Intercompany net interest income (expense)	111	-	(51)	(60)	-	-
(Loss) income before tax and equity method investments	(37)	-	325	1,473	3	1,764
Share of post-tax losses in equity method investments	-	-	-	(544)	-	(544)
Share of post-tax earnings in subsidiaries	1,159	-	18	245	(1,422)	-
Tax (expense) benefit	-	-	(77)	6	-	(71)
Earnings from continuing operations	1,122	-	266	1,180	(1,419)	1,149
Loss from discontinued operations, net of tax	-	-	(3)	(24)	-	(27)
Net earnings	1,122	-	263	1,156	(1,419)	1,122
Earnings attributable to common shareholders	1,122	-	263	1,156	(1,419)	1,122

Thomson Reuters Annual Report 2020

CONDENSED CONSOLIDATING INCOME STATEMENT

	Year ended December 31, 2019

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	4,156	3,035	(1,285)	5,906
Operating expenses	(12)	-	(3,640)	(2,046)	1,285	(4,413)
Depreciation	-	-	(79)	(75)	-	(154)
Amortization of computer software	-	-	(26)	(426)	3	(449)
Amortization of other identifiable intangible assets	-	-	(67)	(47)	-	(114)
Other operating gains, net	-	-	10	422	(9)	423
Operating (loss) profit	(12)	-	354	863	(6)	1,199
Finance (costs) income, net:
Net interest expense	(156)	-	(3)	(4)	-	(163)
Other finance (costs) income	(84)	-	1	18	-	(65)
Intercompany net interest income (expense)	382	-	(22)	(360)	-	-
Income before tax and equity method investments	130	-	330	517	(6)	971
Share of post-tax losses in equity method investments	-	-	-	(599)	-	(599)
Share of post-tax earnings in subsidiaries	1,434	-	6	306	(1,746)	-
Tax (expense) benefit	-	-	(24)	1,222	-	1,198
Earnings from continuing operations	1,564	-	312	1,446	(1,752)	1,570
Loss from discontinued operations, net of tax	-	-	-	(6)	-	(6)
Net earnings	1,564	-	312	1,440	(1,752)	1,564
Earnings attributable to common shareholders	1,564	-	312	1,440	(1,752)	1,564

Thomson Reuters Annual Report 2020

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	3	-	359	1,425	-	1,787
Trade and other receivables	1	-	735	415	-	1,151
Intercompany receivables	3,406	-	245	3,298	(6,949)	-
Other financial assets	-	-	5	607	-	612
Prepaid expenses and other current assets	1	-	212	212	-	425
Current assets	3,411	-	1,556	5,957	(6,949)	3,975
Property and equipment, net	-	-	241	304	-	545
Computer software, net	-	-	12	821	(3)	830
Other identifiable intangible assets, net	-	-	1,150	2,277	-	3,427
Goodwill	-	-	3,731	2,245	-	5,976
Equity method investments	-	-	-	1,136	-	1,136
Other non-current assets	101	-	132	555	-	788
Intercompany receivables	245	-	-	778	(1,023)	-
Investments in subsidiaries	12,854	-	175	4,056	(17,085)	-
Deferred tax	-	-	-	1,204	-	1,204
Total assets	16,611	-	6,997	19,333	(25,060)	17,881

LIABILITIES AND EQUITY
Liabilities
Payables, accruals and provisions	39	-	422	949	-	1,410
Deferred revenue	-	-	611	255	-	866
Intercompany payables	2,617	-	681	3,651	(6,949)	-
Other financial liabilities	200	-	19	157	-	376
Current liabilities	2,856	-	1,733	5,012	(6,949)	2,652
Long-term indebtedness	3,772	-	-	-	-	3,772
Provisions and other non-current liabilities	3	-	72	1,008	-	1,083
Intercompany payables	-	-	778	245	(1,023)	-
Deferred tax	-	-	183	211	-	394
Total liabilities	6,631	-	2,766	6,476	(7,972)	7,901
Equity		-
Total equity	9,980		4,231	12,857	(17,088)	9,980
Total liabilities and equity	16,611	-	6,997	19,333	(25,060)	17,881

Thomson Reuters Annual Report 2020

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2019

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	5	-	169	651	-	825
Trade and other receivables	1	-	749	417	-	1,167
Intercompany receivables	3,289	-	440	2,699	(6,428)	-
Other financial assets	-	-	6	527	-	533
Prepaid expenses and other current assets	1	-	194	351	-	546
Current assets	3,296	-	1,558	4,645	(6,428)	3,071
Property and equipment, net	-	-	272	343	-	615
Computer software, net	-	-	47	859	(6)	900
Other identifiable intangible assets, net	-	-	1,203	2,315	-	3,518
Goodwill	-	-	3,658	2,195	-	5,853
Equity method investments	-	-	-	1,551	-	1,551
Other non-current assets	-	-	124	487	-	611
Intercompany receivables	283	-	-	778	(1,061)	-
Investments in subsidiaries	11,605	-	27	4,025	(15,657)	-
Deferred tax	-	-	-	1,176	-	1,176
Total assets	15,184	-	6,889	18,374	(23,152)	17,295

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	578	-	-	1	-	579
Payables, accruals and provisions	44	-	484	845	-	1,373
Deferred revenue	-	-	583	250	-	833
Intercompany payables	2,031	-	668	3,729	(6,428)	-
Other financial liabilities	262	-	19	153	-	434
Current liabilities	2,915	-	1,754	4,978	(6,428)	3,219
Long-term indebtedness	2,676	-	-	-	-	2,676
Provisions and other non-current liabilities	33	-	82	1,149	-	1,264
Intercompany payables	-	-	778	283	(1,061)	-
Deferred tax	-	-	223	353	-	576
Total liabilities	5,624	-	2,837	6,763	(7,489)	7,735

Equity
Total equity	9,560	-	4,052	11,611	(15,663)	9,560
Total liabilities and equity	15,184	-	6,889	18,374	(23,152)	17,295

Thomson Reuters Annual Report 2020

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

	Year ended December 31, 2020
Net cash (used in) provided by operating activities	(64)	-	474	1,335	-	1,745
Net cash (used in) provided by investing activities	(61)	-	(30)	118	(165)	(138)
Net cash provided by (used in) financing activities	123	-	(254)	(678)	165	(644)
(Decrease) increase in cash and bank overdrafts	(2)	-	190	775	-	963

	Year ended December 31, 2019
Net cash provided by operating activities	258	-	305	139	-	702
Net cash provided by (used in) investing activities	5,943	-	605	(1,021)	(6,911)	(1,384)
Net cash used in financing activities	(6,202)	-	(745)	(1,165)	6,911	(1,201)
(Decrease) increase in cash and bank overdrafts	(1)	-	165	(2,047)	-	(1,883)

Thomson Reuters Annual Report 2020

Consolidated Financial Statements

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

Steve Hasker President and Chief Executive Officer March 10, 2021	Michael Eastwood Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

Steve Hasker President and Chief Executive Officer	Michael Eastwood Chief Financial Officer

March 10, 2021

Thomson Reuters Annual Report 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Thomson Reuters Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Thomson Reuters Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Thomson Reuters Annual Report 2020

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Uncertain Tax Positions

As described in Note 2 to the consolidated financial statements, the Company is subject to taxation in numerous jurisdictions and there are transactions within those jurisdictions for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions based on management’s best estimate of the amount expected to be paid. Management reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. As management has described, judgment is required to identify and determine the estimate of uncertain tax positions, including the estimates and assumptions regarding prices and values used to record intercompany transactions. As of December 31, 2020, the liability associated with uncertain tax positions was $228 million.

The principal considerations for our determination that performing procedures relating to the Company’s uncertain tax positions is a critical audit matter are the significant judgments by management to assess uncertain tax positions, including the prices and values used to record intercompany transactions, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence related to the provisions for uncertain tax positions resulted in a high degree of auditor judgment, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s identification and measurement of the provisions for uncertain tax positions. These procedures also included, among others, testing the establishment of provisions for uncertain tax positions in consideration of tax laws in jurisdictions where the Company operates, new rulings, court decisions, legislative actions, statute of limitations, and developments in tax audits. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and accurate measurement of uncertain tax positions, the reasonableness of assumptions related to the prices and values used to record intercompany transactions and management’s determination of the amount expected to be paid under relevant tax laws and regulations in applicable jurisdictions, and the completeness and accuracy of data used by management.

Thomson Reuters Annual Report 2020

Recognition of Deferred Tax Assets

As described in Notes 2 and 9 to the consolidated financial statements, deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In evaluating deferred tax assets, management must make judgments to assess the future taxable profits and likely outcomes of unresolved tax audits associated with the relevant jurisdictions. In the year ended December 31, 2020, the Company recorded $138 million of tax benefits related to the recognition of deferred tax assets that arose in prior years in various subsidiaries outside of the U.S.

The principal considerations for our determination that performing procedures relating to the recognition of deferred tax assets is a critical audit matter are the significant judgments by management to assess the future taxable profits of certain jurisdictions, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating the timely and accurate recognition of deferred tax assets. Also, the evaluation of audit evidence related to the recognition of deferred tax assets resulted in a high degree of auditor judgment, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the recognition of deferred tax assets. These procedures also included, among others, evaluating the available evidence of future taxable profits of certain jurisdictions in which the Company operates, understanding and assessing management’s plans for those jurisdictions, and testing the completeness and accuracy of underlying data used. Professionals with specialized skill and knowledge were used to assist in the evaluation of the recognition of deferred tax assets, the reasonableness of assumptions related to the future profitability of operations, and the completeness and accuracy of data used by management.

New York, New York

March 10, 2021

We have served as the Company’s auditor since 2012.

Thomson Reuters Annual Report 2020

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,

(millions of U.S. dollars, except per share amounts)	Notes	2020	2019
CONTINUING OPERATIONS
Revenues	3	5,984	5,906
Operating expenses	5	(3,999)	(4,413)
Depreciation		(184)	(154)
Amortization of computer software		(485)	(449)
Amortization of other identifiable intangible assets		(123)	(114)
Other operating gains, net	6	736	423
Operating profit		1,929	1,199
Finance costs, net:
Net interest expense	7	(195)	(163)
Other finance income (costs)	7	30	(65)
Income before tax and equity method investments		1,764	971
Share of post-tax losses in equity method investments	8	(544)	(599)
Tax (expense) benefit	9	(71)	1,198
Earnings from continuing operations		1,149	1,570
Loss from discontinued operations, net of tax	10	(27)	(6)
Net earnings		1,122	1,564
Earnings attributable to common shareholders		1,122	1,564

Earnings (loss) per share:	11
Basic earnings per share
From continuing operations		$2.31	$3.13
From discontinued operations		(0.06)	(0.01)
Basic earnings per share		$2.25	$3.12

Diluted earnings per share
From continuing operations		$2.30	$3.12
From discontinued operations		(0.05)	(0.01)
Diluted earnings per share		$2.25	$3.11

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2020

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,

(millions of U.S. dollars)	Notes	2020	2019
Net earnings		1,122	1,564

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	19	(108)	(20)
Cash flow hedges adjustments to equity	19	97	14
Foreign currency translation adjustments to equity	19	(12)	109
Share of other comprehensive income (loss) in equity method investments	8	146	(27)
Related tax (expense) benefit on share of other comprehensive income (loss) in equity method investments	9	(35)	7
Reclassification of foreign currency translation adjustments on disposal of businesses		-	9
		88	92
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	19	5	7
Remeasurement on defined benefit pension plans	26	78	(53)
Related tax (expense) benefit on remeasurement on defined benefit pension plans	9	(17)	12
Share of other comprehensive income (loss) in equity method investments	8	3	(8)
Related tax (expense) benefit on share of other comprehensive income (loss) in equity method investments	9	(1)	2
		68	(40)
Other comprehensive income		156	52
Total comprehensive income		1,278	1,616

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		1,305	1,622
Discontinued operations		(27)	(6)
Total comprehensive income		1,278	1,616

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2020

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,

(millions of U.S. dollars)	Notes	2020	2019
ASSETS
Cash and cash equivalents	12	1,787	825
Trade and other receivables	13	1,151	1,167
Other financial assets	19	612	533
Prepaid expenses and other current assets	14	425	546
Current assets		3,975	3,071
Property and equipment, net	15	545	615
Computer software, net	16	830	900
Other identifiable intangible assets, net	17	3,427	3,518
Goodwill	18	5,976	5,853
Equity method investments	8	1,136	1,551
Other non-current assets	20	788	611
Deferred tax	23	1,204	1,176
Total assets		17,881	17,295

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	19	-	579
Payables, accruals and provisions	21	1,410	1,373
Deferred revenue	3	866	833
Other financial liabilities	19	376	434
Current liabilities		2,652	3,219
Long-term indebtedness	19	3,772	2,676
Provisions and other non-current liabilities	22	1,083	1,264
Deferred tax	23	394	576
Total liabilities		7,901	7,735

Equity
Capital	24	5,458	5,377
Retained earnings		5,211	4,965
Accumulated other comprehensive loss		(689)	(782)
Total equity		9,980	9,560
Total liabilities and equity		17,881	17,295

Contingencies (note 30)

The related notes form an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Company’s board of directors on March 3, 2021.

David Thomson Director	Steve Hasker Director

Thomson Reuters Annual Report 2020

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,

(millions of U.S. dollars)	Notes	2020	2019
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		1,149	1,570
Adjustments for:
Depreciation		184	154
Amortization of computer software		485	449
Amortization of other identifiable intangible assets		123	114
Net (gains) losses on disposals of businesses and investments		(471)	3
Deferred tax	23	(231)	(1,395)
Other	28	421	385
Pension contribution	26	-	(167)
Changes in working capital and other items	28	102	(247)
Operating cash flows from continuing operations		1,762	866
Operating cash flows from discontinued operations		(17)	(164)
Net cash provided by operating activities		1,745	702
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	29	(167)	(998)
Proceeds from disposals of businesses and investments, net of taxes paid		367	74
Capital expenditures		(504)	(505)
Proceeds from disposals of property and equipment		162	7
Other investing activities		4	9
Investing cash flows from continuing operations		(138)	(1,413)
Investing cash flows from discontinued operations		-	29
Net cash used in investing activities		(138)	(1,384)
FINANCING ACTIVITIES
Proceeds from debt	19	2,019	-
Repayments of debt	19	(1,645)	-
Net repayments under short-term loan facilities	19	(2)	-
Payments of lease principal	27	(75)	(51)
Repurchases of common shares	24	(200)	(488)
Dividends paid on preference shares		(2)	(3)
Dividends paid on common shares	24	(730)	(698)
Other financing activities		(9)	39
Net cash used in financing activities		(644)	(1,201)
Increase (decrease) in cash and bank overdrafts		963	(1,883)
Translation adjustments		(1)	5
Cash and bank overdrafts at beginning of period		825	2,703
Cash and bank overdrafts at end of period		1,787	825
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	12	1,787	825
Supplemental cash flow information is provided in note 28.
Interest paid, net of debt-related hedges		(164)	(189)
Interest received		8	44
Income taxes paid	28	(164)	(314)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2020

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560
Net earnings	-	-	-	1,122	-	-	-	1,122
Other comprehensive income (loss)	-	-	-	63	(5)	98	93	156
Total comprehensive income (loss)	-	-	-	1,185	(5)	98	93	1,278
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)
Dividends declared on common shares	-	-	-	(753)	-	-	-	(753)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	23	-	23	-	-	-	-	23
Repurchases of common shares (see note 24)	2	-	2	(2)	-	-	-	-
Pre-defined share repurchase plan	(18)	-	(18)	(182)	-	-	-	(200)
Stock compensation plans	136	(62)	74	-	-	-	-	74
Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Total equity
Balance, December 31, 2018	3,443	1,905	5,348	4,739	10	(887)	(877)	9,210
Impact of IFRS 16	-	-	-	11	-	-	-	11
Balance after IFRS 16 adoption	3,443	1,905	5,348	4,750	10	(887)	(877)	9,221
Net earnings	-	-	-	1,564	-	-	-	1,564
Other comprehensive (loss) income	-	-	-	(43)	(13)	108	95	52
Total comprehensive income (loss)	-	-	-	1,521	(13)	108	95	1,616
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)
Dividends declared on common shares	-	-	-	(721)	-	-	-	(721)
Shares issued under DRIP	23	-	23	-	-	-	-	23
Repurchases of common shares	(48)	-	(48)	(402)	-	-	-	(450)
Pre-defined share repurchase plan	(20)	-	(20)	(180)	-	-	-	(200)
Stock compensation plans	178	(104)	74	-	-	-	-	74
Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2020

Thomson Reuters Corporation

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Business and Significant Accounting Policies

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a leading provider of business information services. The Company’s products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

These consolidated financial statements were approved by the Company’s board of directors on March 3, 2021.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.

In the first quarter of 2020, the Company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations, in connection with the repositioning of its businesses in 2019 after the separation of Refinitiv. The Company adjusted its prior-period segment amounts to reflect the current presentation. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues among the segments to where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change the consolidated 2019 financial results. The table below summarizes the changes:

	Year ended December 31, 2019

	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	2,419	14	2,433
Corporates	1,321	(13)	1,308
Tax & Accounting Professionals	844	(1)	843
Reuters News	630	-	630
Global Print	693	-	693
Eliminations/Rounding	(1)	-	(1)
Total revenues	5,906	-	5,906
Adjusted EBITDA
Legal Professionals	901	(6)	895
Corporates	433	(21)	412
Tax & Accounting Professionals	323	(5)	318
Reuters News	35	33	68
Global Print	295	(1)	294
Corporate costs	(494)	-	(494)
Total adjusted EBITDA	1,493	-	1,493

Thomson Reuters Annual Report 2020

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Changes in accounting policies

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), which introduced a single lease accounting model that eliminated the distinction between operating and finance leases for lessees. IFRS 16 was adopted using the modified retrospective method. Under this approach, the cumulative effect of adoption of $11 million was recorded as an adjustment to retained earnings at January 1, 2019.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•

Acquisition cost is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	Identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	The excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•

If the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed, and any remaining difference is recognized directly in the consolidated income statement;

•

Contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	Upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control, and includes joint ventures, where the Company has joint control with one or more unaffiliated entities. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	Investments are initially recognized at cost and are reported in the consolidated statement of financial position;

•	Equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

Thomson Reuters Annual Report 2020

•

The Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and the Company’s share of other comprehensive income or losses is recognized in the consolidated statement of comprehensive income, and both are adjusted against the carrying amount of the investments;

•

When the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee;

•	Gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities;

•	Dividends received or a receivable from equity method investees are recognized as a reduction in the carrying amount of the investment; and

•

Equity method investees are assessed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable and at the end of each reporting period for indicators of impairment.

Upon loss of significant influence, any retained interest in the investee is remeasured to its fair value with the change in carrying amount recognized in other operating gains or losses in the consolidated income statement.

The accounting policies of subsidiaries and equity method investees were changed where necessary to ensure consistency with the Company’s policies.

Operating segments

The Company’s operating segments are organized around the customers it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency. The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”).

•

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. For entities operating in countries where the currency has been designated as hyperinflationary, the assets, liabilities and results of their operations are translated at the period end rates of exchange, after re-indexing the local currency balances for the most recent inflation rates.

•

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

•

Foreign exchange gains and losses arising from borrowings and related hedging instruments, cash and cash equivalents and intercompany loans that are not permanent in nature are presented in the consolidated income statement within “Finance costs, net”.

•	Foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

•	All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.

Thomson Reuters Annual Report 2020

Accumulated foreign exchange gains and losses are recycled from accumulated other comprehensive loss to “Other operating gains (losses), net” or to discontinued operations, as applicable, within the consolidated income statement upon loss of control, significant influence or joint control of the applicable entity, including foreign exchange amounts relating to settled intercompany loans that had previously been considered permanent.

Revenue recognition

Revenues are recognized when control of the Company’s products or services are transferred to customers. The amount of revenues recognized reflects the consideration to which the Company expects to be entitled. Such consideration is net of estimated returns, discounts, value-added and other sales taxes.

The Company derives its revenues from selling information, software and services. Revenues are generally recognized as follows:

Recurring revenues

Recurring revenues are generally recognized on a ratable basis over the contract term.

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements, which most customers renew at the end of each subscription term. Most subscription arrangements have multiple year terms that range from one to five years. Recurring revenues also include fees from software maintenance arrangements that are recognized over the maintenance period. Arrangements may be billed in advance or in arrears.

Transactions revenues

Transactions revenues are recognized primarily at a point in time and based on their type, as follows:

•	Volume-based fees related to online searches are recognized based on usage;

•	Fees from software licenses with no future obligations are recognized at the point of delivery; and

•	Professional fees from service and consulting arrangements are recognized as services are performed, generally based on hours incurred, reflecting the continuous transfer of control to the customer.

Transactions revenues may be billed in advance or in arrears.

Print revenues

Print revenues that are sold under subscription agreements, which provide access to a library of print products as well as updates released during the subscription term, are generally recognized on a ratable basis over the contract term and may be billed in advance or in arrears. Revenues for print products that are not sold as part of a subscription arrangement are recognized at the point of shipment and billed at the same time.

Print revenues consist of fees for content that is delivered primarily in traditional paper format.

The Company also considers the following when recognizing revenues:

Multiple performance obligations

Certain customer contracts include multiple products and services, which are accounted for as separate performance obligations when they are distinct. A product or service is distinct if a customer can benefit from it either on its own or with other readily available resources, and the promise to transfer the good or service is separately identifiable in the contract. The transaction price is allocated to the separate performance obligations based on the relative standalone selling price.

A series of distinct goods or services is accounted for as a single performance obligation if the items in the series are substantially the same, have the same pattern of transfer and: (1) each distinct item in the series represents a performance obligation that would be satisfied over time, and (2) the measure to satisfy the performance obligation for each distinct item in the series is the same.

Thomson Reuters Annual Report 2020

Certain arrangements include installation or implementation services. If these services are distinct, consideration is allocated to them and they are recognized as services are performed and included as transaction revenues. If the services are not distinct, they are recognized as part of the related subscription arrangement or as part of the related software license, as applicable.

Sales involving third parties

Revenues from sales of third-party content or services delivered on the Company’s platforms are recorded gross when the Company is a principal to the transaction, and net of costs when the Company is acting as an agent between the customer and the vendor. The Company considers several factors to determine whether it is acting as principal or an agent, most notably whether it is primarily responsible for (1) fulfilling the promise to provide the content or services, (2) setting the price, and (3) the credit risk for the amount billed to the customer.

Deferred revenue

Deferred revenue, a contract liability, is recorded when cash payments are received or due in advance of the transfer of the related products or services.

Contract costs

Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year, and amortized on a straight-line basis over the period that the product or service is transferred to the customer. Incremental costs include sales commissions to direct sales people as well as to account executives and sales management. Sales commissions on new customer contracts are generally paid at significantly higher rates than renewals. As such:

•

Assets related to new customer contracts are amortized over three years, which may anticipate renewal periods, as management estimates that this corresponds to the period over which a customer benefits from existing technology in the underlying product or service; and

•	Assets related to renewal of customer contracts are amortized over the term of the contract if they are commensurate with previous renewals commissions.

The Company recognizes the following assets, “Deferred commissions” short-term, included within “Prepaid expenses and other current assets” and “Deferred commissions” long-term, included within “Other non-current assets” in the consolidated statement of financial position for costs to obtain a contract.

The Company recognizes the incremental cost of obtaining a contract as an expense when incurred, if the amortization period is one year or less.

Employee future benefits

The net periodic pension expense of defined benefit pension plans and other post-employment benefits is actuarially determined on an annual basis using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Thomson Reuters Annual Report 2020

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates equity-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company.

Share-based compensation expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recognized over the vesting period, which is the period over which the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.

Termination benefits

Termination benefits are generally payable when an employee is terminated before the normal retirement date or accepts voluntary redundancy. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits as follows:

•	Voluntary redundancy – recognized the earlier of when the employee accepts the offer and when the Company is restricted from withdrawing the offer; or

•

Involuntary termination – recognized when the Company has communicated to the affected employees a termination plan that is unlikely to change, describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.

Profit sharing and bonus plans

Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment. Trade receivables are classified as current assets if payment is due within one year or less.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Property and equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	10-40 years
Computer equipment	3 years
Furniture, fixtures and other equipment	5-7 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2020

Intangible assets

Computer software

Certain costs incurred in the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	Management intends to complete the software product and use or sell it;

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software product will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over a three-year expected useful life. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Cloud computing arrangements

In a cloud computing arrangement, the Company is granted a right to access software and other technology capabilities at a third-party provider through the internet. These arrangements typically do not allow the Company to acquire, take possession or control the underlying assets of the provider. Costs associated with cloud computing arrangements are generally expensed as incurred because they generally do not meet software capitalization criteria.

The Company capitalizes costs to develop software that is hosted in the public cloud when:

•	It has the contractual right to take possession of the software from the cloud provider without significant penalty; and

•	It can demonstrate that it is feasible for the Company to run the software on its own hardware or that of another provider.

The Company capitalizes costs to migrate software from on-premise data centers to the public cloud when the software is either rebuilt specifically for the cloud or has been significantly optimized to run in a cloud environment.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost. Gains and losses on the disposal of an entity include an allocation of goodwill.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	3-20 years
Customer relationships	6-30 years
Databases and content	5-30 years
Other	10-30 years

Useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2020

Impairment

When the recoverable amount of assets is less than their carrying amount, an impairment charge is recognized in the consolidated income statement. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and at the end of each reporting period for indicators of impairment. Additionally, the carrying values of goodwill and identifiable intangible assets with indefinite lives are tested annually for impairment. For purposes of impairment testing:

•

Goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose; and

•	Identifiable intangible assets with indefinite lives are allocated to the CGU with which they are associated, or compared to the excess fair value of all the CGUs if they are a corporate asset.

Financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired.

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer equipment or software, and long-lived assets that are not amortized, such as equity investments, are assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable and at the end of each reporting period for indicators of impairment. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12-month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	Represent a separate major line of business or geographical area of operations;

•	Are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are classified as current liabilities if payment is due within one year or less.

Thomson Reuters Annual Report 2020

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation due to past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a specified period in exchange for consideration. When the Company leases assets from third parties, the Company is the lessee. When the Company leases assets to third parties, the Company is the lessor.

Lessee

At the lease commencement date, a right-of-use asset for the underlying leased asset and corresponding lease liability are recognized in the consolidated statement of financial position measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company uses its incremental borrowing rate, which is the interest rate that the Company would pay to borrow funds to obtain an asset of a similar value to the right-of-use asset with a comparable security, economic environment and term.

The right-of-use asset is included in “Property and equipment, net”, the current lease liability is included in “Other financial liabilities – current” and the long-term liability is included in “Provisions and other non-current liabilities” within the consolidated statement of financial position.

Right-of-use assets are measured based on a number of factors including:

•	The initial amount of the lease liability;

•	Lease payments made at or before the commencement date; and

•	Initial direct costs and expected restoration costs.

Lease liabilities are measured as the present value of non-cancellable payments over the lease term, which may include:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that are based on an index or a rate (including inflation-linked payments);

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	Exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Penalty payments for terminating the lease, if the lease term reflects the lessee exercising that option.

Where exercise of renewal or termination options is deemed reasonably certain, such assumptions are reflected in the valuation of the lease right-of-use asset and liability. The reasonably certain assessment is made at the lease commencement date and re-assessed if there is a material change in circumstances supporting the assessment.

Thomson Reuters Annual Report 2020

Lease payments are apportioned between the liability and a finance charge, which is reported within “Finance costs, net” in the consolidated income statement. The right-of-use asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis and presented within “Depreciation” in the consolidated income statement.

Most of the Company’s leases are comprised of property leases, for which fixed payments covering lease and non-lease components are included in the value of the right-of-use assets and lease liabilities.

Payments for leases with a term of 12 months or less and certain low-value leases are recognized on a straight-line basis within “Operating expenses” in the consolidated income statement and are not recognized in the consolidated statement of financial position.

Lessor

Lessor arrangements are classified as finance leases when substantially all the risks and rewards of the underlying asset transfer to the lessee. A receivable, equal to the net investment in the lease, is recognized on the consolidated statement of financial position at the commencement date with an offset to the underlying asset. The receivable is measured as the present value of non-cancellable payments to be received by the Company over the lease term. The payments are discounted using the interest rate implicit in the lease, if this can be readily determined, or at the Company’s incremental borrowing rate, if the implicit rate cannot be determined. A gain or loss is recorded in “Other operating gains (losses), net” within the consolidated income statement for the difference between the carrying value of the underlying asset and the lease receivable. Lease payments are apportioned between the lease receivable and finance income, which is reported within “Finance costs, net” in the consolidated income statement.

When the Company retains the risks and rewards of the underlying asset, the arrangement is classified as an operating lease. Payments received under operating leases are recognized as income on a straight-line basis over the lease term within “Operating expenses” in the consolidated income statement. The carrying value of the underlying asset is retained on the consolidated statement of financial position and amortized over the remaining term, determined as the shorter of the estimated useful life of the asset or the remaining lease term.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

•	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired primarily for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. This category primarily includes money market accounts and warrants the Company held in Refinitiv.

•	Recognition and measurement

Financial assets in this category are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Financial assets at amortized cost – Cash, trade and other receivables

•	Classification

Trade and other receivables are non-derivative financial assets that are held for the purpose of collecting their contractually fixed or determinable payments. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

Thomson Reuters Annual Report 2020

•	Recognition and measurement

Trade and other receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

Financial assets at fair value through other comprehensive income

•	Classification

These financial assets are non-derivatives that are irrevocably designated in this category and are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. This category includes equity investments, which are not held-for-trading and which do not qualify as associates accounted for under the equity method.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income or loss. The amounts presented in accumulated other comprehensive income or loss are not subsequently recycled to the consolidated income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability. Bank overdrafts in cash pooling arrangements may only be netted against cash and cash equivalents when settlement occurs on or about the end of the reporting period.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income or loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income or loss are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

—

when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income or loss remains in other comprehensive income or loss and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

—

when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income or loss is immediately recognized in the consolidated income statement.

Thomson Reuters Annual Report 2020

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within the cash flow line item where an economic hedge relationship exists in the consolidated statement of cash flow.

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or loss or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate based on amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax liabilities:

•	Are generally recognized for all taxable temporary differences;

•

Are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	Are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Deferred tax assets:

•	Are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

Are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Note 2: Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. The global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Due to the significant uncertainty about the duration and impact of the global economic crisis caused by the COVID-19 pandemic, some of management’s estimates and judgments may be more variable and may change materially in the future.

Thomson Reuters Annual Report 2020

The following discussion sets forth management’s:

•	Most critical estimates and assumptions in determining the value of assets and liabilities; and

•	Most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must assess whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31, 2020, the combined allowances were $73 million, or 6%, of the gross trade accounts receivable balance of $1.2 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $12 million for the year ended December 31, 2020.

Computer software

Computer software represented $0.8 billion of total assets in the consolidated statement of financial position at December 31, 2020. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, economic and competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $3.4 billion and $6.0 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2020. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and revenue or EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 18 for discussion of the annual impairment testing of goodwill.

Thomson Reuters Annual Report 2020

Equity Method Investments and Related Warrants

Equity method investments represented $1.1 billion of total assets in the consolidated statement of financial position at December 31, 2020, and consisted primarily of the Company’s former 45% investment in Refinitiv. The carrying amount of equity method investees is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable and at the end of each reporting period for indicators of impairment. Additionally, the terms of the Company’s former investment in Refinitiv included warrants that provided for the exchange of value between private equity funds affiliated with Blackstone and the Company at the time of an initial public offering (“IPO”) or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants were a derivative instrument that were accounted for at fair value each reporting period.

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group (“LSEG”) (see note 8), for a value that was substantially in excess of the carrying value of the Company’s investment. On January 29, 2021, the sale of Refinitiv to LSEG was completed (see note 32), however this event was not considered an adjusting subsequent event for purposes of valuing the warrants at December 31, 2020. The value of the warrants at December 31, 2020 reflected the entry into a definitive agreement for the sale of the Refinitiv business on August 1, 2019. As such, the value at each date was primarily based on the number of incremental shares in Refinitiv to which the Company was contractually entitled upon closing and the share price of LSEG on December 31, 2020. The valuation also incorporated (on a weighted-average basis) other outcomes based on the likelihood of the transaction closing using a Monte Carlo simulation approach, which required key inputs such as the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event.

The Company held other equity investments at December 31, 2020 aggregating $0.2 billion in a variety of industries, including real estate, technology and media, which could become impaired in the future due to the uncertainty of economic conditions.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. In December 2020, the Company amended its most significant defined benefit plan such that employees will stop accruing benefits on January 1, 2023. This amendment will eliminate the need for management to make assumptions about future compensation after that date. See note 26 for further details about the impact of this amendment on the consolidated financial statements.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 9 for further details on income taxes including a discussion on sensitivity.

Thomson Reuters Annual Report 2020

The Company has deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although the Company believes its assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from the Company’s assumptions and estimates, which could require the Company to reduce its deferred tax assets in future periods.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for its products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether the Company regularly sells a good or service separately, or whether the goods or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. The Company typically has more than one SSP for individual products and services due to the stratification of its offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of its contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. At December 31, 2020, the liability associated with uncertain tax positions was $228 million and is primarily included within “Payables, accruals and provisions” on the consolidated statement of financial position.

Unrecognized Deferred Tax Assets

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, and are reduced to the extent that it is not probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In evaluating deferred tax assets, management must make judgments to assess the future taxable profits and likely outcomes of unresolved tax audits associated with the relevant jurisdictions. As of December 31, 2020, the Company recorded deferred tax assets of $1,801 million and disclosed unrecognized deferred tax assets of $1,188 million (see note 23).

Thomson Reuters Annual Report 2020

Note 3: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 4).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total
Year ended December 31,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Recurring	2,367	2,249	1,143	1,079	682	703	566	573	-	-	4,758	4,604
Transactions	168	184	224	229	154	140	62	57	-	-	608	610
Global Print	-	-	-	-	-	-	-	-	620	693	620	693
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(2)	(1)
Total	2,535	2,433	1,367	1,308	836	843	628	630	620	693	5,984	5,906

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total
Year ended December 31,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
U.S.	2,027	1,991	1,129	1,062	704	704	418	419	436	482	4,714	4,658
Canada (country of domicile)	51	41	10	11	27	26	4	3	81	91	173	172
Other	19	25	45	60	76	82	9	9	17	22	166	198
Americas (North America, Latin America, South America)	2,097	2,057	1,184	1,133	807	812	431	431	534	595	5,053	5,028
U.K.	249	213	109	105	15	17	35	29	41	45	449	409
Other	60	59	41	37	2	1	105	111	15	18	223	226
EMEA (Europe, Middle East and Africa)	309	272	150	142	17	18	140	140	56	63	672	635
Asia Pacific	129	104	33	33	12	13	57	59	30	35	261	244
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(2)	(1)
Total	2,535	2,433	1,367	1,308	836	843	628	630	620	693	5,984	5,906

Contract liabilities

	December 31,

	2020	2019	2018
Deferred revenue	866	833	815

Deferred revenue at December 31, 2020 increased compared to the balance at December 31, 2019 primarily due to cash payments received or due in advance of satisfying performance obligations, offset by $786 million of revenues recognized that were included in the deferred revenue balance at the beginning of the period.

Deferred revenue at December 31, 2019 increased compared to the balance at December 31, 2018 primarily driven by cash payments received or due in advance of satisfying performance obligations, offset by $796 million of revenues recognized that were included in the deferred revenue balance at the beginning of the period.

Costs to obtain a contract

Amortization of deferred commissions was $128 million and $120 million for the years ending December 31, 2020 and 2019, respectively, and was recorded within ”Operating expenses” in the consolidated income statement.

Thomson Reuters Annual Report 2020

Remaining performance obligations

As of December 31, 2020, remaining performance obligations were $16.0 billion (2019 - $16.1 billion), including the portion recorded as deferred revenue. The Company expects to recognize these revenues as follows:

	December 31,

	2020	2019
1 year	25%	24%
Between 1 and 2 years	13%	13%
Between 2 and 3 years	8%	7%
Later than 3 years	54%	56%

The remaining performance obligations later than three years largely relate to an agreement under which the Reuters News business supplies news and editorial content to Refinitiv for a minimum amount of revenue through October 1, 2048. In 2020 and 2019, the Company recorded $336 million of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates (see note 31). As permitted by IFRS 15, Revenue from Contracts with Customers, the Company excluded performance obligations for contracts with an original expected duration of less than one year from its disclosure.

Note 4: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

Thomson Reuters Annual Report 2020

	Year ended December 31,

	2020	2019
Revenues
Legal Professionals	2,535	2,433
Corporates	1,367	1,308
Tax & Accounting Professionals	836	843
Reuters News	628	630
Global Print	620	693
Eliminations/Rounding	(2)	(1)
Consolidated revenues	5,984	5,906

Adjusted EBITDA
Legal Professionals	1,001	895
Corporates	460	412
Tax & Accounting Professionals	330	318
Reuters News	73	68
Global Print	242	294
Corporate costs	(131)	(494)
Adjusted EBITDA	1,975	1,493
Fair value adjustments (see note 5)	10	-
Depreciation	(184)	(154)
Amortization of computer software	(485)	(449)
Amortization of other identifiable intangible assets	(123)	(114)
Other operating gains, net	736	423
Consolidated operating profit	1,929	1,199
Net interest expense	(195)	(163)
Other finance income (costs)	30	(65)
Share of post-tax losses in equity method investments	(544)	(599)
Tax (expense) benefit	(71)	1,198
Earnings from continuing operations	1,149	1,570

	Additions to Capital Assets(1) and Goodwill

	December 31,
	2020	2019
Legal Professionals	382	679
Corporates	119	127
Tax & Accounting Professionals	100	524
Reuters News	28	228
Global Print	22	5
Reportable segments	651	1,563
Corporate assets	52	245
Total	703	1,808

(1) Capital assets include property and equipment, computer software and other identifiable intangible assets.

Thomson Reuters Annual Report 2020

Geographic Information	Non-Current Assets(1)
	December 31,
	2020	2019
U.S.	7,209	7,549
Canada (country of domicile)	1,034	1,035
Other	191	233
Americas (North America, Latin America, South America)	8,434	8,817
U.K.	1,544	1,612
Other	1,930	1,983
EMEA (Europe, Middle East and Africa)	3,474	3,595
Asia Pacific	126	133
Total	12,034	12,545

(1) Non-current assets are primarily comprised of property and equipment, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

•

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

•

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

•	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Revenues by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,

	2020	2019
Electronic, software & services	5,364	5,213
Global Print	620	693
Total	5,984	5,906

Thomson Reuters Annual Report 2020

Note 5: Operating Expenses

The components of operating expenses include the following:

	Year ended December 31,

	2020	2019
Salaries, commissions and allowances(1)	2,269	2,431
Share-based payments	64	56
Post-employment benefits	135	130
Total staff costs	2,468	2,617
Goods and services(2)	1,158	1,411
Content	274	265
Telecommunications	54	48
Facilities	55	72
Fair value adjustments(3)	(10)	-
Total operating expenses	3,999	4,413

(1) The 2019 period included $117 million of restructuring charges. See note 22.

(2) Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(3) Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains, Net

Other operating gains, net, were $736 million and $423 million for the year ended December 31, 2020 and 2019, respectively. In 2020, other operating gains, net, included a gain of $472 million related to the sale of an equity method investment and a $119 million gain from an amendment to the Company’s U.S. pension plan (see note 26). Both periods included a benefit from the revaluation of warrants that the Company held in Refinitiv, prior to its sale to LSEG in January 2021 (see note 32), due to an increase in the share price of LSEG. In 2020, other operating gains, net, included $82 million (2019 - $419 million) related to the warrants. Both periods also included income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see note 31) and acquisition costs associated with acquired businesses.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Year ended December 31,

	2020	2019
Interest expense:
Debt	156	155
Derivative financial instruments - hedging activities	(1)	2
Other, net	14	18
Fair value gains on cash flow hedges, transfer from equity (see note 19)	(97)	(21)
Net foreign exchange losses on debt	97	21
Net interest expense - debt and other	169	175
Net interest expense - leases	10	7
Net interest expense - pension and other post-employment benefit plans	21	25
Interest income	(5)	(44)
Net interest expense	195	163

Thomson Reuters Annual Report 2020

	Year ended December 31,

	2020	2019
Net (gains) losses due to changes in foreign currency exchange rates	(9)	37
Net (gains) losses on derivative instruments	(21)	7
Losses from redemption of debt securities	-	19
Other	-	2
Other finance (income) costs	(30)	65

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (gains) losses on derivative instruments

Net (gains) losses on derivative instruments were principally comprised of amounts relating to foreign exchange contracts and the ineffective portion of cash flow hedges (see note 19).

Losses from redemption of debt securities

Losses from redemption of debt securities primarily represent premiums incurred for early extinguishment of debt securities (see note 19).

Note 8: Equity Method Investments

Equity method investments are primarily comprised of the Company’s former 45% investment in Refinitiv, a provider of market and financial data and analytics, with trading venues across asset classes. Private equity funds affiliated with Blackstone owned the remaining 55%. As the Company had significant influence in the financial and operating policy decisions of Refinitiv, the investment was accounted for under the equity method. Refinitiv Holdings Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands with corporate offices in New York and London. In accordance with its debt covenants, Refinitiv is limited in its ability to pay dividends to its investors, subject to certain exceptions.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Year ended December 31,

	2020	2019
Refinitiv (45% ownership interest)	(554)	(609)
Other equity method investments	10	10
Total share of post-tax losses in equity method investments	(544)	(599)

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	December 31,

	2020	2019
Refinitiv (45% ownership interest)	981	1,387
Other equity method investments	155	164
Total equity method investments	1,136	1,551

Thomson Reuters Annual Report 2020

Set forth below is summarized financial information for 100% of Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

	Year ended December 31,

	2020	2019
Revenues	6,513	6,250
Net loss	(1,137)	(1,278)
Remove: Net earnings attributable to non-controlling interests	(95)	(75)
Net loss attributable to Refinitiv	(1,232)	(1,353)
Other comprehensive income (loss) attributable to Refinitiv	330	(78)
Total comprehensive loss attributable to Refinitiv	(902)	(1,431)

	December 31,

	2020	2019
Assets
Current assets	2,071	2,031
Non-current assets	21,094	20,709
Total assets	23,165	22,740
Liabilities
Current liabilities	3,995	3,398
Non-current liabilities	14,268	13,964
Total liabilities	18,263	17,362
Net assets	4,902	5,378
Non-controlling interests	(2,415)	(2,100)
Other(1)	(306)	(195)
Net assets attributable to Refinitiv	2,181	3,083
Net assets attributable to Refinitiv - beginning period	3,083	4,514
Net loss attributable to Refinitiv	(1,232)	(1,353)
Other comprehensive income (loss) attributable to Refinitiv	330	(78)
Net assets attributable to Refinitiv - ending period	2,181	3,083
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	981	1,387

(1) Consists primarily of equity transactions excluded from Thomson Reuters 45% share of total comprehensive loss.

Refer to note 31 for related party transactions with Refinitiv.

On January 29, 2021, the Company and private equity funds affiliated with Blackstone sold Refinitiv to LSEG (see note 32). The terms of the Company’s investment in Refinitiv included warrants that provided for an exchange of value between private equity funds affiliated with Blackstone and the Company at the time of a change in control of Refinitiv, depending on the value of Refinitiv. As a result of the LSEG transaction, the exercise of the warrants in connection with the closing of the transaction entitled the Company to receive an additional 4.5 million shares of Refinitiv. These warrants were a derivative instrument, recorded within “Other financial assets – current” in the consolidated statement of financial position and accounted for at fair value each reporting period. Changes in value were recorded within “Other operating gains, net” in the consolidated income statement (see notes 6 and 19).

Thomson Reuters Annual Report 2020

Note 9: Taxation

The components of tax expense (benefit) for 2020 and 2019 are as follows:

	Year ended December 31,

	2020	2019
Current tax expense	302	197
Deferred tax benefit	(231)	(1,395)
Total tax expense (benefit)	71	(1,198)

Taxes on items recognized in “Other comprehensive income (loss)” or directly in equity in 2020 and 2019 are as follows:

	Year ended December 31,

	2020	2019
Deferred tax expense (benefit) on actuarial gains (losses) on defined benefit plans	17	(12)
Deferred tax expense (benefit) on share of other comprehensive income (loss) in equity method investments - may be subsequently reclassified to net earnings	35	(7)
Deferred tax expense (benefit) on share of other comprehensive income (loss) in equity method investments - will not be reclassified to net earnings	1	(2)
Deferred tax benefit on share-based payments	(3)	(8)
Current tax benefit on share-based payments	(11)	(20)

Items affecting tax expense for 2020 and 2019

In the year ended December 31, 2020, the Company recorded $138 million of tax benefits to recognize deferred tax assets that arose in prior years in various subsidiaries outside the U.S. The deferred tax assets recognized were almost entirely related to tax losses and other tax attributes in subsidiaries that have experienced improved profitability within the past year and have projected future taxable profits sufficient to utilize these deferred tax assets. These tax losses and other tax attributes can be carried forward indefinitely.

In December 2019, the Company reorganized the operations of certain foreign affiliates that were subject to different tax rates, which resulted in an increase in the tax basis of the reorganized business to the acquiror and a related tax benefit of $1.2 billion. The Company recognized a $1.2 billion deferred tax asset, which it expects to realize in subsequent periods, based on the historical and expected future profitability of the reorganized business.

Thomson Reuters Annual Report 2020

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.5% to the tax expense (benefit) for 2020 and 2019:

	Year ended December 31,

	2020	2019
Income before tax	1,220	372
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.5%	323	99
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(167)	(159)
Tax losses for which no benefit is recognized	1	1
Reorganization of certain foreign affiliate operations	-	(1,197)
Net non-deductible foreign exchange and other losses	6	42
Impact of disposals of businesses	-	(66)
Tax on reversal of statutory intercompany investment impairments(1)	905	-
Recognition of tax losses that arose in prior years due to statutory intercompany investment impairments(1)	(905)	-
Provision for uncertain tax provisions	10	(46)
Derecognition of tax losses that arose in prior years	-	88
Recognition of tax losses that arose in prior years	(138)	(29)
U.S. base erosion minimum tax	43	7
Impact of tax law changes	-	52
Research and development credits	(12)	(6)
Other adjustments related to prior years	(6)	3
Withholding taxes	6	3
Other differences	5	10
Total tax expense (benefit)	71	(1,198)

(1) In 2020, a non-U.S. subsidiary reversed impairment charges related to intercompany investments. These impairments had been previously recorded for statutory purposes and created tax losses that the Company did not recognize as deferred tax assets. The reversal of the impairment allowed the Company to recognize the deferred tax asset, because the corresponding tax losses were used to offset the gain from the impairment reversal.

The Company’s 2020 effective income tax rate on earnings from continuing operations was 5.8%. In 2019, the effective income tax rate on earnings from continuing operations was not meaningful due to the impact of the $1.2 billion tax benefit discussed above. A 1% increase in the effective income tax rate would have increased 2020 income tax expense and decreased earnings from continuing operations by approximately $12 million.

Note 10: Discontinued Operations

Loss from discontinued operations, net of tax, was $27 million and $6 million for the years ended December 31, 2020 and December 31, 2019, respectively. The results of discontinued operations included residual expenses related to liabilities associated with businesses that were previously classified as discontinued operations. In both years, the expenses were partially offset by tax benefits of $15 million in 2020 and $31 million in 2019 related to the reversal of tax reserves no longer required due to changes in tax laws and the expiration of statutes of limitation.

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Thomson Reuters Annual Report 2020

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Year ended December 31,

	2020	2019
Earnings attributable to common shareholders	1,122	1,564
Less: Dividends declared on preference shares	(2)	(3)
Earnings used in consolidated earnings per share	1,120	1,561
Less: Loss from discontinued operations, net of tax	27	6
Earnings used in earnings per share from continuing operations	1,147	1,567

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,

	2020	2019
Weighted-average number of common shares outstanding	496,343,778	500,395,573
Weighted-average number of vested DSUs	378,514	434,180
Basic	496,722,292	500,829,753
Effect of stock options and TRSUs	1,309,714	1,691,447
Diluted	498,032,006	502,521,200

There were 557,056 and nil share-based compensation awards outstanding at December 31, 2020 and 2019, respectively, where the exercise price was greater than the average market price. Accordingly, these awards were anti-dilutive, and therefore excluded from the diluted earnings per share computation.

Note 12: Cash and Cash Equivalents

	December 31,

	2020	2019
Cash
Cash at bank and on hand	311	335
Cash equivalents
Money market accounts	1,476	490
Cash and cash equivalents	1,787	825

Of total cash and cash equivalents, $43 million and $34 million at December 31, 2020 and 2019, respectively, were held in subsidiaries which have regulatory restrictions and were therefore not available for general use by the Company.

Note 13: Trade and Other Receivables

	December 31,

	2020	2019
Trade receivables	1,195	1,184
Less: allowance for doubtful accounts	(37)	(30)
Less: allowance for sales adjustments	(36)	(34)
Net trade receivables	1,122	1,120
Other receivables(1)	29	47
Trade and other receivables	1,151	1,167

(1) At December 31, 2020 and 2019, includes $11 million and $27 million, respectively, due from Refinitiv. There are no expected credit losses associated with this receivable. See note 31.

Thomson Reuters Annual Report 2020

The aging of gross trade receivables at each reporting date was as follows:

	December 31,

	2020	2019
Current	751	806
Past due 1-30 days	195	185
Past due 31-60 days	72	63
Past due 61-90 days	42	36
Past due >91 days	135	94
Balance at December 31	1,195	1,184

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,

	2020	2019
Balance at beginning of year	30	30
Charges	51	29
Write-offs	(44)	(28)
Disposals of businesses	-	(1)
Balance at end of year	37	30

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because customer creditworthiness is evaluated before credit is extended and there is no significant exposure to any single customer.

The Company estimates credit losses for trade receivables by aggregating similar customer types together, because they tend to share similar credit risk characteristics, taking into consideration the number of days the receivable is past due. Provision rates for the allowance for doubtful accounts are based on historical credit loss experience and calibrated, based on management’s judgment, with forward looking information about a debtor’s ability to pay, including estimates related to the global economic crisis caused by the COVID-19 pandemic. Trade and other receivables are written off when there is no reasonable expectation of recovery, such as the bankruptcy of the debtor.

Note 14: Prepaid Expenses and Other Current Assets

	December 31,

	2020	2019
Inventory	26	23
Prepaid expenses	126	130
Current tax receivables(1)	65	72
Deferred commissions	127	117
Other current assets	81	204
Prepaid expenses and other current assets	425	546

(1) Both periods include $9 million of uncertain tax positions, which reduced total current tax receivables.

Thomson Reuters Annual Report 2020

Note 15: Property and Equipment

Property and equipment consist of the following:

	Land, Buildings and Building Improvements	Computer Equipment	Furniture, Fixtures and Other Equipment	Total
Cost:
December 31, 2018	757	774	295	1,826
Impact of IFRS 16 adoption	126	-	2	128
Additions:
Capital expenditures	46	46	16	108
Leases	143	41	-	184
Acquisitions	1	3	3	7
Removed from service	(3)	(130)	(5)	(138)
Disposals of businesses	(168)	(13)	(1)	(182)
Translation and other, net	(4)	31	2	29
December 31, 2019	898	752	312	1,962
Additions:
Capital expenditures	19	24	23	66
Leases	21	32	2	55
Removed from service	(19)	(12)	(3)	(34)
Disposals of businesses	(10)	-	(6)	(16)
Translation and other, net	5	(4)	(32)	(31)
December 31, 2020	914	792	296	2,002
Accumulated depreciation:
December 31, 2018	(441)	(687)	(225)	(1,353)
Current year depreciation	(84)	(54)	(16)	(154)
Removed from service	3	130	5	138
Disposals of businesses	38	10	1	49
Translation and other, net	3	(33)	3	(27)
December 31, 2019	(481)	(634)	(232)	(1,347)
Current year depreciation	(105)	(64)	(15)	(184)
Removed from service	19	12	3	34
Disposals of businesses	7	-	4	11
Translation and other, net	15	2	12	29
December 31, 2020	(545)	(684)	(228)	(1,457)
Carrying amount:
December 31, 2019	417	118	80	615
December 31, 2020	369	108	68	545

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals of property and equipment are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.

See note 27 for right-of-use assets carrying amounts and other related leases disclosures.

Thomson Reuters Annual Report 2020

Note 16: Computer Software

Computer software consists of the following:

	2020	2019
Cost:
Balance at January 1,	4,464	4,183
Additions:
Internally developed	397	388
Purchased	4	15
Acquisitions	25	82
Removed from service	(57)	(66)
Disposals of businesses	(60)	(144)
Translation and other, net	(2)	6
Balance at December 31,	4,771	4,464
Accumulated amortization:
Balance at January 1,	(3,564)	(3,275)
Current year amortization	(485)	(449)
Removed from service	57	66
Disposals of businesses	49	94
Translation and other, net	2	-
Balance at December 31,	(3,941)	(3,564)

Carrying amount at December 31:	830	900

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals of computer software are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2020

Note 17: Other Identifiable Intangible Assets

	Indefinite Useful Life	Finite Useful Life

	Trade Names	Trade Names	Customer Relationships	Databases and Content	Other	Total
Cost:
December 31, 2018	2,646	153	1,595	669	741	5,804
Acquisitions	-	40	268	1	-	309
Disposals of businesses	-	(28)	(72)	(18)	-	(118)
Translation and other, net	-	1	19	(13)	5	12
December 31, 2019	2,646	166	1,810	639	746	6,007
Acquisitions	-	2	21	-	-	23
Removed from service	-	(18)	-	-	(12)	(30)
Translation and other, net	-	(3)	13	1	9	20
December 31, 2020	2,646	147	1,844	640	743	6,020

Accumulated amortization:
December 31, 2018	-	(146)	(1,122)	(514)	(698)	(2,480)
Current year amortization	-	(5)	(66)	(22)	(21)	(114)
Disposals of businesses	-	28	72	18	-	118
Translation and other, net	-	-	(9)	(2)	(2)	(13)
December 31, 2019	-	(123)	(1,125)	(520)	(721)	(2,489)
Current year amortization	-	(10)	(81)	(21)	(11)	(123)
Removed from service	-	18	-	-	12	30
Translation and other, net	-	(2)	2	(1)	(10)	(11)
December 31, 2020	-	(117)	(1,204)	(542)	(730)	(2,593)
Carrying amount:
December 31, 2019	2,646	43	685	119	25	3,518
December 31, 2020	2,646	30	640	98	13	3,427

The carrying amount of the indefinite-lived trade names is comprised of the following:

•	Reuters trade name of $1,939 million at December 31, 2020 and 2019; and

•	West trade name of $707 million at December 31, 2020 and 2019.

Due to widespread brand recognition, long history and expected future use, these trade names have been assigned indefinite lives. For purposes of impairment testing, the West trade name was allocated to the Legal Professionals, Corporates and Global Print CGUs as it primarily benefits those CGUs. The Reuters trade name is considered a corporate asset, because it is used in the Company’s name, and therefore its carrying value was compared to the combined excess fair value of all the Company’s CGUs. The Company performed its annual test for impairment as of October 1, 2020. No impairment was recorded. See note 18.

Thomson Reuters Annual Report 2020

Note 18: Goodwill

The following table presents goodwill for the years ended December 31, 2020 and 2019:

	2020	2019
Cost:
Balance at January 1,	5,853	5,076
Acquisitions	133	715
Disposals of businesses	-	(18)
Translation and other, net	(10)	80
Carrying amount at December 31:	5,976	5,853

Impairment test of goodwill

The Company performed its annual goodwill impairment test as of October 1, 2020. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each CGU exceeded their carrying values by more than 100%. The Company performed the test for each group of CGUs to which goodwill was allocated and monitored by management at the date of the test. The following table shows the carrying amount of goodwill that was tested for impairment by CGU:

Cash-Generating Unit	2020
Legal Professionals	3,353
Corporates	1,294
Tax & Accounting Professionals	869
Reuters News	137
Global Print	248

In the 2019 impairment test, the fair value less costs of disposal for each CGU exceeded their respective carrying values by over 100%. As allowed under IAS 36, Impairment of Assets, the Company did not re-estimate the recoverable value of these CGUs for the 2020 impairment test because management concluded that no events or changes in circumstances indicated that the carrying value of these CGUs might not be recoverable. While Reuters News was a CGU in 2019, it was not subject to a separate annual impairment test because it did not contain goodwill. However, a recoverable value was computed for Reuters News as part of the 2019 test to assess indefinite lived intangible assets. The valuation techniques, significant assumptions and sensitivities described below relate to the recoverable values determined in the 2019 impairment test.

Valuation Techniques

The selection and application of valuation techniques and the determination of significant assumptions requires judgment. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Thomson Reuters Annual Report 2020

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on revenue or EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. To project cash flows for the three-year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also considered the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

Thomson Reuters Annual Report 2020

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual Growth Rate(1)	Discount Rate	Tax Rate
Legal Professionals	2.5%	7.0%	25.6%
Corporates	2.5%	8.0%	25.9%
Tax & Accounting Professionals	3.0%	8.5%	26.8%
Reuters News	2.5%	9.0%	20.8%
Global Print	(4.4%)	9.0%	25.8%

(1)  The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Note 19: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2020	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging(1)	Total
Cash and cash equivalents	311	1,476	-	-	1,787
Trade and other receivables	1,151	-	-	-	1,151
Other financial assets – current	95	517	-	-	612
Other financial assets – non-current (see note 20)	35	17	46	100	198
Trade payables (see note 21)	(217)	-	-	-	(217)
Accruals (see note 21)	(761)	-	-	-	(761)
Other financial liabilities – current(2) (3)	(374)	(2)	-	-	(376)
Long-term indebtedness	(3,772)	-	-	-	(3,772)
Other financial liabilities – non-current (see note 22)(4)	(223)	(1)	-	-	(224)
Total	(3,755)	2,007	46	100	(1,602)

December 31, 2019	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging(1)	Total
Cash and cash equivalents	335	490	-	-	825
Trade and other receivables	1,167	-	-	-	1,167
Other financial assets – current	98	435	-	-	533
Other financial assets – non-current (see note 20)	45	24	29	-	98
Current indebtedness	(579)	-	-	-	(579)
Trade payables (see note 21)	(265)	-	-	-	(265)
Accruals (see note 21)	(801)	-	-	-	(801)
Other financial liabilities – current(2)(3)	(365)	(7)	-	(62)	(434)
Long-term indebtedness	(2,676)	-	-	-	(2,676)
Other financial liabilities – non-current (see note 22)(4)	(253)	(3)	-	-	(256)
Total	(3,294)	939	29	(62)	(2,388)

(1) Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments, or highly probable forecasted transactions.

(2) Includes lease liabilities of $83 million (2019 - $69 million).

(3) Includes a commitment to repurchase up to $200 million (2019 - $200 million) of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 24.

(4) Includes lease liabilities of $223 million (2019 - $253 million).

Thomson Reuters Annual Report 2020

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value

December 31, 2020	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,093	(100)	1,151	(100)
$600, 4.30% Notes, due 2023	597	-	657	-
$450, 3.85% Notes, due 2024(1)	241	-	266	-
$500, 3.35% Notes, due 2026	497	-	557	-
$350, 4.50% Notes, due 2043(1)	116	-	130	-
$350, 5.65% Notes, due 2043	342	-	471	-
$400, 5.50% Debentures, due 2035	395	-	531	-
$500, 5.85% Debentures, due 2040	491	-	696	-
Total	3,772	(100)	4,459	(100)
Long-term	3,772	(100)

(1) Notes were partially redeemed in October 2018.

Thomson Reuters Annual Report 2020

	Carrying Amount		Fair Value

December 31, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	1	-	1	-
C$550, 3.309% Notes, due 2021	435	62	435	62
$350, 3.95% Notes, due 2021(1)	143	-	143	-
$600, 4.30% Notes, due 2023	596	-	639	-
$450, 3.85% Notes, due 2024(1)	240	-	254	-
$500, 3.35% Notes, due 2026	496	-	513	-
$350, 4.50% Notes, due 2043(1)	116	-	120	-
$350, 5.65% Notes, due 2043	342	-	412	-
$400, 5.50% Debentures, due 2035	395	-	447	-
$500, 5.85% Debentures, due 2040	491	-	592	-
Total	3,255	62	3,556	62
Current portion	579	62
Long-term portion	2,676	-

(1) Notes were partially redeemed in October 2018.

Long-term Debt Activity

The following table provides information regarding notes that the Company issued and repaid in 2020.

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes issued in May 2020 were immediately swapped into U.S. dollars and the Company used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under the Company’s credit facility.

In January 2020, the Company repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

The Company did not issue notes or make any debt repayments in 2019.

Cross-currency interest rate swaps

The Company uses fixed-to-fixed cross-currency interest rate swaps to hedge its currency exposures on indebtedness. These instruments swap Canadian dollar denominated principal and interest payments into U.S. dollars. The critical terms of the swap, such as the timing and amount of cash flows, match the terms of the related indebtedness, creating an economic relationship that is expected to result in a highly effective hedge. To test for hedge ineffectiveness at hedge inception and subsequent reporting periods, the Company performs qualitative tests to confirm that the terms of the instruments have not changed, as well as quantitative tests to assess if the future cash flows of the swap and the indebtedness will offset one another. Ineffectiveness may arise from changes in cross currency basis spreads or the credit risk inherent in the swaps. The Company achieves a 1:1 hedge ratio when the notional principal amount of the swaps equals the underlying debt exposures.

Thomson Reuters Annual Report 2020

At December 31, 2020 and December 31, 2019, the Company recorded swaps outstanding in the consolidated statement of financial position at their fair value, which was an asset of $100 million (2019 – net liability of $62 million). These swaps were designated as cash flow hedges.

The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2020 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2025	US$999

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2019 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	US$483

The ineffective portion of the cash flow hedges recognized through earnings was a gain of $10 million for the year ended December 31, 2020 (2019 – nil). The gain was reclassified from “Cash flow hedges adjustments to net earnings” in the consolidated statement of comprehensive income to “Other finance income (costs)” in the consolidated income statement.

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging Arrangements		After Currency Hedging Arrangements

	December 31,		December 31,

	2020	2019	2020	2019(1)
Canadian dollar	1,093	435	-	-
U.S. dollar	2,679	2,819	3,672	3,316
Other currencies	-	1	-	1
	3,772	3,255	3,672	3,317

(1) Includes fair value adjustments of $3 million at December 31, 2019 associated with the interest related fair value component of the hedging instrument settled in January 2020.

Interest Rate Risk Exposures

At December 31, 2020 and 2019, the Company’s notes and debentures (after swaps) pay interest at fixed rates. The weighted-average interest rate was 4.1% in 2020 (2019 – 4.6%).

Foreign Exchange Contracts

There were no foreign exchange contracts outstanding at December 31, 2020. In 2019, the Company had foreign exchange contracts to sell British pound sterling to manage foreign exchange risk on certain cash flows excluding indebtedness. At December 31, 2019, the cumulative U.S. dollar notional amount of contracts outstanding was $111 million. The fair value of these contracts was a liability of $7 million reported within “Other financial liabilities – current” in the consolidated statement of financial position.

Thomson Reuters Annual Report 2020

Fair value gains and losses from derivative financial instruments

Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	Year ended December 31,

	2020		2019

	Fair Value Gain Through Earnings	Fair Value Loss Through Equity	Fair Value Gain (Loss) Through Earnings	Fair Value Loss Through Equity
Warrants	82	–	419	–
Foreign exchange contracts	11	–	(7)	–
Hedging instruments:
Cross currency interest rate swaps – cash flow hedges(1)	107	(11)	19	(6)
Forward interest rate swaps – cash flow hedges	1	–	1	–
	201	(11)	432	(6)

(1) In 2020, comprised of $97 million (2019 - $21 million) of foreign exchange gains, hedge ineffectiveness of $10 million (2019 - nil) related to hedges on Canadian dollar denominated debt, and nil (2019 - $2 million loss) relating to swaps that were terminated ahead of their maturity in connection with the early repayment of the related hedged debt.

Financial Risk Management

The Company is exposed to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk, as its operations are diverse and global. A centralized corporate treasury group works to minimize the potential adverse effects from these risks by using hedging strategies, where applicable, as well as associating with high quality financial institutions, limiting exposures to counterparties and ensuring flexible sources of funding. The Chief Financial Officer oversees the overall approach and ensures the use of strict guidelines and internal control processes.

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars. However, the Company transacts a portion of its business in other currencies and is therefore subject to the effects of foreign currency translation into U.S. dollars as well as currency transaction risk.

The impact of foreign currency translation from changes in exchange rates between 2019 and 2020 decreased consolidated revenues and operating expenses each by 1%, and generated $12 million of net translation losses in the consolidated statement of financial position (2019 - $109 million of net translation gains), which were recorded within accumulated other comprehensive loss in shareholders’ equity.

Exposure to currency transaction risk is minimized as the Company generally bills customers and incurs operating expenses in the functional currency of the legal entity that records the transaction. However, the Company is exposed to currency transaction risk from the revaluation of non-permanent intercompany loans in certain of its legal entities, which impacts earnings.

The table below shows the impact on earnings that a hypothetical 10% strengthening of the U.S. dollar against other foreign currencies would have as a result of changes in fair values of financial instruments as of December 31, 2020.

(Decrease) increase to earnings	£	€	C$	Other Currencies	Total
Impact on earnings from financial assets and liabilities(1)	-	(1)	-	3	2
Impact on earnings from non-permanent intercompany loans	(21)	(3)	52	(7)	21
Total impact on earnings	(21)	(4)	52	(4)	23

(1) Excludes debt which has been swapped into U.S. dollar obligations.

Thomson Reuters Annual Report 2020

The Company only uses derivative instruments to reduce foreign currency and interest rate exposures. Canadian dollar borrowings are generally converted to U.S. dollar obligations through currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2020, the majority of $1,787 million (2019 - $825 million) in cash and cash equivalents was comprised of interest-bearing assets. Based on amounts as of December 31, 2020, a 100-basis point increase or decrease in interest rates would have increased or decreased annual interest income by approximately $17 million (2019 - $8 million).

At December 31, 2020, the Company’s notes and debentures (after swaps) pay interest at fixed rates.

As of December 31, 2020, there were no derivatives designated as fair value hedges.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities in the normal course of business. However, the value of the Company’s warrants in Refinitiv (see the “Valuation of the Refinitiv Warrants” section below for additional information) and the value of the transaction with LSEG (see note 8) have been subject to change as a result of changes in the price of LSEG shares.

In the future, the Company’s indirect investment in LSEG will be subject to variability based on changes in the price of LSEG shares and changes in the British pound sterling and U.S. dollar foreign exchange rate (see note 32).

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure as follows:

•

Cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2020, approximately 99% of cash and cash equivalents were held by institutions that were rated at “A-“ or higher by at least one of the major credit rating agencies;

•	Counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	The Company assesses the creditworthiness of its customers.

No allowance for credit losses on financial assets was required as of December 31, 2020, other than the allowance for doubtful accounts (see note 13). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $1,787 million (2019 - $825 million), trade and other receivables $1,151 million (2019 - $1,167 million), derivative exposures $100 million (2019 - nil) and other financial assets $664 million (2019 - $602 million).

Liquidity Risk

A centralized treasury function ensures funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also considers account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is invested in money market funds or bank money market deposits with maturities aligned to expected cash needs. As at December 31, 2020, cash and cash equivalents were $1.8 billion. In addition, the Company maintains a commercial paper program, which provides cost-effective and flexible short-term funding, and a $1.8 billion credit facility, which provides additional liquidity, as further described below.

Thomson Reuters Annual Report 2020

Commercial Paper Program

Under its commercial paper program, the Company may issue up to $1.8 billion of notes. There was no outstanding commercial paper at December 31, 2020 and 2019. In January 2020, the Company issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. The Company’s commercial paper borrowings were repaid later in the year, primarily from funds borrowed under its credit facility, as discussed below. The Company did not issue commercial paper in 2019.

Credit Facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility at December 31, 2020 and 2019. In 2020, the Company borrowed and repaid $1.0 billion under this facility. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, intends to phase out LIBOR by the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. With the exception of the LIBOR-based benchmarks within the Company’s external credit facility, the Company has no material agreements with third-parties that use or reference LIBOR as a benchmark rate which requires amendment.

If the Company’s debt rating is downgraded by Moody’s or S&P, the facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of December 31, 2020, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.0:1.

The tables below set forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2020 and 2019, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2020	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt(1)	-	-	600	242	1,099	1,869	3,810
Interest payable(1)	153	153	153	127	105	1,103	1,794
Debt-related hedges outflows	22	22	22	22	1,010	-	1,098
Debt-related hedges inflows(1)	(25)	(25)	(25)	(25)	(1,110)	-	(1,210)
Trade payables	217	-	-	-	-	-	217
Accruals	761	-	-	-	-	-	761
Lease liabilities	92	76	49	39	29	44	329
Other financial liabilities	291	-	-	-	-	-	291
Total	1,511	226	799	405	1,133	3,016	7,090

Thomson Reuters Annual Report 2020

December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total
Current debt(2)	579	-	-	-	-	-	579
Long-term debt(3)	-	-	-	600	242	1,869	2,711
Interest payable(3)	132	128	128	128	102	1,196	1,814
Debt-related hedges outflows(2)	499	-	-	-	-	-	499
Debt-related hedges inflows(2)	(437)	-	-	-	-	-	(437)
Trade payables	265	-	-	-	-	-	265
Accruals	801	-	-	-	-	-	801
Lease liabilities	80	75	60	41	34	64	354
Other financial liabilities	295	-	-	-	-	-	295
Total	2,214	203	188	769	378	3,129	6,881

(1) Represents contractual cash flows calculated using spot foreign exchange rates as of December 31, 2020.

(2) Represents early repayment of hedged Canadian debt and U.S. dollar denominated debt redeemed in January 2020.

(3) Represents contractual principal and interest payments.

Capital Management

The Company’s capital management strategy is focused on ensuring that it has the investment capacity to drive revenue growth both organically and through acquisitions, while also maintaining its long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

The Company’s existing sources of liquidity are cash and cash equivalents, cash provided by operating activities, the commercial paper program, and credit facility. From time to time, the Company issues debt securities. These sources will generate sufficient funding for the Company to meet its current obligations as well as allowing for: (i) reinvestment in the business through capital expenditures and acquisitions; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company has set a target to maintain approximately 500 million common shares outstanding by using share repurchases to offset dilution associated with its dividend reinvestment and equity incentive plans.

Additionally, the Company targets a leverage ratio of net debt, as defined below, to adjusted EBITDA of no more than 2.5x as a measure of its financial flexibility and ability to maintain investment grade credit ratings. As of December 31, 2020, the Company was below its maximum target ratio.

The Company’s investment grade credit ratings provide added financial flexibility and the ability to borrow to support the operations and growth strategies of the business. The following table sets forth the credit ratings that the Company has received from rating agencies in respect of its outstanding securities as of December 31, 2020:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

Net debt is defined as total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instruments in the measurement of net debt.

Thomson Reuters Annual Report 2020

The following table presents the calculation of net debt(1):

	December 31,

	2020	2019
Current indebtedness	-	579
Long-term indebtedness	3,772	2,676
Total debt	3,772	3,255
Swaps	(100)	62
Total debt after swaps	3,672	3,317
Remove fair value adjustments for hedges(2)	1	-
Total debt after currency hedging arrangements	3,673	3,317
Remove transaction costs, premiums or discounts included in the carrying value of debt	38	36
Add: Lease liabilities (current and non-current)	306	322
Less: cash and cash equivalents	(1,787)	(825)
Net debt(1)	2,230	2,850

(1) Net debt is a non-IFRS financial measure.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

The following is a reconciliation on movements of liabilities to cash flows arising from financing activities for the years ended December 31, 2020 and 2019:

	Notes and Debentures(1)	Credit Facilities	Derivative Instruments Liabilities (Assets)	Lease Liabilities	Total Liabilities From Financing Activities
December 31, 2018	3,216	-	76	-	3,292
IFRS 16 adoption	-	-	-	197	197
Payments of lease principal	-	-	-	(51)	(51)
Additional leases	-	-	-	176	176
Foreign exchange movements	21	-	(21)	-	-
Other, net(2)	18	-	7	-	25
December 31, 2019	3,255	-	62	322	3,639
Proceeds from debt	999	1,020	-	-	2,019
Repayments of debt	(560)	(1,020)	(65)	-	(1,645)
Payments of lease principal	-	-	-	(75)	(75)
Additional leases	-	-	-	58	58
Foreign exchange movements	97	-	(97)	4	4
Other, net(2)	(19)	-	-	(3)	(22)
December 31, 2020	3,772	-	(100)	306	3,978

(1) Includes bank and other financial instruments in current indebtedness.

(2) Includes early redemption premium on debt, amortization of transaction and discount costs, fair value movements on derivatives and lease interest payments.

Thomson Reuters Annual Report 2020

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

• Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 –	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3 –	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2020				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	1,476	-	1,476
Warrants(1)	-	-	517	517
Other receivables(2)	-	-	17	17
Financial assets at fair value through earnings	-	1,476	534	2,010
Financial assets at fair value through other comprehensive income(3)	27	19	-	46
Derivatives used for hedging(4)	-	100	-	100
Total assets	27	1,595	534	2,156

Liabilities
Contingent consideration(5)	-	-	(3)	(3)
Financial liabilities at fair value through earnings	-	-	(3)	(3)
Total liabilities	-	-	(3)	(3)

December 31, 2019				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	490	-	490
Warrants(1)	-	-	435	435
Other receivables(2)	-	-	24	24
Financial assets at fair value through earnings	-	490	459	949
Financial assets at fair value through other comprehensive income(3)	2	27	-	29
Total assets	2	517	459	978

Liabilities
Forward exchange contracts(6)	-	(7)	-	(7)
Contingent consideration(5)	-	-	(3)	(3)
Financial liabilities at fair value through earnings	-	(7)	(3)	(10)
Derivatives used for hedging(4)	-	(62)	-	(62)
Total liabilities	-	(69)	(3)	(72)

(1) Warrants relate to the Company’s former equity method investment in Refinitiv (see note 8).

(2) Receivables under indemnification arrangement (see note 30).

(3) Investments in entities over which the Company does not have control, joint control or significant influence.

(4) Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5) Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(6) Used to manage foreign exchange risk on cash flows excluding indebtedness.

Thomson Reuters Annual Report 2020

The following reflects the change in the fair value of the Refinitiv warrants, which were classified as level 3 in the fair value measurement hierarchy, for the years ended December 31, 2020 and 2019:

	Year ended December 31,

	2020	2019
January 1,	435	16
Gain recognized within other operating gains, net	82	419
December 31,	517	435

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the years ending December 31, 2020 and 2019.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of cross-currency interest rate swaps and forward foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and

•	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants

•

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owned a 45% interest, to LSEG, in an all share transaction which closed on January 29, 2021 (see note 8). Under the terms of the warrant agreement, the transaction constituted a change in control whereby the exercise of the warrants in connection with the closing of the transaction entitled the Company to an additional 4.5 million shares of Refinitiv. The value of the warrants at December 31, 2020 and 2019 reflected the entry into a definitive agreement for the sale of the Refinitiv business on August 1, 2019. The closing of the transaction on January 29, 2021 was not considered an adjusting subsequent event, and therefore the value at December 31, 2020 was not adjusted to incorporate the closing of the transaction. As such, the value at each date was primarily based on the number of incremental shares in Refinitiv to which the Company was entitled upon closing and the share price of LSEG on December 31, 2020 and 2019, respectively. The valuation also incorporated (on a weighted-average basis) other outcomes based on the likelihood of the transaction closing. In the first quarter of 2021, the Company will record a gain on the transaction that includes the value of the warrants based on the share price of LSEG on January 29, 2021.

•

The Monte Carlo simulation approach, which was incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically have resulted in an increase in the fair value of the warrants and conversely, a decrease would typically have resulted in a decrease in the fair value of the warrants.

Thomson Reuters Annual Report 2020

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis in the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. The following table sets forth balances that are subject to master netting arrangements, however there were no offsetting amounts at December 31, 2020 or 2019.

Financial assets	Gross Financial Assets	Gross Financial Liabilities Netted Against Assets	Net Financial Assets in the Consolidated Statement of Financial Position	Related Financial Liabilities Not Netted	Net Amount
Derivative financial assets	100	-	100 (1)	-	100
Cash and cash equivalents	33	-	33 (2)	-	33
December 31, 2020	133	-	133	-	133

Cash and cash equivalents	17	-	17 (2)	-	17
December 31, 2019	17	-	17	-	17

Financial liabilities	Gross Financial Liabilities	Gross Financial Assets Netted Against Liabilities	Net Financial Liabilities in the Consolidated Statement of Financial Position	Related Financial Assets Not Netted	Net Amount
Derivative financial liabilities	68	-	68 (3)	-	68
Bank indebtedness	1	-	1 (4)	-	1
December 31, 2019	69	-	69	-	69

(1) Included within “Other financial assets” – non-current in the consolidated statement of financial position.

(2) Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(3) Included within “Other financial liabilities” – current and “Provisions and other non-current liabilities”, in the consolidated statement of financial position.

(4) Included within “Current indebtedness” in the consolidated statement of financial position.

Note 20: Other Non-Current Assets

	December 31,

	2020	2019
Net defined benefit plan surpluses (see note 26)	128	85
Cash surrender value of life insurance policies	334	320
Deferred commissions	105	82
Other financial assets (see note 19)	198	98
Other non-current assets	23	26
Total other non-current assets	788	611

Thomson Reuters Annual Report 2020

Note 21: Payables, Accruals and Provisions

	December 31,

	2020	2019
Trade payables	217	265
Current tax liabilities(1)	251	124
Accruals	761	801
Provisions (see note 22)	111	119
Other current liabilities	70	64
Total payables, accruals and provisions	1,410	1,373

(1) Includes $214 million (2019 – $204 million) of uncertain tax positions, that were net of tax receivables in the same jurisdictions.

Note 22: Provisions and Other Non-Current Liabilities

	December 31,

	2020	2019
Net defined benefit plan obligations (see note 26)	598	714
Other financial liabilities (see note 19)	224	256
Deferred compensation and employee incentives(1)	111	141
Provisions	140	126
Other non-current liabilities	10	27
Total provisions and other non-current liabilities	1,083	1,264

(1) In June 2020, the Company amended its non-employee director compensation plan such that the directors no longer control the decision as to whether DSUs earned as part of their compensation are settled in cash or common shares. As a result, director DSUs are now classified as equity settled and $27 million was reclassified to “Contributed surplus.”

The following table presents the movement in provisions for the years ended December 31, 2020 and 2019:

	Employee- Related	Restructuring	Facilities- Related	Other	Total
Balance at December 31, 2018	-	94	28	209	331
Charges	12	117	3	70	202
Utilization	(25)	(145)	(18)	(113)	(301)
Translation and other, net	13	(10)	14	(4)	13
Balance at December 31, 2019	-	56	27	162	245
Less: short-term provisions	-	56	2	61	119
Long-term provisions	-	-	25	101	126

Balance at December 31, 2019	-	56	27	162	245
Charges	61	-	3	30	94
Utilization	(15)	(52)	(2)	(7)	(76)
Translation and other, net	-	1	-	(13)	(12)
Balance at December 31, 2020	46	5	28	172	251
Less: short-term provisions	46	5	3	57	111
Long-term provisions	-	-	25	115	140

Thomson Reuters Annual Report 2020

Employee-related

The employee-related provisions consisted of severance.

Restructuring

In 2019, the Company incurred $117 million of severance costs associated with reductions in workforce to de-layer the organization and reposition the Company following the separation of the Financial & Risk business from the rest of the Company.

Facilities-related

Facilities-related provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next four years.

Other

Other includes various items arising in the normal course of business such as disposal related reserves, legal provisions and reserves for health care.

Note 23: Deferred Tax

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities	Goodwill and Other Identifiable Intangible Assets	Computer Software, Property and Equipment	Equity Method Investments	Other	Total
December 31, 2018	528	18	463	239	1,248
Impact of IFRS 16 adoption	-	38	-	10	48
Acquisitions	63	16	-	-	79
Benefit to income statement – continuing operations	(11)	(19)	(158)	(62)	(250)
Benefit to income statement – discontinued operations	-	(4)	(2)	-	(6)
Benefit to other comprehensive income	-	-	(9)	-	(9)
Disposals of businesses	(2)	(12)	-	-	(14)
Translation and other, net	-	1	-	13	14
December 31, 2019	578	38	294	200	1,110
Acquisitions	5	2	-	-	7
(Benefit) expense to income statement – continuing operations	(33)	(19)	(159)	48	(163)
Expense to other comprehensive income	-	-	36	-	36
Translation and other, net	(4)	2	1	2	1
December 31, 2020	546	23	172	250	991

Thomson Reuters Annual Report 2020

Deferred tax assets	Tax Losses	Goodwill and Other Identifiable Intangible Assets(1)	Employee Benefits and Compensation	Other	Total
December 31, 2018	73	11	238	177	499
Impact of IFRS 16 adoption	-	-	-	45	45
Benefit (expense) to income statement - continuing operations	7	1,158	(5)	(15)	1,145
Expense to income statement - discontinued operations	(7)	-	-	(6)	(13)
Benefit to other comprehensive income	-	-	12	-	12
Benefit to equity	-	-	8	-	8
Disposals of businesses	-	-	-	(1)	(1)
Translation and other, net	18	(1)	-	(2)	15
December 31, 2019	91	1,168	253	198	1,710
Benefit (expense) to income statement - continuing operations	29	(59)	(24)	122	68
Benefit to income statement - discontinued operations	-	-	-	4	4
Expense to other comprehensive income	-	-	(17)	-	(17)
Benefit to equity	-	-	3	-	3
Translation and other, net	11	1	(1)	22	33
December 31, 2020	131	1,110	214	346	1,801
Net deferred tax asset at December 31, 2019					600
Net deferred tax asset at December 31, 2020					810

(1) The 2019 period included a $1.2 billion increase in the tax basis of assets owned by a foreign subsidiary.

The estimated recovery period for the deferred tax balances is shown below:

	December 31,

	2020	2019
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	866	1,107
Deferred tax liabilities to be recovered within 12 months	125	3
Total deferred tax liabilities	991	1,110

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	1,666	1,616
Deferred tax assets to be recovered within 12 months	135	94
Total deferred tax assets	1,801	1,710
Net deferred tax asset	810	600

In December 2019, the Company reorganized the operations of certain foreign affiliates that were subject to different tax rates. The reorganization resulted in an increase in the tax basis of the reorganized business to the acquiror and a related tax benefit of $1.2 billion. The Company recognized a $1.2 billion deferred tax asset, which it expects to realize in subsequent periods, based on the historical and expected future profitability of the reorganized business. Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits and the resolution of uncertain tax positions is probable. The ability to realize these deferred tax benefits is dependent on a number of factors, including the future profitability of operations and the resolution of tax audits in the jurisdictions in which the deferred tax assets arose.

Thomson Reuters Annual Report 2020

At December 31, 2020, the following summarizes the Company’s tax losses, certain deductible temporary differences and other tax attributes:

	Carry Forward Loss/ Tax Attributes	Tax Value	Unrecognized Deferred Tax Assets	Net Deferred Tax Assets(1)
Canadian net operating losses	2,130	562	(559)	3
Net operating losses – other jurisdictions	1,911	491	(430)	61
Capital losses	737	162	(99)	63
Investment in subsidiaries	300	75	(75)	-
Other deductible temporary differences	30	8	(8)	-
U.S. state net operating losses(2)	n/m	12	(10)	2
Other attributes and credits(3)	n/m	87	(7)	80
Total		1,397	(1,188)	209

(1) Includes tax losses of $131 million and $78 million of other deferred tax assets.

(2) The aggregation of U.S. state net operating losses is not meaningful due to differing combination and apportionment rules in various states.

(3) As other attributes and credits are calculated on an after-tax basis, there is no carry forward loss amount to disclose.

If not utilized, most of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2021 and 2040. Most of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and equity method investments to the extent that the Company can control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were $12.1 billion at December 31, 2020 (2019—$10.9 billion).

Note 24: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common Shares	Stated Capital	Series II, Cumulative Redeemable Preference Share Capital	Contributed Surplus	Total Capital
Balance, December 31, 2018	501,493,187	3,333	110	1,905	5,348
Shares issued under DRIP	361,470	23	-	-	23
Stock compensation plans(1)	3,074,176	178	-	(104)	74
Repurchases of common shares(2)	(7,469,287)	(68)	-	-	(68)
Balance, December 31, 2019	497,459,546	3,466	110	1,801	5,377
Shares issued under DRIP	313,879	23	-	-	23
Stock compensation plans(1)	1,896,489	136	-	(62)	74
Repurchases of common shares(2)	(2,552,386)	(16)	-	-	(16)
Balance, December 31, 2020	497,117,528	3,609	110	1,739	5,458

(1) Movements in contributed surplus include cash payments related to withholding tax on stock compensation plans. Additionally, in 2020, the Company amended its non-employee director compensation plan such that the directors no longer control the decision as to whether DSUs earned as part of their compensation are settled in cash or common shares. As a result, director DSUs are now classified as equity settled and $27 million was reclassified to “Contributed surplus” from “Provisions and other non-current liabilities” on the consolidated statement of financial position.

(2) Stated capital was reduced ($18) million and ($20) million at December 31, 2020 and 2019, respectively, related to the Company’s pre-defined share repurchase plan. See share repurchases below.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Thomson Reuters Annual Report 2020

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan (“DRIP”). Details of dividends declared per common share and dividends paid on common shares are as follows:

	Year ended December 31,

	2020	2019
Dividends declared per common share	$1.52	$1.44
Dividends declared	753	721
Dividends reinvested	(23)	(23)
Dividends paid	730	698

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases – Normal Course Issuer Bid (“NCIB”)

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically executed under a NCIB. Under the current NCIB, the Company may repurchase up to 5 million common shares between January 4, 2021 and January 3, 2022 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchases or such other price as may be permitted by TSX.

Details of share repurchases were as follows:

	Year ended December 31,

	2020	2019
Share repurchases (millions of U.S. dollars)	200	488
Shares repurchased (number in millions)	2.6	7.8
Share repurchases – average price per share in U.S. dollars	$78.37	$62.33

In February 2020, the Company completed the repurchase of $200 million of its common shares under a buyback program announced in October 2019. Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered such a plan with its broker on December 29, 2020. As a result, the Company recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31, 2020 with a corresponding amount recorded in equity in the consolidated statement of financial position (2019 – $200 million). In February 2021, the Company completed the repurchase of $200 million of its common shares under its NCIB, which began in January 2021.

Thomson Reuters Annual Report 2020

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2020 and 2019, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Note 25: Share-Based Compensation

The Company operates equity-settled compensation plans under which it receives services from employees as consideration for equity instruments of the Company. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 69,150,969 common shares. As of December 31, 2020, there were 11,106,551 awards available for grant (2019 – 12,703,952). The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

Equity-settled

Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date
TRSUs	Up to five years	Closing common share price	Fair value on business day prior to grant date
PRSUs	Three-year performance period	Closing common share price	Fair value on business day prior to grant date

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2020 and 2019 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2020	2019
Weighted-average fair value ($)	6.73	5.65
Weighted-average of key assumptions:
Share price ($)	75.96	54.48
Exercise price ($)	75.96	54.48
Risk-free interest rate	0.9%	2.6%
Dividend yield	3.1%	3.3%
Volatility factor	16%	15%
Expected life (in years)	5	5

Thomson Reuters Annual Report 2020

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $75.68 and $59.97 for the years ended December 31, 2020 and 2019, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made in 2019 and 2020. The weighted-average fair value of PRSUs granted was $75.95 and $54.78 for the years ended December 31, 2020 and 2019, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 20,388,909 common shares can be purchased through the ESPP.

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	Total	Weighted- Average Exercise Price($)(1)
Awards outstanding (in thousands):
Outstanding at December 31, 2018	8,459	2,419	1,594	12,472	39.11
Granted	908	818	456	2,182	54.48
Exercised	(3,971)	(483)	(1,087)	(5,541)	38.21
Forfeited	(322)	(259)	(82)	(663)	-
Outstanding at December 31, 2019	5,074	2,495	881	8,450	42.36
Exercisable at December 31, 2019	1,449	-	-	1,449	39.77
Granted	1,113	573	398	2,084	75.96
Exercised	(2,575)	(660)	(463)	(3,698)	40.05
Forfeited	(151)	(283)	(71)	(505)	-
Outstanding at December 31, 2020	3,461	2,125	745	6,331	54.06
Exercisable at December 31, 2020	577	-	-	577	44.35

(1) Represents the weighted-average exercise price for stock options. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

In 2020, the weighted-average share price at the time of exercise for the awards described above was $69.98 per share (2019 - $59.61).

Thomson Reuters Annual Report 2020

Share-based compensation expense for years ended December 31, 2020 and 2019 was as follows:

	Stock Options	TRSUs	PRSUs	ESPP	Total
December 31, 2020	7	40	13	4	64
December 31, 2019	5	35	12	4	56

Relative to the share-based awards outstanding at December 31, 2020, the Company expects to pay approximately $115 million at December 31, 2020 (2019 - $127 million) to tax authorities for employee withholding tax liabilities when these awards are exercised in the future.

The following table summarizes additional information relating to stock options outstanding at December 31, 2020:

Range of exercise prices(1)	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price for Awards Outstanding	Number Exercisable (in thousands)	Weighted-Average Exercise Price for Awards Exercisable
35.01 - 40.00	1,090	7.23	$39.23	276	$38.47
40.01 - 45.00	574	6.17	$42.30	117	$42.30
50.01 - 55.00	753	8.18	$54.36	181	$54.36
60.01 - 65.00	12	8.36	$63.26	3	$63.26
75.01 - 80.00	1,032	9.18	$75.96	-	-
Total	3,461			577

(1) TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Note 26: Employee Benefit Plans

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the TTC plan (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the TTC plan, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, former and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Eligible benefits under the TTC plan increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Thomson Reuters Annual Report 2020

Similar to the TRGP, the Company bears the cost of the TTC plan (less employee contributions). However, the responsibility for the management and governance of the TTC plan lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. To develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. These arrangements are updated in conjunction with the triennial valuations.

Other international locations operate various pension plans in accordance with local regulations and practices.

Plan amendment and curtailment

In December 2020, the Company amended the TRGP to freeze the plan from future service accruals effective January 1, 2023. This amendment resulted in a $119 million gain recognized in “Other operating gains, net” within the consolidated income statement, reflecting a reduction of the TRGP defined benefit obligation.

In 2019, curtailment gains of $8 million were recognized in “Other operating gains, net” reflecting reductions in the number of employees accruing service under various defined benefit plans.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans(1)		OPEB(1)		Total(1)

	2020	2019	2020	2019	2020	2019
As of January 1	(510)	(589)	(119)	(112)	(629)	(701)
Plan income (expense) recognized in income statement:	43	(67)	(3)	(13)	40	(80)
Actuarial gains (losses)	60	(49)	18	(4)	78	(53)
Exchange differences	5	1	2	-	7	1
Contributions paid	28	195	6	8	34	203
Disposals of businesses	-	-	-	1	-	1
Other	2	(1)	(2)	1	-	-
Net plan obligations as of December 31	(372)	(510)	(98)	(119)	(470)	(629)
Net plan surpluses recognized in non-current assets					128	85
Net plan obligations recognized in non-current liabilities					(598)	(714)

(1) Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Analysis of material defined benefit plans

The following analysis relates to the Company’s most significant defined benefit plans, the largest of which are in the U.S. and the U.K.

The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded(1)		OPEB		Total

As of December 31,	2020	2019	2020	2019	2020	2019	2020	2019
Present value of plan obligations	(3,915)	(3,628)	(317)	(299)	(75)	(102)	(4,307)	(4,029)
Fair value of plan assets	3,867	3,428	-	-	-	-	3,867	3,428
Net plan obligations	(48)	(200)	(317)	(299)	(75)	(102)	(440)	(601)
Net plan surpluses	125	83	-	-	-	-	125	83
Net plan obligations	(173)	(283)	(317)	(299)	(75)	(102)	(565)	(684)

(1) Unfunded pension plans consist of SERPs for eligible employees.

Thomson Reuters Annual Report 2020

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligations	Funded		Unfunded		OPEB		Total

As of December 31,	2020	2019	2020	2019	2020	2019	2020	2019
Opening defined benefit obligation	(3,628)	(3,164)	(299)	(279)	(102)	(104)	(4,029)	(3,547)
Current service cost	(44)	(39)	(1)	(2)	-	(1)	(45)	(42)
Administration fees	(7)	(11)	(1)	(1)	-	-	(8)	(12)
Interest cost	(103)	(119)	(9)	(12)	(3)	(4)	(115)	(135)
Actuarial losses from changes in financial assumptions(1)	(406)	(497)	(20)	(27)	(10)	(8)	(436)	(532)
Actuarial gains from changes in demographic assumptions	23	52	2	4	1	1	26	57
Experience (losses) gains(2)	(20)	1	(3)	(4)	28	6	5	3
Contributions by employees	(1)	(1)	-	-	(2)	(2)	(3)	(3)
Benefits paid	190	172	20	22	8	10	218	204
Administration fees disbursements	7	11	-	-	-	-	7	11
Curtailment gain	-	8	-	-	-	-	-	8
Plan amendments(3)	119	-	(4)	-	-	-	115	-
Exchange differences	(43)	(42)	(2)	(1)	-	-	(45)	(43)
Other	(2)	1	-	1	5	-	3	2
Closing defined benefit obligation	(3,915)	(3,628)	(317)	(299)	(75)	(102)	(4,307)	(4,029)

(1) Losses in 2020 and 2019 were primarily associated with a decrease in discount rates used to measure the obligation.

(2) In 2020, OPEB experience gains reflect lower costs due to transition of the U.S. retiree medical plan from self-insured to an insurance company.

(3) In 2020, gains primarily relate to a plan amendment to freeze the TRGP from future service accruals effective January 1, 2023.

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

As of December 31,	2020	2019	As of December 31,	2020	2019
Active employees	27%	30%	U.S.	69%	70%
Deferred	35%	33%	U.K.	27%	26%
Retirees	38%	37%	Rest of world	4%	4%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted-average duration of plan obligations for the TRGP and TTC in 2020 were 17 years (2019 – 17 years) and 18 years (2019 – 18 years), respectively.

Thomson Reuters Annual Report 2020

Plan assets

The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total

As of December 31,	2020	2019	2020	2019	2020	2019	2020	2019
Opening fair value of plan assets	3,428	2,857	-	-	-	-	3,428	2,857
Interest income(1)	94	110	-	-	-	-	94	110
Return on plan assets excluding amounts included in interest income(2)	482	424	-	-	-	-	482	424
Contributions by employer	7	173	20	22	6	8	33	203
Contributions by employees	1	1	-	-	2	2	3	3
Benefits paid	(190)	(172)	(20)	(22)	(8)	(10)	(218)	(204)
Administration fees disbursements	(7)	(11)	-	-	-	-	(7)	(11)
Exchange differences	51	43	-	-	-	-	51	43
Other	1	3	-	-	-	-	1	3
Closing fair value of plan assets	3,867	3,428	-	-	-	-	3,867	3,428

(1) Interest income is calculated using the discount rate for the period.

(2) Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate.

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

Thomson Reuters Annual Report 2020

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted(1)		Unquoted		Total

As of December 31,	2020	2019	2020	2019	2020	2019
Equities(2)
U.S.	157	144	65	50	222	194
U.K.	3	6	-	-	3	6
All other	109	92	526	479	635	571
Total Equities	269	242	591	529	860	771
Bonds(3)
Corporate
U.S.	226	201	791	698	1,017	899
U.K.	-	-	-	149	-	149
All other	3	2	109	54	112	56
Government
U.S.	3	2	631	552	634	554
All other	4	3	13	11	17	14
Other fixed income	73	68	183	112	256	180
Total Bonds	309	276	1,727	1,576	2,036	1,852
Multi-asset(4)
U.K.	-	7	-	-	-	7
All other	1	-	134	133	135	133
Total Multi-asset	1	7	134	133	135	140
Property	4	2	-	-	4	2
Insurance	-	-	36	38	36	38
Derivatives	-	-	679	266	679	266
Cash and cash equivalents	12	11	97	341	109	352
Other	1	1	7	6	8	7
Total	596	539	3,271	2,889	3,867	3,428

(1) Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2) Equities include direct shareholdings and funds focused on equity strategies.

(3) Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4) Multi-asset includes funds that invest in a range of asset classes.

As of December 31, 2020 and 2019, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2020, the Company contributed $33 million to its material defined benefit plans. In 2019, the Company contributed $203 million to its material defined benefit plans including $167 million that was contributed to the TTC plan in February 2019 to satisfy U.K. pension law funding obligations arising from the sale of the Financial & Risk business.

In 2021, the Company expects to contribute approximately $39 million to its material defined benefit plans, $6 million in accordance with the normal funding policy of funded plans and $33 million for claims expected to arise under unfunded and OPEB plans.

Thomson Reuters Annual Report 2020

From time to time, the Company may elect to make voluntary contributions to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2020.

Actuarial assumptions

The weighted-average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB

As of December 31,	2020	2019	2020	2019	2020	2019
Discount rate	2.22%	2.94%	2.59%	3.31%	2.05%	3.03%
Inflation assumption	2.78%	3.19%	2.71%	2.37%	-	-
Rate of increase in salaries	3.48%	3.44%	1.75%	3.50%	3.50%	3.40%
Rate of increase in pension payments	2.79%	3.03%	2.75%	3.05%	-	-
Medical cost trend	-	-	-	-	7.50%	6.25%

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $160 million as of December 31, 2020.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices. For the TTC plan, a 0.25% increase or decrease in the rate of increase in pension payments would have increased or decreased the defined benefit obligation by approximately $25 million. Given the freezing of the TRGP plan effective January 1, 2023, the rate of increase in salaries assumption no longer has a material impact on the defined benefit obligation sensitivity analysis.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.5% for 2020, which is reduced gradually to 4.8% in 2032. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $6 million at December 31, 2020.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2020 are based on the following:

•	TRGP: Pri 2012/MP-2020 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.

Thomson Reuters Annual Report 2020

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2020 and 2019 and a plan participant at age 40 as of December 31, 2020 and 2019 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2020	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 2020 at age 65	21	23
Employee age 40 as of December 31, 2020 retiring at age 65	23	24

December 31, 2019	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 2019 at age 65	22	23
Employee age 40 as of December 31, 2019 retiring at age 65	24	25

For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $100 million as of December 31, 2020.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•

Investment risk: Returns on plan assets may not be sufficient to fund plan obligations. To mitigate such risk, plan fiduciaries maintain investment policies and periodically review investment allocations to ensure adequate support of funding objectives. Additionally, plan fiduciaries review fund manager performance against benchmarks for specific investment mandates.

•

Interest rate risk: A fall in interest rates will increase the value of the plan obligations as well as the fixed income investments used to fund the obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. As a result, plan liabilities may increase faster than assets in a declining interest rate environment, potentially requiring the Company to make additional contributions. Diversified asset allocations mitigate this risk by creating the potential to outperform increases in liabilities and to reinvest excess returns in liability matching assets, reducing the need for Company contributions.

•

Inflation risk: Actual pension increases linked to inflation may exceed expectations, resulting in higher than anticipated plan obligations. To mitigate this risk, certain plan assets are invested in hedging assets, which may include derivatives and inflation-linked bonds.

•	Currency risk: In some plans, obligations denominated in local currency may be partially funded by foreign investments. To hedge this currency mismatch, derivatives may be used.

•

Liquidity risk: If a plan has insufficient cash to fund near term benefit payments, the Company may have to make additional contributions or unexpected changes in asset allocations may be required. This risk is mitigated as near-term pension payments are reasonably known and plans generally hold short-term debt securities to fund such payments.

•

Mortality risk: Life expectancy may improve at a faster rate than expected, resulting in higher plan obligations. To mitigate this risk, life expectancy assumptions are reviewed in connection with periodic valuations.

For defined benefit retiree medical plans, the material risks are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Thomson Reuters Annual Report 2020

Analysis of income and expense

Defined benefit plan (income) expense for material defined benefit plans for years ended December 31, 2020 and 2019 was as follows:

Income Statement(1)	Funded		Unfunded		OPEB		Total

Year ended December 31,	2020	2019	2020	2019	2020	2019	2020	2019
Current service cost	44	39	1	2	-	1	45	42
Net interest cost	9	9	9	12	3	4	21	25
Administration fees	7	11	1	1	-	-	8	12
Curtailment gain	-	(8)	-	-	-	-	-	(8)
Plan amendments(2)	(119)	-	4	-	-	-	(115)	-
Defined benefit plan (income) expense	(59)	51	15	15	3	5	(41)	71

(1) Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5. Net interest cost is reported in “Finance costs, net” as set out in note 7.

(2) Related to the TRGP amendment to freeze the plan from future service accruals effective January 1, 2023.

Analysis of other comprehensive (income) loss

The following summarizes amounts recognized in other comprehensive (income) loss for material defined benefit plans:

Other Comprehensive (Income) Loss	Funded		Unfunded		OPEB		Total

Year ended December 31,	2020	2019	2020	2019	2020	2019	2020	2019
Remeasurement losses (gains) on defined benefit obligation:
Due to financial assumption changes	406	497	20	27	10	8	436	532
Due to demographic assumption changes	(23)	(52)	(2)	(4)	(1)	(1)	(26)	(57)
Due to experience	20	(1)	3	4	(28)	(6)	(5)	(3)
Return on plan assets greater than discount rate	(482)	(424)	-	-	-	-	(482)	(424)
Total recognized in other comprehensive (income) loss before taxation	(79)	20	21	27	(19)	1	(77)	48

Accumulated Comprehensive Loss (Income)	Funded		Unfunded		OPEB		Total

	2020	2019	2020	2019	2020	2019	2020	2019
Balance of accumulated comprehensive loss (income) at January 1	1,391	1,371	82	55	(87)	(88)	1,386	1,338
Net actuarial (gains) losses recognized in the year	(79)	20	21	27	(19)	1	(77)	48
Total accumulated comprehensive loss (income) at December 31,	1,312	1,391	103	82	(106)	(87)	1,309	1,386

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company matching contributions. Total expense related to defined contribution plans was $78 million in 2020 (2019—$75 million), which approximates the cash outlays related to the plans.

Thomson Reuters Annual Report 2020

Note 27: Leases

Lessee

In the ordinary course of business, the Company enters leases primarily for property and equipment. The carrying amount and the related depreciation for the right-of-use assets for the years ending December 31, 2020 and 2019 were as follows:

	Land, Buildings and Building Improvements	Computer Equipment	Furniture, Fixtures and Other Equipment	Total
Year ended December 31, 2020
Carrying amount	171	49	2	222
Depreciation	67	22	1	90
Year ended December 31, 2019
Carrying amount	213	40	1	254
Depreciation	52	1	1	54

Expenses related to short-term leases were $6 million and $27 million and were recognized in the consolidated income statement for the years ending December 31, 2020 and 2019, respectively.

For the years ending December 31, 2020 and 2019, cash outflows for leases, which include payments of lease principal, interest, short-term and low value leases, were $96 million and $88 million, respectively.

The following table sets forth the Company’s future aggregate undiscounted non-cancellable lease payments over the lease term as well as its discounted lease liabilities as reported in the consolidated statement of financial position as of December 31, 2020 and 2019:

	December 31,

	2020	2019
Within 1 year	92	80
Between 1 and 2 years	76	75
Between 2 and 3 years	49	60
Between 3 and 4 years	39	41
Between 4 and 5 years	29	34
Later than 5 years	44	64
Total undiscounted cash flows	329	354
Lease liabilities included in the consolidated statement of financial position
Current	83	69
Non-current	223	253

As of December 31, 2020 and 2019, the Company was committed to leases with future cash outflows totaling $134 million and $190 million, respectively, which had not yet commenced and therefore are not accounted for as a liability as of December 31, 2020 and 2019, respectively. A liability and corresponding right-of-use asset will be recognized for these leases at the lease commencement date.

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

Thomson Reuters Annual Report 2020

Lessor

The Company may act as a sub-lessor to recover costs associated with leased office space it no longer requires for its business.

Operating lease income of $20 million and $10 million was recognized in the consolidated income statement for the years ending December 31, 2020 and 2019, respectively.

The Company is entitled to receive the following aggregate undiscounted payments for finance leases as of December 31, 2020 and 2019:

	December 31,

	2020	2019
Within 1 year	8	9
Between 1 and 2 years	7	8
Between 2 and 3 years	7	7
Between 3 and 4 years	7	6
Between 4 and 5 years	5	7
Later than 5 years	2	7
Total undiscounted lease payments to be received	36	44
Unearned finance income	(3)	(4)
Net investment in leases	33	40

Note 28: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,

	2020	2019
Non-cash employee benefit charges	160	157
Net (gains) losses on foreign exchange and derivative financial instruments	(28)	47
Share of post-tax losses in equity method investments	544	599
Revaluation of Refinitiv warrants (see note 6)	(82)	(419)
Fair value adjustments	(10)	-
Other(1)	(163)	1
	421	385

(1) Includes $119 million gain related to an amendment to the Company’s U.S. pension plan. See note 26.

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,

	2020	2019
Trade and other receivables	29	116
Prepaid expenses and other current assets	8	25
Other financial assets	2	(17)
Payables, accruals and provisions	(133)	(220)
Deferred revenue	19	(10)
Other financial liabilities	(2)	17
Income taxes	250	(71)
Other	(71)	(87)
	102	(247)

Thomson Reuters Annual Report 2020

Details of income taxes (paid) received are as follows:

	Year ended December 31,

	2020	2019
Operating activities - continuing operations	(52)	(268)
Operating activities - discontinued operations	2	(45)
Investing activities - continuing operations	(114)	(1)
Total income taxes paid	(164)	(314)

Note 29: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Acquisitions also included investments in equity method investments and asset acquisitions.

Acquisition activity

The number of acquisitions completed, and the related total consideration during 2020 and 2019 were as follows:

	Year ended December 31,

	2020		2019

	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Businesses acquired	2	166	4	1,049
Less: Cash acquired		(4)		(59)
Businesses acquired, net of cash	2	162	4	990
Investments in businesses	-	1	-	4
Contingent consideration payments		4		-
Asset acquisitions	-	-	1	4
	2	167	5	998

The following describes some of the acquisitions completed during 2020 and 2019:

Date	Company	Acquiring Segments	Description
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.
August 2020	CaseLines	Legal Professionals	A provider of a cloud-based, evidence sharing platform that allows courts, law enforcement, prosecutors and legal practitioners to digitally collaborate, share and participate in virtual and physical court proceedings.
July 2019	Confirmation	Tax & Accounting Professionals/Corporates	A provider of digital audit confirmation services to accounting firms, banks and law firms.
July 2019	HighQ	Legal Professionals/Corporates	A provider of collaboration tools to the legal and regulatory market segments.
October 2019	FC Business Intelligence	Reuters News	A global business-to-business events specialist that was rebranded as Reuters Events.

Thomson Reuters Annual Report 2020

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Year ended December 31,

	2020	2019
Cash and cash equivalents	4	59
Trade receivables	4	13
Prepaid expenses and other current assets	1	7
Current assets	9	79
Property and equipment	-	7
Computer software	25	78
Other identifiable intangible assets	23	309
Total assets	57	473
Payables and accruals	(7)	(29)
Deferred revenue	(6)	(25)
Other financial liabilities	(2)	(1)
Current liabilities	(15)	(55)
Provisions and other non-current liabilities	(2)	(5)
Deferred tax	(7)	(79)
Total liabilities	(24)	(139)
Net assets acquired	33	334
Goodwill	133	715
Total	166	1,049

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2020 and 2019 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 30: Contingencies, Commitments and Guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Thomson Reuters Annual Report 2020

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In February 2018, the U.K. tax authority, HM Revenue & Customs (“HMRC”), issued notices of assessment under the Diverted Profits Tax (“DPT”) regime for the 2015 taxation year of certain of the Company’s current and former U.K. affiliates. The Company paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the Diverted Profits Tax regime, the Company appealed these assessments in July 2019 to obtain a refund. HMRC has opened audit enquiries of subsequent taxation years and in February 2021 issued final DPT notices for the 2016 taxation year aggregating $90 million, which the Company is required to pay in March 2021. In addition, based on recent discussions with HMRC, management believes it is reasonably possible that HMRC may issue similar notices in the next 6 to 12 months for one or more other taxation years, largely related to businesses that the Company has sold and that are subject to indemnity arrangements. If that occurs, the Company will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty, shortly thereafter. If the Company is required to make any additional tax payments, which could be as much as $600 million to $700 million, it intends to vigorously defend its position by contesting the assessments through all available administrative and judicial remedies. The large majority of the anticipated amounts in dispute relates to the Company’s Financial & Risk business, which was divested in 2018. Any payment made by the Company would not be a reflection of its view on the merits of the case. Because management believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on the Company’s financial condition taken as a whole. As a result, the Company would expect to record substantially all of any potential future payments as non-current receivables from HMRC and the indemnity counterparty on its financial statements since the Company would expect to receive refunds of substantially all of any amounts paid pursuant to these notices of assessment. The Company expects that its existing sources of liquidity (as discussed in note 19) will be sufficient to fund any required payments.

Dispositions

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities, including as in the “Uncertain tax positions” section above. The Company does not believe based upon current facts and circumstances described that additional payments in connection with these transactions would have a material adverse impact on the Company’s financial condition taken as a whole.

Thomson Reuters Annual Report 2020

Unconditional purchase obligations

The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations as of December 31, 2020 and 2019 are as follows:

	December 31,

	2020	2019
Within 1 year	316	300
Between 1 and 2 years	277	219
Between 2 and 3 years	242	180
Between 3 and 4 years	71	160
Between 4 and 5 years	13	62
Later than 5 years	-	1
	919	922

Note 31: Related Party Transactions

As of December 31, 2020, the Company’s principal shareholder, The Woodbridge Company Limited (“Woodbridge”), beneficially owned approximately 66% of the Company’s common shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to the Company’s results of operations or financial condition either individually or in the aggregate.

Transactions with Refinitiv

In October 2018, the Company sold a 55% interest in its former Financial & Risk business to private equity funds affiliated with Blackstone, and retained a 45% interest in the company, which is now known as Refinitiv. As part of the transaction, Reuters News and Refinitiv have an agreement pursuant to which Reuters News supplies news and editorial content to Refinitiv for a minimum amount of revenues through October 1, 2048. In 2020 and 2019, the Company recorded $336 million of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the year ended December 31, 2020, the Company recorded $24 million of income in “Other operating gains, net” within the consolidated income statement under this license (2019 – $23 million).

Additionally, the Company and Refinitiv sell products and services to each other in the normal course of business. These transactions are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

To facilitate the separation, the Company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, the Company and Refinitiv extended property leases to each other, including the 3 Times Square property in New York, New York, which the Company leases from Refinitiv. For the years ended December 31, 2020 and 2019, the Company recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Provided by Thomson Reuters to Refinitiv Contra-expense		Provided by Refinitiv to Thomson Reuters (Expense)

	Year ended December 31,		Year ended December 31,

	2020	2019	2020	2019
Transitional services	8	26	(15)	(52)
Properties leased	23	39	(13)	(34)

Thomson Reuters Annual Report 2020

As of December 31, 2020, the Company owed $59 million (2019 – $79 million) to Refinitiv under non-cancellable leases and Refinitiv owed the Company $15 million (2019 – $56 million) under non-cancellable lease agreements (see note 27).

At December 31, 2020, the consolidated statement of financial position included a receivable from Refinitiv of $112 million (2019 – $135 million) and a payable to Refinitiv of $100 million (2019 – $102 million) related to all transactions between the two companies.

Transactions with other associates and joint ventures

From time to time, the Company enters transactions with its investments in other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business and are not material to the Company’s results of operations or financial condition either individually or in the aggregate.

Compensation of key management personnel

Key management personnel compensation, including directors, was as follows:

	Year ended December 31,

	2020	2019
Salaries and other benefits	41	60
Share-based payments	16	20
Total compensation	57	80

Key management personnel are comprised of the Company’s directors and executive officers.

Note 32: Subsequent Events

Sale of Refinitiv to LSEG

On January 29, 2021, the Company and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all share transaction. As of the closing date, the Company indirectly owned approximately 82.5 million LSEG shares, which had a market value of approximately $9.8 billion based on LSEG’s closing share price on January 28, 2021. The Company’s interest in LSEG shares are held through an entity jointly owned with Blackstone’s consortium.

Subject to certain exceptions, the Company and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for its LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), the Company and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares that were issued. The lock-up arrangement will terminate on January 29, 2025.

The Company expects to record a pre-tax gain on the transaction of approximately $8.5 billion in “Share of post-tax earnings (losses) in equity method investments” within the consolidated income statement in the first quarter of 2021. In the future, the Company will account for its investment in LSEG at fair value, based on the share price of LSEG. The change in value of the investment will be also be recorded in “Share of post-tax earnings (losses) in equity method investments” because the Company holds its LSEG shares through an entity that is jointly owned by Blackstone’s consortium and the Company, over which the Company has significant influence. As the joint entity owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG nor the Refinitiv business, the investment may be accounted for by the joint entity at fair value.

2021 dividends

In February 2021, the Company announced a $0.10 per share increase in the annualized dividend to $1.62 per common share, which was approved by the Company’s board of directors. A quarterly dividend of $0.405 per share will be paid on March 17, 2021 to shareholders of record as of March 5, 2021.

Thomson Reuters Annual Report 2020

Executive Officers and Directors

Executive Officers

The following individuals are our executive officers as of March 3, 2021.

Name	Age	Title

Steve Hasker	51	President & Chief Executive Officer

Michael Eastwood	54	Chief Financial Officer

Brian Peccarelli	60	Chief Operating Officer, Customer Markets

Kirsty Roth	45	Chief Operations & Technology Officer

David Wong	36	Chief Product Officer

Paul Fischer	55	Interim President, Legal Professionals

Charlotte Rushton	51	President, Tax & Accounting Professionals

Sunil Pandita	41	President, Corporates

Michael Friedenberg	54	President, Reuters News

Mary Alice Vuicic	53	Chief People Officer

Thomas Kim	49	Chief Legal Officer & Company Secretary
Stephane Bello(1)	60	Vice Chairman & President, Enterprise Centre

(1) Stephane plans to retire from Thomson Reuters on March 15, 2021.

Steve Hasker has been President and Chief Executive Officer and a director of our company since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, Steve was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve is based in Toronto, Ontario, Canada.

Michael Eastwood has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina. Mike is based in Toronto, Ontario, Canada.

Brian Peccarelli has been Chief Operating Officer, Customer Markets since June 2018. Prior to June 2018, Brian was President of the Tax & Accounting business for seven years. Prior to February 2011, Brian was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Brian joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. He received a JD from Hamline University School of Law, a BA in accounting and business administration from Carthage College and an MBA from Southern Methodist University. Brian is based in Carrollton, Texas, United States.

Thomson Reuters Annual Report 2020

Kirsty Roth has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty received a bachelor’s degree in Chemistry from the University of Bristol. Kirsty resides in Schindellegi, Switzerland.

David Wong has been Chief Product Officer since July 2020. Prior to joining Thomson Reuters, David worked at Facebook as Product Management Lead from January 2019 to June 2020 and Product Manager from February 2018 to January 2019. David served as SVP of Product Leadership of Nielsen Holdings PLC from November 2014 to February 2018 and prior to that, served as Nielsen’s VP of Product Leadership from May 2011 to November 2014. David was also a consultant at McKinsey & Company from August 2006 to March 2011. He holds a degree in Engineering Science from the University of Toronto, where he specialized in applied physics and electrical engineering. David resides in Toronto, Ontario, Canada.

Paul Fischer has been Interim President, Legal Professionals since June 2020. Prior to that, Paul was the Chief Financial Officer, Legal Professionals from December 2011 to June 2020. Prior to that, he held a number of other key leadership positions within the organization including Chief Financial Officer, US Law Firms and VP Finance, Business of Law. He holds a BS degree in Accounting from the University of South Dakota. Paul resides in Inver Grove Heights, Minnesota, United States.

Charlotte Rushton has been President, Tax & Accounting Professionals since June 2018. Prior to that, Charlotte was Managing Director, US Law Firms, Legal from September 2014 through June 2018. From October 2012 through September 2014, Charlotte led the Tax & Accounting business operations serving corporations and accounting firms across Asia Pacific and Europe. Prior to joining Thomson Reuters in May 2007, she was a partner and leader of the business strategy capability for Computer Sciences Corporation. She holds a master’s degree in engineering from the University of Cambridge. Charlotte resides in Plano, Texas, United States.

Sunil Pandita has been President, Corporates, since November 2020. Previously, Sunil served as Vice President & General Manager for Connected Industrial of Honeywell from May 2019 to November 2020. Before that, Sunil held a number of senior positions with Hewlett Packard Enterprises, including Vice President and General Manager and Vice President, Head of Strategy and Sales Enablement from December 2015 to June 2019. He also held various positions at McKinsey & Company and Dell Inc. earlier in his career. He holds a bachelor’s degree from Veermata Jijabai Technological Institute, a master’s degree in computer science from Texas A&M University and an MBA from Northwestern University’s Kellogg School of Management. Sunil resides in Dallas, Texas, United States.

Michael Friedenberg has been President, Reuters News since December 2018. Previously, Michael served as global Chief Executive Officer of IDG Communications, a media, data and services firm, from November 2013 to October 2017. Before that, Michael held senior executive positions with IDG Communications US and IDG Enterprise from November 2009 to November 2013. Michael also held senior executive positions from CXO Media and CXO Media & Network World from June 2005 to November 2009. Michael holds a BA in business finance from the University of Delaware’s Lerner College of Business and Economics. Michael resides in Blue Bell, Pennsylvania, United States.

Mary Alice Vuicic has been Chief People Officer since November 2017. Previously, Mary Alice served as the Global Chief Human Resources Officer for L Brands, a portfolio of retail brands, from October 2015 to October 2017. Before that, Mary Alice was Executive Vice President, Human Resources & Labour Relations at Loblaw Companies Ltd. from March 2014 to May 2015 and she was Chief Administrative Officer & Executive Vice President at Shoppers Drug Mart from January 2007 to March 2014 prior to its acquisition by Loblaw Companies Ltd. Mary Alice has also held senior executive roles at Walmart Canada and Chapters/Indigo. Mary Alice is also a director of the Business Development Bank of Canada where she chairs the Human Resources Committee. She has a BA degree from the University of Windsor. Mary Alice resides in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2020

Tom Kim has been Chief Legal Officer & Company Secretary since August 2019. From January 2019 to August 2019, he was General Manager, Global Separation Execution, leading the overall separation of Refinitiv from Thomson Reuters. From January 2017 to December 2018, he was Managing Director of Thomson Reuters’ businesses in China. From April 2014 to December 2016, he was Thomson Reuters’ Chief Compliance Officer and General Counsel, Global Growth & Operations. Tom has also held several other legal executive roles within the organization, including as a business unit general counsel. Before joining Reuters in 1999, Tom practiced law at Baker & McKenzie and Hancock, Rothert & Bunshoft (now Duane Morris) in San Francisco. Tom obtained undergraduate and law degrees from Stanford University. Tom is based in Toronto, Ontario, Canada.

Stephane Bello has been Vice Chairman and President, Enterprise Centre, since March 2020 and plans to retire from Thomson Reuters on March 15, 2021. Prior to March 2020, Stephane had been Chief Financial Officer since January 2012. Prior to that, Stephane was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Stephane joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Stephane held several positions at General Motors. Stephane holds degrees in law and economic law from the Université libre de Bruxelles. Stephane resided in Zug, Switzerland while working as Vice Chairman, Enterprise Centre.

Thomson Reuters Annual Report 2020

Directors

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 3, 2021 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders (scheduled to be held on June 9, 2021) or until the director resigns or a successor is elected or appointed.

All of our directors were elected at our 2020 annual meeting of shareholders except for Simon Paris and Deanna Oppenheimer, who were both appointed on November 11, 2020.

		Committee Memberships

Name	Age	Audit	Corporate Governance	Human Resources	Risk	Director Since

David Thomson, Chairman	63					1988

Steve Hasker	51					2020

Kirk E. Arnold	61		•	•	Chair	2020

David W. Binet, Deputy Chairman	63		•	•	•	2013

W. Edmund Clark, C.M.	73		•	Chair		2015

Michael E. Daniels	66	•	Chair	•	•	2014

Kirk Koenigsbauer	53	•			•	2020

Deanna Oppenheimer	62	•	•			2020

Vance K. Opperman, Lead Independent Director	78	•	•	•	•	1996

Simon Paris	51	•				2020

Kim M. Rivera	52	•			•	2019

Barry Salzberg	67	Chair	•		•	2015

Peter J. Thomson	55			•		1995

Wulf von Schimmelmann	74		•	•		2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge. David resides in Toronto, Ontario, Canada.

Steve Hasker has been President and Chief Executive Officer of Thomson Reuters since March 15, 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve is based in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2020

Kirk E. Arnold has been Executive-in-Residence at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. She is a non-executive director of Epiphany Technology Acquisition Corp., Ingersoll-Rand plc and Trane Technologies. Kirk also serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor’s degree from Dartmouth College. Kirk resides in Kennebunk, Maine, United States.

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. David is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. David served as Chairman of the Thomson Reuters Foundation from October 1, 2009 through March 14, 2020. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. David has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University. David resides in Toronto, Ontario, Canada.

W. Edmund Clark, C.M. is a corporate director. Ed served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Ed was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Ed was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Ed has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. Ed has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. Ed resides in Toronto, Ontario, Canada.

Michael E. Daniels is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a director of SS&C Technologies Holdings, Inc. and Johnson Controls International plc. Mike has a bachelor’s degree in political science from Holy Cross College. Mike resides in Hilton Head, South Carolina, United States.

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor’s degree from Colby College. Kirk resides in Seattle, Washington, United States.

Deanna Oppenheimer is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012 and has also served as a senior advisor to Bain & Company since 2013. From 2005 to 2011, she served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. She is also chair of the board of directors of Hargreaves Lansdown plc and the senior independent director of Tesco plc. Deanna received a BA from the University of Puget Sound. Deanna resides in Seattle, Washington, United States.

Thomson Reuters Annual Report 2020

Vance K. Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Vance was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. Vance has a law degree from the University of Minnesota and practiced law for many years. Vance resides in Minneapolis, Minnesota, United States.

Simon Paris is Chief Executive Officer of Finastra, a global financial technology (fintech) provider. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. He currently chairs the World Trade Board, an organization initiated by Finastra that is made up of global leaders, innovative thinkers, industry influencers and subject matter experts from the different corners of trade, finance and commerce. He is also a member of the board of directors of Everbridge, Inc. Simon holds a BA from the European Business School and an MBA from INSEAD. Simon resides in London, United Kingdom.
Kim M. Rivera has been Special Advisor to the CEO of HP Inc. since February 2021. Kim was previously President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. Kim has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School. Kim resides in Woodside, California, United States.

Barry Salzberg is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Barry is Chairman of the Board of Directors of 10EQS and has previously served as a Board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. He is also a non-executive director of Blue Apron Holdings, Inc. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Barry resides in New York, New York, United States.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario. Peter resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. Wulf was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Wulf was also previously Chairman of the Supervisory Board of Deutsche Post DHL AG, a member of the Supervisory Board of Deutsche Teleknow and Allianz Deutschland AG, a director of Western Union Company, Accenture plc and Deutsche Post DHL AG, and Chair of BAWAG P.S.K. Wulf received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Wulf resides in Berg-Leoni, Germany.

Thomson Reuters Annual Report 2020

Audit Committee

The Audit Committee comprises Barry Salzberg (Chair), Michael E. Daniels, Kirk Koenigsbauer, Deanna Oppenheimer, Vance K. Opperman, Simon Paris and Kim M. Rivera. The Audit Committee is comprised entirely of independent directors. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•  Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•  Former Professor at Columbia Business School

•  Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

Michael E. Daniels

•  Over 25 years of executive experience at IBM

•  Former member of the Tyco International Ltd. audit committee

•  Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors

Kirk Koenigsbauer	• Over 18 years of executive experience at Microsoft • Responsible for product planning, pricing, sales, marketing and ecosystem development for various Microsoft offerings
Deanna Oppenheimer

•  Former Vice Chair of Global Retail Banking of Barclays PLC

•  Former President of Consumer Banking of Washington Mutual, Inc.

•  Former member of AXA Global Insurance audit committee

•  Former member of NCR Corporation audit committee

Vance K. Opperman

•  Former President and COO of West Publishing Company

•  President and CEO of Key Investment, Inc.

•  Former Chair of Audit Committee of Thomson Reuters for over 15 years

•  Member of TCF Financial Corporation audit committee

•  Represented financial institutions in securities and financial regulations matters as a practicing attorney

Simon Paris	• Chief Executive Officer of Finastra • Chair of the World Trade Board
Kim M. Rivera	• Former President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly-traded Fortune 500 companies

Thomson Reuters Annual Report 2020

Principal Accountant Fees and Services

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2020 and 2019.

(in millions of U.S. dollars)	2020	2019

Audit fees	$11.9	$13.2

Audit-related fees	1.3	1.4

Tax fees	3.3	4.7

All other fees	0.1	0.1

Total	$16.6	$19.4

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2020 and 2019.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, comfort letter procedures and issuances, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

Thomson Reuters Annual Report 2020

•

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•

For the year ended December 31, 2020, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for David Binet, Ed Clark and Peter Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

A majority of members of the Risk Committee are also independent.

Independent Directors

A majority of the Board is independent. Under the corporate governance guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2021, the Board conducted its annual assessment of the independence of each of its members and determined that nine of the 14 directors (approximately 64%) were independent. In determining independence, the Board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The Board’s determination of independence was also based on responses to questionnaires completed by directors.

In order for the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	We have a Lead Independent Director (Vance Opperman); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, Human Resources Committee and Risk Committee each have a majority of independent directors.

Thomson Reuters Annual Report 2020

Director Independence

Name of Director Nominee	Management	Independent	Not Independent	Reason for Non-Independence

David Thomson			✓	A Chairman of Woodbridge

Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters

Kirk E. Arnold		✓

David W. Binet			✓	President of Woodbridge

W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge

Michael E. Daniels		✓

Kirk Koenigsbauer		✓

Deanna Oppenheimer		✓

Vance K. Opperman		✓

Simon Paris		✓

Kim M. Rivera		✓

Barry Salzberg		✓

Peter J. Thomson			✓	A Chairman of Woodbridge

Wulf von Schimmelmann		✓

Total	1	9	5

David Thomson, David Binet, Ed Clark and Peter Thomson are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined that these relationships were immaterial.

Presiding Directors at Meetings of Non-Management and Independent Directors

Our Board begins each meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

As part of each regularly scheduled Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. The independent directors also will meet as a group as part of any special meetings of the Board. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Six meetings of the independent directors took place in 2020 which were presided over by Vance Opperman.

Thomson Reuters Annual Report 2020

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code), which was updated in June 2020, applies to our employees, directors and officers, including our CEO, CFO and Controller. Our updated Code reflects changes in style and appearance. While the content of the updated Code and its provisions are fundamentally the same, it also reflects certain content updates to make the Code consistent with policies and regulations that have changed in the last few years. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer.

In 2020 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

Additional Disclosures

Additional information regarding the members of our Board of Directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 9, 2021. Each Board committee has a written charter which is publicly available at www.tr.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 3, 2021, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter Thomson are the Chairmen, and David Binet is the President, of Woodbridge, our controlling shareholder. As of March 3, 2021, Woodbridge beneficially owned approximately 66% of our common shares. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge.

Thomson Reuters Annual Report 2020

Additional Information

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. On October 1, 2018, articles of amendment were filed to make certain amendments to our articles of amalgamation related to the Trust Principles and the consent rights of the Thomson Reuters Founders Share Company. Our registered office and principal executive office is located at 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Description of Capital Structure

As of March 3, 2021:

•	Our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

•	We had outstanding 494,854,975 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our Board of Directors, subject to the rights of holders of the preference shares. All dividends declared by our Board of Directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our Board of Directors. Our Board of Directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our Board of Directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Annual Report 2020

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles.

The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share, or effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News. For a discussion of the Thomson Reuters Trust Principles, the Thomson Reuters Founders Share Company and proposed amendments to the Thomson Reuters Trust Principles arrangements, see the “Material Contracts” section below.

Market for Securities

Listings and Index Participation

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

Share Prices

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common Shares (C$)				Common Shares (US$)				Series II Preference Shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2020
January	107.71	92.79	106.39	7,803,293	81.30	71.56	80.34	10,444,952	13.94	12.49	12.55	544,882
February	109.99	98.52	99.71	10,783,533	82.50	73.26	74.48	10,138,117	12.91	11.76	11.81	146,467
March	104.94	75.91	95.88	26,715,460	78.37	52.23	67.86	22,506,924	11.79	7.00	8.65	157,512
April	102.47	90.57	98.07	11,955,177	72.95	63.69	70.51	11,853,383	10.27	8.36	10.20	88,303
May	99.54	89.89	92.22	14,549,708	71.20	64.48	67.36	12,690,104	10.11	9.55	10.11	159,920
June	96.12	90.06	92.24	13,571,547	71.37	66.03	67.97	11,971,903	10.49	9.65	10.00	187,491
July	96.29	90.54	93.46	9,908,119	71.00	66.70	69.84	10,762,699	11.71	9.99	10.75	101,352
August	102.37	92.79	99.71	11,361,909	77.67	69.50	76.37	11,727,735	11.23	10.14	10.35	175,770
September	107.77	98.68	106.26	10,313,183	80.58	74.82	79.77	8,360,958	10.97	10.30	10.50	96,051
October	110.55	102.79	103.58	7,463,882	83.75	77.10	77.85	7,103,272	10.64	10.15	10.35	77,225
November	115.66	102.66	102.94	12,071,091	89.55	78.46	79.33	8,890,670	11.25	10.35	11.24	35,192
December	105.09	101.32	104.18	9,034,953	82.33	78.71	81.89	6,500,976	12.24	10.51	12.24	55,110
2021
January	106.16	99.11	104.27	8,427,354	83.26	78.04	81.55	8,998,144	12.05	11.64	12.00	16,492
February	113.41	101.02	110.70	8,497,013	89.97	80.16	86.89	10,642,43	14.00	11.91	13.51	57,060

Thomson Reuters Annual Report 2020

Dividends

Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our Board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 50% to 60% of annual free cash flow over the long term.

Our Board reviews our dividend policy each fiscal year. In February 2021, we announced that our Board approved an increase to our annualized dividend rate by 10 cents to $1.62 per share (or $0.405 per share on a quarterly basis), effective with our dividend to be paid on March 17, 2021 to common shareholders of record as of March 5, 2021. The declaration of dividends by our Board and the amount of those dividends is at the discretion of the Board.

The following graph shows our annualized dividends per common share for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 3, 2021.

	Dividend Currency (Default)	Dividend Currency (For Electing Holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Stock Info – Dividend Timetable”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

Thomson Reuters Annual Report 2020

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2021.

	Common Shares (US$)	Series II Preference Shares (C$)
2018
Q1	$0.345000	C$	0.146281
Q2	$0.345000	C$	0.150524
Q3	$0.345000	C$	0.161441
Q4	$0.350000	C$	0.170704
2019
Q1	$0.360000	C$	0.170445
Q2	$0.360000	C$	0.172339
Q3	$0.360000	C$	0.174233
Q4	$0.360000	C$	0.174233
2020
Q1	$0.380000	C$	0.168820
Q2	$0.380000	C$	0.106602
Q3	$0.380000	C$	0.107773
Q4	$0.380000	C$	0.107773
2021
Q1	$0.405000	C$	*
*The first quarter 2021 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

Woodbridge

As of March 3, 2021, Woodbridge beneficially owned approximately 66% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Thomson Reuters Annual Report 2020

Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	Corporate governance, including the effectiveness of our Board;

•	Appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	Development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	Capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our Board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

Transfer Agents and Registrars

Type of Shares	Country	Transfer Agent/Registrar	Location of Transfer Facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

Ratings of Debt Securities

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are rated Baa2 (stable) by Moody’s, BBB (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term. On June 22, 2020, Moody’s affirmed Thomson Reuters’ Baa rating and changed the rating outlook to Stable, from Negative.

Thomson Reuters Annual Report 2020

Standard & Poor’s Global Ratings (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

LSEG Transaction

On January 29, 2021, Thomson Reuters and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all-share transaction. The following sets forth certain provisions that we have agreed to in connection with the closing of the sale.

As of March 3, 2021, Thomson Reuters indirectly owned approximately 82.5 million LSEG shares. Thomson Reuters’ interest in LSEG shares are held through an entity jointly owned with Blackstone’s consortium. Our company and Blackstone’s consortium hold a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying, in aggregate, less than 30% of the total voting rights in LSEG). Blackstone’s consortium separately was issued additional LSEG shares as part of the transaction related to its Refinitiv preferred stock.

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Thomson Reuters and Blackstone’s consortium are entitled to nominate three non-executive LSEG directors for as long as they hold at least 25% of the LSEG shares, two LSEG directors for as long as they hold at least 17.5% but less than 25% of the LSEG shares and one LSEG director for as long as they hold at least 10% but less than 17.5% of the LSEG shares. For so long as Thomson Reuters and Blackstone’s consortium are entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

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While Thomson Reuters expects that the LSEG transaction will be predominantly tax deferred, approximately $700 million of tax became payable when the deal closed. As permitted under a transaction agreement, Thomson Reuters plans to sell approximately $1 billion of its LSEG shares to generate approximately $750 million of total net proceeds. Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for our LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), Thomson Reuters and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares issued to us. The lock-up arrangement will terminate on January 29, 2025. Once Thomson Reuters and Blackstone’s consortium are released from the lock-up, any disposals of LSEG shares will be subject to orderly marketing restrictions.

Thomson Reuters Annual Report 2020

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A standstill restriction applies to the entity that we jointly own with Blackstone’s consortium under which we (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods.

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During a specified voting commitment period, the entity that we jointly own with Blackstone’s consortium has committed to vote its LSEG shares in line with the LSEG Board’s recommendation, subject to certain exceptions.

•	The entity that we jointly own with Blackstone’s consortium has agreed to a customary non-compete for three years after the closing.

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Each of LSEG and the entity that we jointly own with Blackstone’s consortium has agreed to a customary non-solicit with respect to certain officers and senior executives of the other party for a period of two years after closing. A separate agreement contains the same customary non-solicit provisions with respect to certain officers and senior executives of LSEG, on the one hand, and each of Thomson Reuters, Blackstone, GIC and CPPIB, on the other hand, for two years after closing.

Material Contracts

Credit Agreement

We have a $1.8 billion credit facility which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including for acquisitions and to support for our commercial paper program). We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 112.5 basis points. If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5:0:1 for three quarters after completion, at which time the ratio would revert to 4:5:1. We were in compliance with this covenant at December 31, 2020.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its integrity, independence and freedom from bias in the gathering and dissemination of information and news.

The Trust Principles read as follows:

•	That Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

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That Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

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That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with. The Thomson Reuters Founders Share Company also has certain consultation rights as to the appointments of the president and editor in chief of the news services of Reuters News.

Thomson Reuters Annual Report 2020

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for consideration. The nomination committee also has unique features. Two of its members are appointed in consultation with the European Court of Human Rights (ECHR) and assist in scrutinizing candidates’ suitability. These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other representatives to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia.

The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate. The directors meet with representatives of senior management at the Thomson Reuters Founders Share Company board meetings and Thomson Reuters site visits; the directors of the Thomson Reuters Founders Share Company also have access to our Board, as necessary. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

Directors of the Thomson Reuters Founders Share Company

The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointments, are:

Name	Country	Director Since
Kim Williams (Chairman)	Australia	2016
Steven Turnbull (Deputy Chairman)	U.K.	2013
Yuko Kawamoto	Japan	2011
Pedro Malan	Brazil	2011
Beverly LW Sunn	Hong Kong	2012
Lord Jay of Ewelme	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.	2014
Nicholas Lemann	U.S.	2014
Ory Okolloh	Kenya	2015
President Tarja Halonen	Finland	2016
Ronald G. Close	Canada	2016
Linda Robinson	U.K.	2019
Baroness Lucy Neville-Rolfe	U.K.	2019
Pawel Dangel	Poland	2020
Anne Bouverot	France	2021

Thomson Reuters Annual Report 2020

Prior to May 1, 2014, directors were appointed for an initial term of five years that ends on December 31 following the fifth anniversary of appointment. Those directors are eligible for re-appointment for additional terms of five years and three years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment for an additional term of three years, subject to a maximum term of nine years. However, in 2018, those longest standing directors still on five-year terms voluntarily agreed to stand down at the end of their respective second terms in order to better align the terms of office among directors.

Our company is a party to an Amended and Restated Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Amended and Restated Reuters Support Agreement

In December 2020, Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News entered into an Amended and Restated Reuters Support Agreement. The following is a summary of certain provisions of the agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

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Consent for Sale of Reuters News. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent.

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Business of Reuters News. We agreed to maintain Reuters News as a separate business unit of Thomson Reuters and the sole business unit in our company that carries on the business of providing multimedia news services. We also agreed to provide Reuters News with access to capital and shared services on a basis that is consistent with the terms provided to our other business units. Reuters News will continue to provide services to our company’s other business units, consistent with past practice.

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Refinitiv Agreement. Reuters News has agreed to invest all of the license fees payable under the Refinitiv news and content agreement into the Reuters News business for the term of that agreement. Reuters News also agreed not to amend the Refinitiv agreement in a manner that would negatively impact the annual fee payable under the agreement, significantly increase Reuters News’ costs without reimbursement or amend any provision related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

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Brand License Agreements. Our company and Reuters News agreed not to amend any provisions of the Brand License Agreements (as defined in the Amended and Restated Reuters Support Agreement) related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

Thomson Reuters Annual Report 2020

Principal Subsidiaries

The following provides information about our principal subsidiaries as of December 31, 2020. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2020, have been omitted.

Subsidiary	Jurisdiction of Incorporation/Formation
3276838 Nova Scotia Company	Nova Scotia, Canada
Acritas Limited	England
Bedrijfsbeheer TRA B.V.	The Netherlands
Capital Confirmation Inc.	Delaware, United States
Confirmation.com UK Limited	England
HighQ Solutions Limited	England
International Thomson Reuters BV	The Netherlands
LawBook Holdings BV	The Netherlands
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Netmaster Solutions Limited	England
Reuters News & Media Inc.	Delaware, United States
Reuters News & Media Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (Australia) Pty Limited	Australia
Thomson Reuters (Legal) Inc.	Minnesota, United States
Thomson Reuters (Professional) Australia Limited	Australia
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Tax & Accounting) Inc.	Texas, United States
Thomson Reuters (TRI) Inc.	Delaware, United States
Thomson Reuters America Corporation	Delaware, United States
Thomson Reuters Brasil Conteudo e Tecnologia Ltda	Brazil
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Enterprise Centre GmbH	Switzerland
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Group Limited	England
Thomson Reuters Holdco LLC	Delaware, United States
Thomson Reuters Holdings B.V.	The Netherlands

Thomson Reuters Annual Report 2020

Subsidiary	Jurisdiction of Incorporation/Formation
Thomson Reuters Holdings Inc.	Delaware, United States
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters No. 4 Inc.	Delaware, United States
Thomson Reuters No. 5 LLC	Delaware, United States
Thomson Reuters No. 8 LLC	Delaware, United States
Thomson Reuters U.S. LLC	Delaware, United States
Thomson UK Limited	England
TR (2008) Limited	England
TR Finance LLC	Delaware, United States
TR Holdings Limited	Bermuda
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, United States
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, United States

Interests of Experts

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 10, 2021 in respect of our consolidated financial statements as at December 31, 2020 and December 31, 2019, and for each of the years ended December 31, 2020 and December 31, 2019 and our internal control over financial reporting as at December 31, 2020. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

Further Information and Disclosures

Iran Threat Reduction and Syria Human Rights Act Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2020. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2020, one of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to one customer covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. We did not recognize any revenue or net profit from these sales in 2020. These sales represented approximately 0.01% of our company’s 2020 consolidated revenues. The aggregate gross revenues attributable to these sales in 2020 were approximately $750,000. We estimate that the 2020 net profit attributable to these sales (utilizing Reuters News’ 2020 segment adjusted EBITDA margin disclosed in this annual report) was approximately $85,000. Our Reuters business plans to continue its existing customer contracts which are covered by the ITRA. However, it does not plan on entering into any new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Thomson Reuters Annual Report 2020

Other Information and Disclosures

Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.tr.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 9, 2021. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States. Requests may also be sent by e-mail to: investor.relations@tr.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Additional financial information is included in the “Management’s Discussion and Analysis” and “Consolidated Financial Statements” sections of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of U.S. domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and Board committee charters are available on www.tr.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at board@tr.com or by mail at Thomson Reuters Board of Directors, Attention: Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Dominic Ebenbichler.

Thomson Reuters Annual Report 2020

Cross Reference Tables

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2020 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

Annual Information Form (Form 51-102F2) Cross Reference Table

Page/Document
Item 1.	Cover Page	Cover
Item 2.	Table of Contents	1
Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	183
	3.2 Intercorporate Relationships	192-193
Item 4.	General Development of the Business
	4.1 Three Year History	3
	4.2 Significant Acquisitions	12, 37
Item 5.	Describe the Business
	5.1 General	2-15
	5.2 Risk Factors	16-30
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A
Item 6.	Dividends	185-186
Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	183-184
	7.2 Constraints	N/A
	7.3 Ratings	187-188
Item 8.	Market for Securities
	8.1 Trading Price And Volume	184
	8.2 Prior Sales	N/A
Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A
Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	172-182
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	N/A
	10.3 Conflicts Of Interest	N/A
Item 11.	Promoters	N/A
Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	61
	12.2 Regulatory Actions	61
Item 13.	Interest of Management and Others in Material Transactions	67-68

Thomson Reuters Annual Report 2020

		Page/Document
Item 14.	Transfer Agents and Registrars	187
Item 15.	Material Contracts	189-191
Item 16.	Interest of Experts
	16.1 Names Of Experts	193
	16.2 Interests Of Experts	193
Item 17.	Additional Information	193-194
Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A

Form 40-F Cross Reference Table

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	98-171
Management’s Discussion And Analysis	31-97
Disclosure Controls And Procedures	70
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	70
b. Management’s Report On Internal Control Over Financial Reporting	98
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	99-101
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	178
Code Of Ethics	182
Principal Accountant Fees And Services	179-180
Off-Balance Sheet Arrangements	60-61
Tabular Disclosure Of Contractual Obligations	60-61
Identification Of The Audit Committee	178

THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 647 480 7000 www.tr.com